





ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 4D – Half Year Report'

Released: 16 February 2010

Pages: 42
(including this page)

FILE NO: 082-01711

Fosters Brewing

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dw 2/17

16/02 '10 09:12 FAX 61 3 9645 7226 SECRETARIAL DEPARTMENT → SEC CORP FIN 002

2010

Half Year Financial Results

For the half year ended 31 December 2009
Incorporating the requirements of Appendix 4D



FOSTER'S
GROUP

ABN 49 007 620 886


FOSTER'S
GROUP

APPENDIX 4D

Half Year Report
For the six months ended 31 December 2009

ABN 49 007 620 886

Results for announcement to the market

Extracts of the Foster's Group Limited results for the half year ended 31 December 2009.

				$m
Total operating revenue	down	4.7%	to	2,398.9
Net profit for the period attributable to members	down	13.5%	To	355.7

Dividends	Amount per security	Franked amount per security at 30% tax
Interim dividend	12.00.¢	12.00¢
Previous corresponding period	12.00¢	12.00¢
Record date for determining entitlements to the dividend	1 March 2010	

Other information	
Net asset backing per ordinary share	$1.94 per share (2008: $2.06 per share)
Net tangible asset backing per ordinary share	$0.52 per share (2008: $0.47 per share)

Further information:

Chris Knorr
Tel: +61 3 8626 2685
Mob: 61 `417 033 623

Foster's Group Limited
Financial report for the six month period ended 31 December 2009

Contents

1 Media Release

6 Profit Commentary

17 Financial Statements


FOSTER'S
GROUP

16 February 2010

NET PROFIT[1] OF $363 MILLION

- Net sales revenue $2.3 billion
- Net profit[1] $363.0 million and earnings per share[1] 18.8 cents
- Operating cash flow pre interest and tax up 0.4% to $694.5 million
- Interim dividend of 12 cents per share
- Currency and economic conditions impact wine earnings

Financial Overview

"Today's result demonstrates the ongoing strength of CUB and the exchange rate impacts and recessionary economic conditions in global wine.

"We maintained strong cash performance with cash flow after dividends up 20.1 per cent to $187.3 million and group cash conversion increasing 14.8 per cent to 107.3%.

"Foster's balance sheet remains strong with net debt at $2.2 billion, interest cover of 8.9 times and committed un-drawn facilities of $1.8 billion.

Transformation Agenda

"One year on from the wine strategic review, we are doing what we promised, and benefits are being realised across both the beer and wine businesses.

"Our $100 million cost saving program is on track, delivering approximately $35 million of benefits in the first half and $70 to $80 million expected for the full year.

"The cultural change occurring is marked and sets the foundation for Foster's as a leaner, more effective market competitor.

"We are delivering on our commitments, with the separation of our wine and beer sales force; rationalisation of the non core Australian wine tail brands; sale of non essential vineyards; and delivery of cost savings to plan.

Business Performance

"CUB's beer portfolio remains Australia's clear leader, with powerful brands driving strong sales growth.

"Over the past six months we have finalised the appointment of the new senior leadership team in the Wine business and we were very pleased to announce the recent appointment of John Pollaers to lead Carlton & United Breweries.

---

[1] Before SGARA (refer page 7)

"The strong Australian dollar has cut first half wine earnings by approximately $83 million.

"Adjusting for currency the key contributor to the decline in wine earnings was recessionary conditions in Americas.

"Wine consumers have reduced discretionary spending, on premise channels have shown decline, and global over-supply of wine is prompting clearance-level discounting.

"In Australia, the changes we made to the sales team and the creation of end to end businesses in beer and wine are beginning to show benefits.

"Our wine performance has been good in a very tough domestic Australian market - with improved performance from our core labels such as Penfolds, Lindemans, Wolf Blass and Yellowglen.

"As we progress through the financial year we will realise further benefits from the transformation of Foster's.

"I'm confident that over the coming 12 to 18 months, we will see the changes across our business translate into sustained performance improvement.

Ian Johnston, Chief Executive Officer

Financial Highlights

Foster's Group Limited (Foster's) today reported first half net profit[1] of $363.0 million and earnings per share[1] of 18.8 cents.

Recessionary economic conditions in the Americas and Europe and the related strength of the Australian dollar contributed to a 4.4% decline in net sales revenue and a 14.0% decline in EBITS[2]. On a constant currency basis net sales revenue was in line with the prior year and EBITS declined 2.3%.

Foster's Australian and Pacific beer business, Carlton & United Breweries (CUB), had a strong first half with EBITS up 6.6% to $486.4 million. CUB earnings benefited from strong unit revenue growth that included a contribution from both price and mix. EBITS margins benefited from the realisation of cost savings but importantly there was an increase in first half brand investment.

Unfavourable exchange rate movements and recessionary economic conditions in key international markets impacted global wine EBITS. On a constant currency basis global wine EBITS declined 24.8% with growth in Australia and EMEA offset by declines in Americas, Asia and New Zealand.

Foster's continues to realise benefits from the previously announced cost reduction program with approximately $35 million of benefits realised in the first half. Foster's expects to realise between $70 and $80 million of cost savings fiscal 2010 and remains on-track to deliver the full $100 million of benefits in fiscal 2011.

Foster's continues to generate outstanding cash flow and cash flow after dividends[3] increased $31.4 million to $187.3 million. Cash conversion increased 14.8 percentage points to 107.3% of EBITDAS[4] with CUB cash conversion 89.3% and wine cash conversion 179.5%.

Foster's balance sheet and liquidity are strong. Interest cover in the first half was 8.9 times. At 31 December 2009 gearing was 58.8%, cash was $352.3 million and committed undrawn facilities were $1.8 billion.

Since June 2009, net debt declined $393.7 million to $2.2 billion and benefited from cash flow and exchange rate movements.

Transformation Agenda

The Transformation Agenda seeks to deliver a sustainable improvement in performance. The program is built on the wine strategic review outcomes announced in February 2009 and incorporates Foster's broader strategic initiatives that are described under the imperatives of capability, efficiency and growth.

Implementation is well advanced: the renewal of the leadership team, separation of the Australian beer and wine businesses and adoption of the new management structure is complete; substantial progress has been made on the realisation of identified cost savings and asset divestments; and initiatives to build business capability and develop a high performance culture are ongoing.

---

[2] Earnings before interest, tax and SGARA

[3] Operating cash flow before payments associated with significant items after net capex and dividends (refer page 15)

[4] Earnings before depreciation, amortisation, interest, tax and SGARA

Management Structure - Foster's new operating management structure separates beer and wine in Australia and integrates sales and marketing activities with respective supply activities in each region. The new structure creates single management responsibility for end to end business units that has significantly improved focus and decision making speed; provided transparency and accountability; and reduced complexity. Foster's reporting segments have been re-aligned to reflect the new management structure.

Cost Savings – Approximately $35 million of benefits were realised in the first half and included reductions in business unit and corporate overheads, procurement savings and initial improvements in manufacturing efficiencies from continuous improvement initiatives.

Wine Production Network – Efficiency benefits are being realised from the consolidation of wine production. In California Central Coast wine production has been consolidated at the Paso Robles facility and the reconfiguration of St Helena is complete. In Australia packaging of still wine has largely been consolidated at the Wolf Blass Packaging Centre.

Vineyard Divestments – Progress on the vineyard divestment program is ahead of expectations with half of the 36 vineyard properties identified sold at 31 December 2009. Sales of an additional 3 properties have been agreed subsequent to balance date and further sales are expected through the balance of the fiscal year. No earnings impact from the sale of vineyards has been recognised in the first half.

Culture and People – Foster's continues the effort to develop a high performance culture with improved training and people management processes and the re-alignment of incentives to better reflect business performance and individual objectives. Particular focus is being directed to the sales and commercial teams in both Australia and the US.

Carlton & United Breweries

The transition to a dedicated beer sales force and the implementation of the new management structure that reintegrates responsibility for beer sales and marketing with production activities was completed at the commencement of this fiscal year. CUB now has a unified focus on improving top and bottom line beer performance.

Customer feedback on the sales transition and the new CUB is overwhelmingly positive. The dedicated beer sales structure has restored category focus and significantly simplified sales calls with benefits beginning to emerge towards the end of the period. Anticipated overhead reductions through simplification are being realised.

CUB's brand portfolio continues to lead the regular, premium domestic and premium imported beer categories, as well as the lower carbohydrate and flavoured beer sub-categories and in the cider category[5].

In Australia the Carlton brand continued to outperform the beer category[5] with net sales revenue up 12.0%. The VB brand maintained the momentum established in the second half of fiscal 2009 with net sales revenue ahead of the prior year. Pure Blonde continues to be the leader in the low carbohydrate sub-segment[5] with growth benefiting from the launch of Pure Blonde Naked Ale. Corona led growth[5] in the premium international category and Crown Lager's volume and net sales revenue were similar with the prior year. In craft beer, the Matilda Bay brand increased net sales revenue by 62% driven by Fat Yak and the December quarter launch of Big Helga. Cider continues to be the fastest growing alcohol category in Australia[5] and CUB's cider net sales revenue increased 13.8%.

---

[5] Source: Nielsen to December 2009

Wine

Three key factors have impacted first half global wine performance. In key international markets recessionary conditions have held back demand and radically affected the on-premise channel. In addition oversupply of Australian and New Zealand sourced wines has contributed to downward pressure on pricing and margin compression across the industry. And exchange rate movements have reduced wine EBITS by approximately $83 million.

Adjusting for currency the decline in wine earnings is largely attributable to Americas where the impact of recessionary conditions has been most pronounced.

In challenging conditions Foster's is making good progress in the implementation of the Transformation Agenda. The investment in a direct route to market system and enhanced in-market commercial capability is contributing to share gains and improved financial performance in key Nordic, Continental European and Canadian markets. Within the US encouraging mix and share trends are emerging in key states where Foster's transformation is more advanced.

In Australia performance is benefiting from clear management focus following the reintegration of sales and marketing with supply activities. Customer feedback on the transition to a dedicated wine sales force has been positive with strong distribution gains in the on–premise channel. While overall volume in the UK is below prior year, Foster's continues to focus on the development of core brands at premium price points.

Outlook

Foster's remains committed to its strategic agenda and transformation program. The transition to new business structures and implementation of many of the key initiatives emerging from the wine review are substantially complete. The next phase of Foster's program will drive improving execution and effectiveness.

Growth initiatives now underway include further investments in sales capability to deliver our beer strategy and build on the strong growth and cash flows of CUB. With a dedicated beer sales team now in place and new leadership appointed, CUB is well placed to become a more efficient, competitive and focussed business.

In wine, key initiatives include leveraging new sales capability in Australia to drive growth in distribution of core brands, a commitment to re-invigorate the Australian wine category overseas, establishing a strong regional presence in Asia, building on our strong Canadian position, and extending the excellent Nordics results across Europe.

In the Americas Foster's is progressing the US route to market strategy and will commence implementation of the first phase in June 2010. Prevailing economic conditions remain challenging in the Americas however there are emerging signs of stabilisation. Recent performance improvement in key states provides confidence that momentum will build through the balance of the year.

Further information:

Media

Troy Hey
Tel: +61 3 8626 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 8626 2685
Mob: +61 417 033 623

Foster's Group Limited
Financial report for the six month period ended 31 December 2009

Profit Commentary

7 Fiscal 2010 Half Year Result Summary

8 Reconciliation to the Statement of Comprehensive Income

9 Carlton & United Breweries

10 BCS Rest of World

11 Americas Wine

12 ANZ Wine

13 EMEA Wine

14 Asia Wine

15 Cash Flow

16 Net Debt and Interest Expense

RESULT SUMMARY

6 Months to 31 December	2009 Reported $m	2008 Reported $m	Change %	2008 Constant Currency $m	Change %
Net sales revenue [a]	2,302.2	2,407.6	(4.4)	2,296.2	0.3
CUB [b]	486.4	456.2	6.6	458.1	6.2
Rest of World BCS	7.2	11.8	(39.0)	10.0	(28.0)
Americas Wine	43.8	115.2	(62.0)	80.1	(45.3)
ANZ Wine [b]	37.0	37.4	(1.1)	37.3	(0.8)
EMEA Wine	12.0	50.4	(76.2)	5.6	114.3
Asia Wine	6.4	8.6	(25.6)	8.9	(28.1)
Corporate	(22.7)	(16.4)	(38.4)	(16.5)	(37.6)
EBITS[1]	**570.1**	**663.2**	**(14.0)**	**583.5**	**(2.3)**
SGARA	(10.1)	0.3	>(200.0)	0.4	>(200.0)
EBIT	**560.0**	**663.5**	**(15.6)**	**583.9**	**(4.1)**
Net finance costs	(64.3)	(84.2)	23.6	(74.3)	13.5
Net profit before tax	**495.7**	**579.3**	**(14.4)**	**509.6**	**(2.7)**
Tax	(139.0)	(165.3)	15.9	(145.4)	4.4
Net profit after tax	**356.7**	**414.0**	**(13.8)**	**364.2**	**(2.1)**
Net profit attributable to non-controlling interests	(1.0)	(2.7)	63.0	(2.6)	61.5
Net profit after tax attributable to members of Foster's Group Limited	**355.7**	**411.3**	**(13.5)**	**361.6**	**(1.6)**
Net profit after tax (before SGARA)	363.0	411.1	(11.7)	361.3	0.5
EPS (before SGARA)	18.8	21.4	(12.1)	18.8	-
Reported EPS	18.4	21.4	(14.0)	18.8	(2.1)
Average shares (number - million)	1,929.5	1,924.2		1,924.2	

(a) Refer reconciliation to the Statement of Comprehensive Income on page 21

(b) The allocation of shared fiscal 2009 overhead costs in Australia between CUB and ANZ Wine has also been adjusted to provide a comparable basis for actual overheads being incurred by the separate beer and wine businesses in fiscal 2010. The realignment of overhead costs is consistent with the detailed overhead cost analysis completed as part of the wine strategic review announced on 17 February 2009. In first half 2009 $31.7 million and for fiscal 2009 $60.0 million of overhead costs have been reallocated from CUB to ANZ Wine.

Exchange rates: Average exchange rates used for profit and loss purposes in fiscal 2010 are: $A1 = $US 0.8699 (2009: $A1 = $US 0.7864), $A1 = GBP 0.5310 (2009: $A1 = GBP 0.4488). Period end exchange rates used for balance sheet items in fiscal 2010 are: $A1 = $US 0.8938 (2009: $A1 = $US 0.6917, $A1 = GBP 0.5559 (2009: $A1 = GBP 0.4800).

Constant currency: Throughout this report constant currency assumes current and prior earnings of self-sustaining foreign operations are translated and cross border transactions are transacted at current year exchange rates.

SGARA: Australian Accounting standard AASB141 "Agriculture"

RECONCILIATION TO THE STATEMENT OF COMPREHENSIVE INCOME

6 Months to 31 December	Reference	2009 Reported $m	2008 Reported $m
Net sales revenue	Commentary - p7	2,302.2	2,407.6
Other revenue		96.7	108.4
Total revenue	Comprehensive income statement - p21	**2,398.9**	**2,516.0**
EBITS	Commentary - p7	570.1	663.2
SGARA		(10.1)	0.3
Profit before tax and finance costs	Comprehensive income statement - p21	**560.0**	**663.5**
Net profit after tax before SGARA	Commentary - p7	363.0	411.1
SGARA post tax		(7.3)	0.2
Net profit attributable to members of Foster's Group Limited	Comprehensive income statement - p21	**355.7**	**411.3**

BEER

6 Months to 31 December	2009 Reported	2008 Reported	Change %	2008 Constant Currency	Change %
CUB					
Volume (millions 9L cases)	57.4	58.0	(1.1)	58.0	(1.1)
NSR ($ millions)	1,264.0	1,207.2	4.7	1,202.3	5.1
EBITS ($ millions)	486.4	456.2	6.6	458.1	6.2
EBITS / NSR Margin (%)	38.5	37.8	0.7 pts	38.1	0.4 pts
Rest of World					
Volume (millions 9L cases)	3.5	4.0	(12.1)	4.0	(12.1)
NSR ($ millions)	31.0	36.5	(15.1)	35.3	(12.2)
EBITS ($ millions)	7.2	11.8	(39.0)	10.0	(28.0)
EBITS / NSR Margin (%)	23.2	32.3	(9.1)pts	28.3	(5.1)pts
Total					
Volume (millions 9L cases)	60.9	62.0	(1.8)	62.0	(1.8)
NSR ($ millions)	1,295.0	1,243.7	4.1	1,237.6	4.6
EBITS ($ millions)	493.6	468.0	5.5	468.1	5.4
EBITS / NSR Margin (%)	38.1	37.6	0.5 pts	37.8	0.3 pts
Cash Conversion (%)	89.4	86.7	2.7 pts	87.1	2.3 pts
Capex ($ millions)	15.7	20.3	22.7	19.6	19.9
Asset Sale Proceeds ($ millions)	0.1	0.1	-	0.1	-
Net Capex ($ millions)	15.6	20.2	22.8	19.5	20.0

Carlton & United Breweries

In Australia innovation is contributing to renewed consumer interest in the beer category with industry volume up approximately 1%[6]. Growth in domestic premium, international and low carbohydrate segments is strong with the industry continuing to benefit from positive price and mix trends.

CUB's beer volume in Australia decreased 1.1% and was impacted by lower promotion program participation in the December quarter. Beer net sales revenue per case increased 6.9% with a strong contribution from price and an ongoing benefit from mix. In part strong net sales revenue per case growth reflected a reduced promotional program from last year, and contributed to the small share loss.

Carlton Draught continues to outperform the regular beer category and became Australia's second largest regular beer behind VB[5] in the December quarter. Carlton Draught net sales revenue increased 10.8%. Carlton Dry increased net sales revenue by 63.0% with the "Live Your Dreams" campaign resonating with consumers. Recent innovations Carlton Natural Blonde and Carlton Dry Fusion Lemon also performed strongly.

The VB brand has maintained the momentum established in the second half of fiscal 2009 with net sales revenue ahead of the prior year. Good progress has been made in the half in the long-term

---

[6] Source: Foster's estimate

reinvigoration of the VB brand with "The Regulars" campaign and launch of VB Raw broadening the brand's appeal.

The Pure Blonde brand increased net sales revenue by 10.1% and benefited from strong Pure Blonde Naked Ale growth.

In the premium category Crown Lager volume and net sales revenue were in line with the prior year and Corona continued to lead international premium growth[5]. In the flavoured sub-segment Carlton Dry Fusion net sales revenue increased 31.3% and benefited from the launch of additional flavours.

CUB continues to deliver a strong innovation program that is targeted at growth segments and at price points that contribute positively to mix. In the low and reduced carbohydrate category recently launched Carlton Natural Blonde and Pure Blonde Naked Ale are performing strongly. The more recent VB Raw is on track with marketing support scheduled to begin in the second half. CUB's performance in the craft beer sub-segment is outstanding. The Matilda Bay brand increased net sales revenue by 62% driven by Fat Yak and the recent launch of Big Helga in the December quarter.

Cider in Australia continues to be the fastest growing alcohol beverage segment[5] and CUB's cider volume increased 9.3% with net sales revenue up 13.8%. Spirits / ready to drink (RTD) net sales revenue declined 14.1%.

In the Pacific, volume declined 2.8%, however on a constant currency basis net sales revenue increased 4.1% and benefited from price and mix. Earnings in the Pacific were below the prior year, impacted by the tsunami in Samoa and unfavourable exchange rate movements.

CUB EBITS increased 6.6% and included a $13 million benefit from cost reduction initiatives.

CUB's mix adjusted unit cost of sales increased 3.1% with higher glass costs the key factor. In the first half cost of sales increases were below previous guidance for fiscal 2010 with initial benefits being realised from the implementation of Continuous Improvement programs and in procurement. For fiscal 2010 Foster's now expects CUB's mix adjusted unit cost of sales to increase between 3% and 4%.

In the first half brand investment was increased to support new and recently released products, the Carlton Dry "Live Your Dreams" campaign and re-launch of VB. Brand investment in the second half is expected to be in line with historic rates.

CUB continues to realise efficiencies from its production network with cost of sales increases below previous guidance. Upgrades to packaging capability were completed in the first half to provide increased pack size flexibility. CUB customer delivery capability remains outstanding with in-full on-time deliveries maintained at record levels.

Rest of World Beer, Cider and Spirits / RTDs

Rest of world (ROW) Beer, Cider and Spirits / RTDs (BCS) includes Foster's share of profits from African and Eastern joint venture in the Middle East, license and joint venture income associated with the Foster's Lager trademark and income from sales of Foster's product in Americas, Asia, New Zealand and EMEA.

Recessionary economic conditions in key markets in the Middle East and in the US have caused a 17.7% reduction in Foster's Lager volume in these markets. On a constant currency basis equity accounted earnings from Africa & Eastern declined 1.9%.

FOSTER'S WINE

6 Months to 31 December	2009 Reported	2008 Reported	Change %	2008 Constant Currency	Change %
Americas					
Volume (millions 9L cases)	9.4	9.5	(0.2)	9.5	(0.2)
NSR ($ millions)	488.6	583.9	(16.3)	525.4	(7.0)
EBITS ($ millions)	43.8	115.2	(62.0)	80.1	(45.3)
EBITS / NSR Margin (%)	9.0	19.7	(10.7)pts	15.2	(6.2)pts
ANZ					
Volume (millions 9L cases)	4.5	5.2	(13.1)	5.2	(13.1)
NSR ($ millions)	304.0	326.7	(6.9)	325.3	(6.5)
EBITS ($ millions)	37.0	37.4	(1.1)	37.3	(0.8)
EBITS / NSR Margin (%)	12.2	11.4	0.8 pts	11.5	0.7 pts
EMEA					
Volume (millions 9L cases)	4.8	4.7	2.0	4.7	2.0
NSR ($ millions)	189.5	226.2	(16.2)	180.8	4.8
EBITS ($ millions)	12.0	50.4	(76.2)	5.6	114.3
EBITS / NSR Margin (%)	6.3	22.3	(16.0)pts	3.1	3.2 pts
Asia					
Volume (millions 9L cases)	0.4	0.4	(11.4)	0.4	(11.4)
NSR ($ millions)	25.1	27.1	(7.4)	27.1	(7.4)
EBITS ($ millions)	6.4	8.6	(25.6)	8.9	(28.1)
EBITS / NSR Margin (%)	25.5	31.7	(6.2)pts	32.8	(7.3)pts
Total					
Volume (millions 9L cases)	19.2	19.8	(3.3)	19.8	(3.3)
NSR ($ millions)	1,007.2	1,163.9	(13.5)	1,058.6	(4.9)
EBITS ($ millions)	99.2	211.6	(53.1)	131.9	(24.8)
EBITS / NSR Margin (%)	9.8	18.2	(8.4)pts	12.5	(2.7)pts
Cash Conversion (%)	179.5	113.9	65.6 pts	120.7	58.8 pts
Capex ($ millions)	22.4	26.5	15.5	25.2	11.1
Asset Sale Proceeds ($ millions)	33.6	1.1	>200.0	1.1	>200.0
Net Capex ($ millions)	(11.2)	25.4	144.1	24.1	146.5

Americas Wine

In the US the recessionary consumer environment continues to have a major impact on the category. Consumers are trading down, have reduced on-premise consumption and are highly price sensitive. Declines in the on-premise channel and independent retail channels have been offset by growth in grocery and clubs channels, but competition is intense; some brands, once exclusive on-premise, are being offered at lower prices through grocery.

In these challenging market conditions, initiatives are being implemented to deliver sustainable performance improvement. A new leadership team is upgrading sales capability and refocusing on core brands to premiumise the portfolio. Foster's is also redefining its relationships with US distributor partners and will commence the implementation of a new route to market footprint in

June 2010. A further initiative has been implemented to improve transparency and visibility of in-market performance, and more effectively align distributor incentives with Foster's channel and portfolio strategies.

Foster's shipment volume in Americas was similar to the prior year with shipments in-line with distributor depletions leaving distributor inventory unchanged. Depletions included strong growth in commercial wines offset by declines in wines retailing above $US10 per bottle. Through the December quarter depletions of wines priced above $US10 per bottle began to benefit from increased sales focus.

Volume of California sourced wines increased 4.9% with growth in the Beringer California Collection partially offset by decline in the luxury portfolio. The Beringer brand has regained its position as the largest wine brand in the US[7]. Volume of Australian sourced wine declined 8.3% but Foster's maintained its share of the Australian category.

Sales focus on wines priced above $US10 per bottle is increasing with solid distribution gains being made in the on-premise and independent retail channel. Growth in Beringer Knights Valley, Penfolds Bins, Stags' Leap and St Clement in the December quarter contributed to a 2.3% increase in shipments of wines that retail above $US10.

Recently released Colores del Sol is performing strongly and is now leading growth in the small but fast growing Argentinean category in the US. Innovation is a key contributor to category growth and the new management team is embedding an improved innovation process with a focus on wines priced above $US10 per bottle. Innovation activity will begin to increase through the second half and includes the recently launched Santa Barbara Wine Company brand.

In Canada investment in sales and marketing capability and the transition to direct distribution in Quebec and the Maritime Provinces contributed to an improvement in performance. Volume in Canada increased 1.5% reversing a 15 month adverse trend. The focus on core brands reversed declines in Wolf Blass and Lindemans and contributed to overall share gains in the Australian category.

On a constant currency basis net sales revenue per case declined 6.8% driven by increased price competition and unfavourable mix with lower volume of higher margin wines priced above $US10 per bottle.

EBITS declined 62.0% to $43.8 million with a major factor being exchange rate movements. On a constant currency basis EBITS declined 45.3% and was impacted by unfavourable mix, increasing price activity and limited opportunity to recover cost of sales increases. Cost of sales increases were driven by the higher cost 2007 and 2008 Californian vintages.

ANZ Wine

ANZ Wine performance is benefiting from clear management focus following the reintegration of sales and marketing with supply activities. Performance in Australia was strong with benefits beginning to emerge from improved sales focus following the transition to a dedicated wine sales team in the June 2009 quarter. Customer feedback on the transition has been positive with strong distribution gains in the on–premise channel.

Good progress has been made on portfolio shaping initiatives with the rationalisation of the Australian tail brands identified at the wine strategic review now substantially complete. Innovation continues to be a key enabler of portfolio shaping, channel management and core brand

[7] Source: Nielsen to 9 January 2010

development. Recently released on-premise boutique wines are performing well and a program to develop and release additional channel differentiated products is underway.

In Australia core bottled wine volume, which excludes the impact from tail brand rationalisation initiatives and the discontinuation of cask wine, increased 0.5% with growth in wines above $11 per bottle. Core bottled wine net sales revenue decreased 0.9% to $269.1 million. Penfolds, Wynns and Pepperjack benefited from increased sales focus and Yellowglen continued to lead the sparkling category[5] with sustained brand investment and a strong innovation program.

In Australia core bottled wine net sales revenue per case decreased 1.3% with the benefits of positive mix and selective price increases on icon and luxury wines offset by increased pricing activity to meet the challenges of oversupply in Australia and New Zealand.

In Australia EBITS increased 9.7% and included benefits from overhead cost reduction reductions, the implementation of Continuous Improvement programs at key production sites and procurement initiatives.

Trading conditions in New Zealand are challenging. Consumer purchasing reflects the recessionary economic conditions with oversupply contributing to significant price discounting. Unfavourable exchange rate movements have reduced the profitability of Australian sourced wine. For Foster's New Zealand a third of volume is Australian sourced and the outcome was a decline of 16.9%. On a constant currency basis net sales revenue declined 16.2%.

EMEA Wine

The Nordic and Continental European markets are performing solidly with some improvement in consumer confidence emerging through the half. Trading conditions in the UK and Ireland remain challenging and exchange rate movements have had a significant impact on region profitability and reduced the competitiveness of the Australian category.

Foster's continues to focus on developing the more profitable Nordic and Continental Europe region where Foster's is the Australian category leader in key markets. Investment in these markets has increased with the transition to direct distribution in the Nordics and expanded sales and marketing teams.

Volume in the Nordics and Continental Europe increased 25.7%. Foster's returned to above category growth in Sweden, Norway and the Netherlands with strong growth in the grocery channel in Denmark. Growth is benefiting from improved marketing, promotion and sales execution with increased distribution and listings of Foster's core portfolio the key contributors. Growth is also benefiting from targeted innovation including Lindemans South African wines in the Netherlands, Yellowglen Pink in Finland and Beringer in Denmark. In Eastern Europe and in the on-premise and duty free channels volume was below the prior year.

Volume in the UK and Ireland declined 7.5% with trading conditions in these markets reflecting the severe recessionary economic environment and price driven promotional activity. Foster's is focused on developing premium prices points, investing in the development of the more profitable convenience and impulse channels and reducing costs through local packaging.

On a constant currency basis EMEA net sales revenue per case increased 2.7% with benefits from the move to direct distribution in Nordics partially offset by unfavourable mix and increased pricing activity in the UK and Ireland.

Unfavourable exchange rate movements had a significant negative impact on profitability in EMEA.

On a constant currency basis EBITS increased 114.3% and EBITS margin improved 3.2 percentage points. The key contributors to the improvement in constant currency earnings were the capture of additional margin from direct distribution in key Nordic markets, lower transport and packaging costs from increased in-market packaging, and overhead reductions.

Asia Wine

In Asia Foster's continues to examine opportunities to accelerate growth and has completed the relocation of the Asia senior management team to the regional office in Singapore. In-market sales and marketing capability will be boosted by the investment in an expanded regional team.

Brand and channel mapping has been conducted across all key markets with growth opportunities identified within the existing portfolio and in targeted innovation. Accelerating growth in China is a focus and in the second half Foster's has a strong innovation pipeline.

Recessionary economic conditions have impacted growth in Japan, South Korea and in the on-premise and duty free channels.

Good volume growth in China, Hong Kong, Taiwan, Singapore and Malaysia was offset by declines in Japan, South Korea and Thailand. In Hong Kong and Singapore Foster's has increased share of the Australian category. On a constant currency basis net sales revenue per case increased 4.5% with mix benefiting from strong growth in Penfolds luxury and icon wines.

On a constant currency basis EBITS margin declined 7.3 percentage points to 25.5% and was impacted by lower volume, especially in constrained Penfold vintages.

Vintage and Inventory Update

Mix adjusted unit cost of sales of Australian sourced wines was marginally below the prior year and Californian sourced wines increased 5%.

Grape production in the 2009 Californian vintage is estimated to be 23%[8] above the low yielding 2008 vintage. The increase reflects above average vineyard yields in 2009 and the Californian industry is not in long term structural oversupply. Grape production from Foster's company owned vineyards was up by a similar amount to the overall industry. Foster's intake from all sources was in-line with demand requirements.

Current expectations for the upcoming 2010 Australian vintage are for vineyard yields to be in line with longer term averages. Grape prices are expected to come under further pressure with the vintage likely to increase industry inventory levels. The $8.1 million SGARA loss recognised in the first half in Australia primarily reflects a lower market value of grapes expected to be harvested from company owned vineyards.

---

[8] Source: California Department of Food and Agriculture

CASH FLOW

6 Months to 31 December	2009 $m	2008 $m	% Change
EBITDAS	647.2	748.4	(13.5)
Working capital change	52.4	(31.0)	
Other items	(5.1)	(25.5)	
Operating cash flow before interest and tax	**694.5**	**691.9**	**0.4**
Dividends received	-	-	
Net interest paid	(68.9)	(81.9)	
Tax paid	(127.2)	(128.4)	
Net operating cash flows	**498.4**	**481.6**	**3.5**
Net capital expenditure	(17.2)	(51.9)	
Cash flow before dividends	**481.2**	**429.7**	**12.0**
Ordinary dividends/distributions to minorities	(293.9)	(273.8)	
Cash flow after dividends	**187.3**	**155.9**	**20.1**
Cash Conversion (OCF before interest and tax) (%)	107.3	92.5	14.8 pts
Reconciliation to the Cash Flow Statement			
Net operating cash flows before significants	**498.4**	**481.6**	**3.5**
Significant item cash flows in payments	(30.3)	(7.8)	
Net cash flow from operating activities	**468.1**	**473.8**	**(1.2)**

Foster's continues to generate outstanding cash flows with cash flow after dividends increasing $31.4 million to $187.3 million.

Cash conversion increased 14.8 percentage points to 107.3% of EBITDAS. CUB cash conversion was 89.3% and for the full year Foster's expects BCS cash conversion to be in line with longer term guidance of between 95 and 100%. Wine cash conversion was 179.5% and in the first half benefited from lower intake of bulk wine and initiatives to reduce finished goods inventories and improve debtor management. For the full year wine cash conversion is expected to be between 90 and 95%.

Net capital expenditure was $17.2 million with capex of $55.5 million and $38.3 million of asset sale proceeds. Major items of capex included upgrades to beer packaging capability, investment associated with Foster's global IT transformation project and purchases of kegs and oak.

Significant item cash flows include payments associated with the implementation of initiatives identified in the wine strategic review with the majority of the remaining cash payments expected to be made in the second half of fiscal 2010.

Dividend payments represent the final 2009 dividend and included the satisfaction of Dividend Reinvestment Plan (DRP) entitlements through the on-market purchases of shares. Foster's intends to satisfy the interim 2010 DRP entitlements via the on-market purchase of shares.

NET DEBT AND INTEREST EXPENSE

	Dec 2009 $m	Dec 2008 $m	% Change	Jun 2009 $m	% Change
Gross borrowings	2,598.6	3,367.5	(22.8)	2,764.6	(6.0)
Debt issuance costs	(27.3)	(20.7)		(19.7)	
Fair value adjustments to fixed debt	104.9	220.6		128.6	
Borrowings per balance sheet	2,676.2	3,567.4	(25.0)	2,873.5	(6.9)
Cash	(352.3)	(296.2)	18.9	(133.0)	164.9
Fair value of fixed rate debt hedges	(106.2)	(220.9)		(129.1)	
Net debt	2,217.7	3,050.3	(27.3)	2,611.4	(15.1)
Gearing (%)	58.8	76.2	17.4 pts	69.5	10.7 pts
Interest Expense ($m)	(64.3)	(84.2)	23.6	(146.6)	
Interest Cover (times)	8.9	7.9	1.0 times	7.9	1.0 times

Foster's has a robust balance sheet and strong liquidity. Interest cover in the first half was 8.9 times and at 31 December 2009 gearing was 58.8%, cash was $352.3 million and committed undrawn facilities were $1.8 billion.

Since June 2009 net debt has decreased $393.7 million to $2.2 billion and benefited from $187.3 million of cash flow after dividends and $243.9 million from exchange rate movements.

Net interest expense was $64.3 million, 23.6% below the first half of fiscal 2009. Net interest expense included an $8.7 million benefit from exchange rate movements and also benefited from lower interest rates on floating rate debt. Foster's average interest rate in the first half was 5.3%.

Foster's gross debt at 31 December 2009 had an average maturity of 6.8 years, approximately 88% was denominated in US dollars and approximately 42% was at floating interest rates. Liquidity at 31 December 2009 included $352.3 million of cash and approximately $1.8 billion committed undrawn bank facilities.

Foster's has $300 million of Australian dollar denominated medium term notes repayable in March 2010.

Foster's Group Limited
Financial report for the six month period ended 31 December 2009

Contents

18 Directors' report

21 Statement of comprehensive income

22 Statement of financial position

23 Statement of changes in equity

24 Statement of cash flows

25 Notes to the financial statements

- 1 Summary of significant accounting policies
- 2 Revenue, income and expenses
- 3 Segment results
- 4 Earnings per share
- 5 Dividends
- 6 Contributed equity
- 7 Retained profits
- 8 Investments accounted for using the equity method
- 9 Contingent assets and contingent liabilities
- 10 Recoverable amount of cash generating units
- 11 Events subsequent to reporting date

36 Directors' declaration

37 Independent audit report

DIRECTORS' REPORT

The Directors present their report on the consolidated entity comprising Foster's Group Limited and the entities it controlled at the end of, or during, the half year ended 31 December 2009.

PRINCIPAL ACTIVITIES

The principal activities of the Group during the period were the production and marketing of alcoholic beverages.

REVIEW OF OPERATIONS

The consolidated net profit of the Group, after income tax expense and minority interests, attributable to shareholders was $355.7 million, a decrease of 13.5% on the previous corresponding period result of $411.3 million. Tax expense was $139.0 million, a decrease of 15.9% on the previous corresponding period of $165.3 million. Net interest expense was $64.3 million, a decrease of 23.6% on the previous corresponding period of $84.2 million. Total consolidated Group net profit before minority interests was $356.7 million, a decrease of 13.8% on the previous corresponding period of $414.0 million. Net profit attributable to minority interests was $1.0 million compared with $2.7 million in the previous corresponding period.

There were no material items in the current or prior period.

Earnings before interest and tax (EBIT) was $560.0 million, a decrease of 15.6% on the previous corresponding period of $663.5 million. Management assess the financial performance of the wine operating divisions using an EBITS measure, defined as EBIT adjusted for the impact of the agriculture accounting standard requirements (SGARA). EBITS was $570.1 million, a decrease of 14.0% on the previous corresponding period of $663.2 million. The SGARA loss was $10.1 million, compared with a SGARA gain of $0.3 million in the previous corresponding period.

The contribution from each operating division was as follows:

- Carlton & United Breweries EBIT was $486.4 million, an increase of 6.6% on the previous corresponding period of $456.2 million.
- Australia and New Zealand Wine EBITS was $37.0 million, a decrease of 1.1% on the previous corresponding period of $37.4 million.
- Americas Wine EBITS was $43.8 million, a decrease of 62.0% on the previous corresponding period of $115.2 million.
- Europe, Middle East and Africa Wine EBITS was $12.0 million, a decrease of 76.2% on the previous corresponding period of $50.4 million.
- Asia Wine EBITS was $6.4 million, a decrease of 25.6% on the previous corresponding period of $8.6 million.
- Rest of World Beer, Cider and Spirits EBIT was $7.2 million, a decrease of 39.0% on the previous corresponding period of $11.8 million.
- Corporate division costs before tax was $22.7 million, an increase of 38.4% on the previous corresponding period of $16.4 million.

EVENTS SUBSEQUENT TO REPORTING DATE

John Pollaers has been appointed to the role of Managing Director, Carlton & United Breweries, reporting to Ian Johnston commencing 7 April 2010.

On 11 February 2010 the Group announced an extension to an exclusive licence with Grupo Modelo to sell and market products in Australia.

SHARES

Movement in the number of ordinary fully paid shares during the period were as follows:

	Number of shares (million)
Balance at 1 July 2009	1,927.8
Employee Share Plans	2.6
Balance at 31 December 2009	1,930.4

Under the terms of the Long Term Incentive Plan, Employee Share Grant Plan and the Employee Restricted Share Plan 2,650,882 fully paid ordinary shares were issued during the period.

AUDITOR INDEPENDENCE

The external auditor has provided a written statement that no professional engagement for the Group has been carried out which would impair their independence as auditor. The auditor's independence declaration is attached as part of this report.

DIVIDENDS

The 2008/2009 final dividend of $293.9 million (15.25 cents per ordinary share) was paid on 6 October 2009. No ordinary shares were issued pursuant to the dividend reinvestment plan as the entitlements to shares were satisfied by on-market purchases.

The Directors have declared an interim fully franked dividend of 12.00 cents per ordinary share, the same as the previous corresponding period.

DIRECTORS

The members of the Board of Directors of Foster's Group Limited who held office during the half year are as follows:

David A Crawford, AO
M Lyndsey Cattermole, AM
Paul A Clinton
Ian D Johnston
Max G Ould
Michael J Ullmer

ROUNDING

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the Directors' Report and financial report. In accordance with that Class Order, reported amounts have been rounded to the nearest tenth of one million dollars.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated at Melbourne 16 February 2010.



David A Crawford
Chairperson



Ian D Johnston
Chief Executive Officer



PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331
MELBOURNE VIC 3001
DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Auditor's Independence Declaration

As lead auditor for the review of Foster's Group Limited for the half year ended 31 December 2009, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to *the review; and*

b) no contraventions of any applicable code of professional conduct in relation to the *review.*

This declaration is in respect of Foster's Group Limited and the entities it controlled during the period.

Andrew Mill
Partner
PricewaterhouseCoopers

Melbourne
16 February 2010

Statement of comprehensive income

Foster's Group Limited and its controlled entities
Statement of comprehensive income for the half year ended 31 December

	Note	Consolidated 2009 $m	2008 $m
Revenue	2	**2,398.9**	2,516.0
Cost of sales		**(1,378.5)**	(1,382.8)
Gross profit		**1,020.4**	1,133.2
Other income	2	**2.9**	7.4
Selling expenses		**(193.3)**	(202.9)
Marketing expenses		**(148.3)**	(161.1)
Administration expenses		**(97.1)**	(100.2)
Other expenses		**(29.2)**	(18.3)
Share of net profits of associates and joint ventures accounted for using the equity method	8	**4.6**	5.4
Profit before tax and finance costs		**560.0**	663.5
Finance income		**4.3**	12.4
Finance costs		**(68.6)**	(96.6)
Net finance costs		**(64.3)**	(84.2)
Profit before tax		**495.7**	579.3
Income tax expense		**(139.0)**	(165.3)
Net profit		**356.7**	414.0
Net profit attributable to non-controlling interests		**(1.0)**	(2.7)
Net profit attributable to members of Foster's Group Limited		**355.7**	411.3
Other comprehensive income			
Cash flow hedges		**7.0**	(21.7)
Net investment hedges		**162.6**	(504.6)
Actuarial gain/(loss) on defined benefit plans		**2.1**	(28.7)
Income tax on items of other comprehensive income		**(51.5)**	166.5
Exchange difference on translation of foreign operations		**(162.9)**	398.9
Adjustment resulting from change in accounting policy		**(2.5)**	-
Other comprehensive income for the period, net of tax		**(45.2)**	10.4
Total comprehensive income for the period attributable to members of Foster's Group Limited		**310.5**	421.7
Non controlling interests		**1.0**	2.7
Total comprehensive income for the period		**311.5**	424.4
Earnings per share for profit attributable to the members of Foster's Group Limited (cents)	4		
- Basic		**18.4**	21.4
- Diluted		**18.4**	21.4

The statement of comprehensive income should be read in conjunction with the accompanying notes.

Statement of financial position

Foster's Group Limited and its controlled entities
Statement of financial position at period ended

	Note	Consolidated		
		Dec-09 $m	Jun-09 $m	Dec-08 $m
Current assets				
Cash and cash equivalents		**352.3**	133.0	296.2
Receivables		**1,049.5**	980.0	1,232.5
Inventories		**1,041.6**	1,151.2	1,246.0
Non-current assets classified as held for sale		**70.9**	102.8	19.5
Derivative financial assets		**0.4**	0.7	12.5
Total current assets		**2,514.7**	2,367.7	2,806.7
Non-current assets				
Receivables		**18.9**	22.4	29.7
Inventories		**304.9**	323.8	364.0
Investments accounted for using the equity method	8	**66.3**	69.1	72.2
Property, plant and equipment		**1,852.7**	1,938.8	2,197.2
Agricultural assets		**217.1**	237.4	334.2
Intangible assets		**2,758.3**	2,860.4	3,058.3
Deferred tax assets		**368.2**	425.4	452.6
Derivative financial assets		**110.1**	129.1	220.9
Total non-current assets		**5,696.5**	6,006.4	6,729.1
Total assets		**8,211.2**	8,374.1	9,535.8
Current liabilities				
Payables		**801.6**	718.1	829.7
Borrowings		**296.0**	370.2	32.5
Current tax liabilities		**69.1**	80.2	96.2
Provisions		**151.9**	186.7	157.7
Liabilities directly associated with non-current assets held for sale		**-**	-	9.6
Derivative financial liabilities		**1.3**	3.8	24.7
Total current liabilities		**1,319.9**	1,359.0	1,150.4
Non-current liabilities				
Payables		**9.1**	11.4	18.7
Borrowings		**2,380.2**	2,503.3	3,534.9
Deferred tax liabilities		**695.0**	695.5	791.3
Provisions		**36.9**	47.5	34.5
Derivative financial liabilities		**-**	-	5.2
Total non-current liabilities		**3,121.2**	3,257.7	4,384.6
Total liabilities		**4,441.1**	4,616.7	5,535.0
Net assets		**3,770.1**	3,757.4	4,000.8
Equity				
Contributed equity	6	**3,526.0**	3,521.7	3,490.9
Reserves		**(428.3)**	(373.5)	(306.2)
Retained profits	7	**654.9**	592.0	780.9
Total parent entity interest		**3,752.6**	3,740.2	3,965.6
Non-controlling interests		**17.5**	17.2	35.2
Total equity		**3,770.1**	3,757.4	4,000.8

The statement of financial position should be read in conjunction with the accompanying notes.

Statement of changes in equity

Foster's Group Limited and its controlled entities
Statement of changes in equity for the half year ended 31 December

	Note	Consolidated	
		2009	2008
		$m	$m
Total equity at the beginning of the period		**3,757.4**	3,850.7
Comprehensive income			
Cash flow hedges (net of tax)		**4.9**	(15.2)
Net investment hedges (net of tax)		**113.8**	(353.2)
Actuarial gains/(losses) on defined benefit plans		**1.5**	(20.1)
Exchange difference on translation of foreign operations		**(162.9)**	398.9
Adjustment resulting from change in accounting policy		**(2.5)**	-
Other comprehensive income for the period, net of tax		**(45.2)**	10.4
Net profit		**356.7**	414.0
Total comprehensive income for the period		**311.5**	424.4
Transactions with equity owners as their capacity as owners			
Share based payments, net of tax		**(8.5)**	(1.4)
- Contributions (returns) of equity	6	**4.3**	(2.4)
- Dividends paid	5	**(293.9)**	(273.8)
- Non controlling interests		**(0.7)**	3.3
Transactions with owners in their capacity as owners		**(298.8)**	(274.3)
Total equity at the end of the period		**3,770.1**	4,000.8

The Statement of changes in equity should be read in conjunction with the accompanying notes.

Statement of cash flows

Foster's Group Limited and its controlled entities
Statement of cash flows for the half year ended 31 December

	2009 $m Inflows/ (Outflows)	2008 $m Inflows/ (Outflows)
Cash flows from operating activities		
Receipts from customers	**3,775.1**	3,810.0
Payments to suppliers, governments and employees	**(3,110.9)**	(3,125.9)
Interest received	**2.5**	11.7
Borrowing costs	**(71.4)**	(93.6)
Income taxes paid	**(127.2)**	(128.4)
Net cash flows from operating activities	**468.1**	473.8
Cash flows from investing activities		
Payments for property, plant, equipment and agricultural assets	**(51.6)**	(47.9)
Payments for acquisition of intangible and other assets	**(10.1)**	(5.2)
Payments for issues of loans	-	(0.2)
Net proceeds from repayment of loans	**0.6**	0.7
Proceeds from sale of property, plant and equipment	**5.4**	1.2
Proceeds from sale of assets held for sale	**32.9**	-
Net cash flows from investing activities	**(22.8)**	(51.4)
Cash flows from financing activities		
Payments for shares bought back	**(1.6)**	(2.4)
Proceeds from borrowings	**348.8**	181.3
Repayment of borrowings	**(269.4)**	(211.2)
Dividends paid	**(293.9)**	(273.8)
Net cash flows from financing activities	**(216.1)**	(306.1)
Total cash flows from activities	**229.2**	116.3
Cash at the beginning of the period	**133.0**	160.9
Effects of exchange rate changes on foreign currency cash flows and cash balances	**(9.9)**	19.0
Cash at the end of the period	**352.3**	296.2

The statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the financial statements

Note 1 Summary of significant accounting policies

Basis of Preparation

This general purpose financial report for the interim half year reporting period ended 31 December 2009 has been prepared in accordance with the requirements of applicable Accounting Standards including AASB 134 "Interim Financial Reporting", the Corporations Act 2001 and all mandatory professional reporting requirements. The half-year financial report has also been prepared on a historical cost basis, except for derivative financial instruments and agricultural assets, which have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged items in fair value hedges, and are otherwise carried at cost, are adjusted to record changes in the fair value attributable to the risks that are being hedged.

This half year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2009 prepared under Australian GAAP, changes in accounting policy for accounting standard requirements summarised below and any public announcements made by Foster's Group Limited (FGL) during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The financial report has been prepared for the consolidated entity (also referred to as the 'Group') comprising FGL as the parent entity and all its controlled entities. This report is presented in Australian dollars, which is the functional and presentation currency of FGL and its Australian subsidiaries.

Statement of Compliance

This financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS).

Compliance with AIFRS ensures that the half-year financial report comprising the financial statements and notes, complies with International Financial Reporting Standards (IFRS).

Adoption of new and revised Accounting Standards

The Group adopted the following new and revised Accounting Standards issued by the Australian Accounting Standards Board (AASB) that are relevant to its operations for the half year ended 31 December 2009.

- AASB 8 "Operating Segments", issued February 2007
- AASB 101 "Presentation of financial statements" (revised) issued September 2007
- AASB 123 "Borrowing Costs", (revised) issued June 2007
- AASB 139 "Financial Instruments: Recognition and Measurement" (revised) issued October 2009
- AASB 2008-1 "Amendments to AASB 2, Share-based Payments: Vesting Conditions and Cancellations" issued February 2008
- AASB 2008-2 "Amendments to AASB 132 and AASB 1: Puttable Financial Instruments and Obligations Arising on liquidation" issued March 2008
- AASB 2009-7 "Amendments to Australian Accounting Standards" which includes editorial amendments to AASB 5, AASB 7, AASB 112, AASB 136, AASB 139 and AASB Interpretation 17

With the exception of the "Prior period Accounting Policy change" below, there has been no financial impact of adopting these accounting standards in the current period. The Group has not elected to early adopt any other new Standards or amendments that are issued but not yet effective.

Prior period Accounting Policy change

Expensing of promotional activity costs

The Group has adopted the compiled amendments to AASB 138, "Intangible Assets". The Group now recognises goods or services acquired to provide future economic benefits in the form of promotion activities as an expense when the Group has access to the benefits. Inventory on hand of promotional materials has been reduced by $2.5 million (nil tax effect) and adjusted against opening retained earnings. The impact to profit and loss in the current and prior period is not material. The change is effective from 1 July 2008.

Significant Accounting Policies

Apart from the changes in accounting policy included in these Notes to the Financial Statements, the accounting policies and methods of computation are the same as those adopted in the consolidated financial report for the year ended 30 June 2009.

Operating Segments

In February 2009, Foster's announced the outcome of a comprehensive strategic review of its global wine business. The implementation of the recommendations from the review resulted in the Australian Wine and Beer, Cider and Spirits (BCS) divisions being structurally separated to provide greater management focus, organisational simplicity, financial transparency and performance accountability. This change in structure, as well as the adoption of AASB 8 Operating Segments, has resulted in a change in segments reported by the Group. Comparative amounts have been adjusted accordingly.

The Group has identified its operating segments based on the internal reports reviewed and used by the Chief Executive Officer (the chief operating decision maker) in assessing performance and in determining the allocation of resources. These reports, which are reviewed by the chief executive officer on at least a monthly basis, consider the business from both a geographic and product perspective.

The reportable segments are based on operating segments determined by the similarity of the nature of products, the production process, the types of customers and the methods used to distribute the products.

The Group has identified the following reportable segments:

Carlton and United Breweries (CUB)
This segment is responsible for the sale, marketing and supply of all beer, cider and spirits in Australia, and all operations of beer and wine in Fiji & Samoa.

Australia & New Zealand Wine (ANZ Wine)
This segment is responsible for the manufacture, sale and marketing of wine within Australia and New Zealand.

Europe, Middle East and Africa (EMEA) Wine
This segment is responsible for the sale and marketing of wine within the EMEA region.

Notes to the financial statements

Note 1 Summary of significant accounting policies (continued)

Americas Wine
This segment is responsible for the manufacture, sale and marketing of wine within the Americas region.

Asia Wine
This segment is responsible for the sale and marketing of wine within the Asia region.

The results of the beer, cider and spirits operations within the Americas, EMEA, New Zealand and Asian region are not reportable segments and are included within "Rest of the World BCS".

Although EMEA Wine and Asia Wine segments do not meet the quantitative thresholds required by AASB 8, management has concluded that these segments should be reported, given the continued focus on these regions.

Types of products and services

Beer, Cider and Spirits (BCS)
Foster's beer portfolio includes brands such as VB, Carlton Draught, Crown Lager and Pure Blonde. In Australia, Foster's also licenses leading international brands including Corona and Asahi. Cider brands include Strongbow and Spirits brands include Cougar, and The Black Douglas.

Wine
Foster's wine portfolio includes some of the world's leading premium wine brands such as Beringer, Penfolds, Lindemans, Wolf Blass and Rosemount.

Accounting policies and inter-segment transactions

Inter-segment revenues represent transactions between legal entities which are recognised based on an internally set transfer price. The price is set on an arm's length basis which is eliminated on consolidation.

Corporate charges
Certain Corporate shared service charges, except for net finance costs, are allocated to each business segment on a proportionate basis linked to segment revenue, to determine a segment result. Unallocated costs are reported in the Corporate segment. Net finance costs are not allocated to segments as the financing function of the Group is centralised through the Group's treasury function.

Segment loans payable and loans receivable
Segment loans are initially recognised at the consideration received excluding transaction costs. Inter-segment loans receivable and payable that earn or incur non-market interest are not adjusted to fair value based on market interest rates.

Other
It is the Group's policy that if items of revenue and expense are not allocated to operating segments, then any associated assets and liability are also not allocated to segments.

Major customers
The Group has one customer whose revenues represent 16% (2008: 13%) of the group's reported revenues. This revenue is recorded as a component of the CUB and the ANZ Wine segment.

Notes to the financial statements

Note 2 Revenue, income & expenses

	Consolidated 2009 $m	2008 $m
Revenue		
Sales Revenue	**2,300.0**	2,405.1
Royalties	**2.2**	2.5
Net sales revenue	**2,302.2**	2,407.6
Other revenue	**96.7**	108.4
Total other revenue	**96.7**	108.4
Total revenue	**2,398.9**	2,516.0
Other Income		
Net profit on disposal of non-current assets	**2.9**	7.1
Net agriculture valuation increment	**-**	0.3
Total other income	**2.9**	7.4
Depreciation	**(76.7)**	(83.7)
Amortisation	**(0.4)**	(1.5)
Total depreciation and amortisation	**(77.1)**	(85.2)

Net sales of alcoholic beverage products is after deducting excise and other duties and taxes of $1,077.3 million (2008: $1,036.0 million).

Notes to the financial statements

Note 3 Segment results

2009	CUB	ANZ wine	Americas wine	Asia wine	EMEA wine	Total segments	Rest of world BCS	Corporate/ Unallocated	Consolidated
$m									
Total revenue	1,359.7	519.6	490.2	25.3	199.7	2,594.5	31.0	1.1	2,626.6
less: Inter-segment revenue	(6.7)	(209.9)	(1.3)	-	(9.8)	(227.7)	-	-	(227.7)
Total external revenue	1,353.0	309.7	488.9	25.3	189.9	2,366.8	31.0	1.1	2,398.9
Comprised of:									
Net sales revenue	1,264.0	304.0	488.6	25.1	189.5	2,271.2	31.0	-	2,302.2
Other revenue	89.0	5.7	0.3	0.2	0.4	95.6	-	1.1	96.7
Depreciation	25.8	29.9	16.0	-	0.9	72.6	-	4.1	76.7
Amortisation	0.1	-	-	-	-	0.1	-	0.3	0.4
Share of profit of associates & joint ventures	-	0.6	-	-	-	0.6	4.0	-	4.6
Management EBITS	486.4	37.0	43.8	6.4	12.0	585.6	7.2	(22.7)	570.1
SGARA profit/ (loss)	-	(8.1)	(2.0)	-	-	(10.1)	-	-	(10.1)
Net finance costs								(64.3)	(64.3)
Profit before tax	486.4	28.9	41.8	6.4	12.0	575.5	7.2	(87.0)	495.7
Capital expenditure	15.7	19.1	9.4	-	0.1	44.3	-	17.4	61.7
Total assets	1,911.0	2,791.4	1,627.4	0.1	587.5	6,917.4	96.9	1,196.9	8,211.2

Notes to the financial statements

Note 3 Segment results (continued)

2008	CUB	ANZ wine	Americas wine	Asia wine	EMEA wine	Total segments	Rest of world BCS	Corporate/ Unallocated	Consolidated
$m									
Total revenue	1,305.4	621.4	591.9	27.2	241.9	2,787.8	36.8	2.9	2,827.5
Less: Inter-segment revenue	-	(290.5)	(7.0)	-	(14.0)	(311.5)	-	-	(311.5)
Total external revenue	1,305.4	330.9	584.9	27.2	227.9	2,476.3	36.8	2.9	2,516.0
Comprised of:									
Net sales revenue	1,207.2	326.7	583.9	27.1	226.2	2,371.1	36.5	-	2,407.6
Other revenue	98.2	4.2	1.0	0.1	1.7	105.2	0.3	2.9	108.4
Depreciation	29.0	31.9	17.9	-	1.4	80.2	0.1	3.4	83.7
Amortisation	0.1	1.4	-	-	-	1.5	-	-	1.5
Share of profit of associates & joint ventures	-	-	-	-	-	-	5.4	-	5.4
Management EBITS	456.2	37.4	115.2	8.6	50.4	667.8	11.8	(16.4)	663.2
SGARA profit/ (loss)	-	0.5	(0.2)	-	-	0.3	-	-	0.3
Net finance costs								(84.2)	(84.2)
Profit before tax	456.2	37.9	115.0	8.6	50.4	668.1	11.8	(100.6)	579.3
Capital expenditure	20.3	13.0	12.6	-	0.9	46.8	-	6.3	53.1
Total assets	1,803.9	3,386.9	2,192.9	0.1	717.8	8,101.6	113.6	1,320.6	9,535.8

Note 3 Segment results (continued)

Management EBITS
The chief executive officer assesses the financial performance of each segment by analysing the segment's result on a measure of management EBITS. Management EBITS is defined as profit from continuing operations excluding the effect of net finance costs, tax, material items and the net profit effects of agricultural assets (SGARA). Corporate charges are allocated to each segment on a proportionate basis linked to segment revenue.

Segment assets
Segment assets are those operating assets of the entity that the management committee views as directly attributing to the performance of the segment. Cash, tax and Corporate related assets are not considered to be operating assets and are therefore excluded from segment assets, and instead included in the Corporate/Unallocated column.

External revenue by product	2009	2008
	$m	$m
BCS	1,295.0	1,243.7
Wine	1,007.2	1,163.9
Other	96.7	108.4
Total	**2,398.9**	**2,516.0**

External revenue by geography	2009	2008
	$m	$m
Australia	1,561.0	1,526.8
Americas	490.3	586.5
EMEA	192.3	228.7
Other	155.3	174.0
Total	**2,398.9**	**2,516.0**

Non-current assets by geography	2009	2008
	$m	$m
Australia	3,847.4	4,369.8
Americas	1,279.8	1,787.2
EMEA	449.8	442.7
Other	119.5	129.4
Total	**5,696.5**	**6,729.1**

Corporate prior period profit before income tax includes $5.6 million profit from the settlement of residual ALH properties. Disclosure of prior period divested businesses in the discontinued operations segment has ceased in the current and prior periods.

The decrease in non-current assets is primarily the result of movements in exchange rates and 30 June 2009 material write-downs.

Notes to the financial statements

Note 4 Earnings per share

	Consolidated 2009	2008
Basic earnings per share		
Basic earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	**18.4**	21.4
Diluted earnings per share		
Diluted earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	**18.4**	21.4
Weighted average number of shares		
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	**1,928,868**	1,921,595
Effect of dilution:		
Deferred shares	**682**	2,630
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	**1,929,550**	1,924,225

Earnings reconciliation

Basic earnings per share	**$m**	$m
Net profit	**356.7**	414.0
Net profit attributable to non-controlling interests	**(1.0)**	(2.7)
Net profit attributable to members of Foster's Group Limited used in calculating basic earnings per share	**355.7**	411.3
Diluted earnings per share		
Net profit from continuing operations	**356.7**	414.0
Net profit attributable to non-controlling interests	**(1.0)**	(2.7)
Net profit attributable to members of Foster's Group Limited used in calculating diluted earnings per share	**355.7**	411.3

Notes to the financial statements

Note 5 Dividends

Date interim dividend payable	Thursday, 1 April 2010
Record date for determining entitlements	Monday, 1 March 2010

Registrable transfers received by the Company at its principal register or any of its branch registers up to 5.00 pm on Monday, 1 March 2010, if paper based, or by End of Day on that date if electronically transmitted by CHESS, will be registered before entitlements to the dividend are determined.

Computershare Investor Services Pty. Limited
Yarra Falls
452 Johnston Street
Abbotsford, Victoria, 3067
Australia

	2009 $m	2008 $m
Interim dividend of 12.00 cents per ordinary share payable 1 April 2010 (2008: 12.00 cents per ordinary share paid 2 April 2009)	231.6	230.7
Franking credits available for the subsequent year.	79.5	76.8
Dividends during the period were:		
Paid in cash	293.9	273.8
Off-market share buy-back	-	-
Satisfied by the issue of shares under the dividend reinvestment plan	-	-
Employee share plan loan repayment	-	-
	293.9	273.8

Amount per security of foreign sourced dividends is nil.

The above value of franking credits available for the remainder of the year represents the balances of the franking accounts as at the end of the period, adjusted for income tax payable and income tax refunds at 31 December. All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 31 December based on a tax rate of 30%. Franking credits expected to be used to fully frank the interim dividend are $99.3 million (2008: $99.0 million). The final dividend paid in the current and previous period were 100% franked at a tax rate of 30%.

The Company's dividend reinvestment plan (DRP) continues to be available to eligible shareholders. For the 2009/2010 interim dividend, shares will be allotted at an amount which is based on the daily volume weighted average price for fully paid ordinary shares sold on the ASX for an eight day trading period starting from two days after the record date. The last date for receipt of election notices for participation in the 2009/2010 interim dividend under the DRP is Monday 1 March 2010.

Notes to the financial statements

Note 6 Contributed equity

	Consolidated	
	2009	2008
	$m	$m
Paid up capital		
Ordinary fully paid shares	**3,526.0**	3,490.9
Movements in share capital		
Opening balance	**3,521.7**	3,493.3
Long term incentive plan [(c)]	**7.4**	-
Employee share grant plan allotment	**4.0**	-
Shares issued and held by a Foster's controlled entity pursuant to the Foster's long term incentive plan [(c)]	**(5.5)**	-
Shares purchased by a Foster's controlled entity pursuant to the Foster's restricted share plan [(c)]	**(1.6)**	(2.4)
Closing balance	**3,526.0**	3,490.9

	FGL	
	2009	2008
	shares m	shares m
Opening balance		
- ordinary fully paid shares	**1,927.8**	1,921.5
- partly paid employee shares	**0.8**	0.8
	1,928.6	1,922.3
Long term incentive plan [(c)]	**1.9**	0.2
Employee share grant plan allotment	**0.7**	-
Closing balance		
- ordinary fully paid shares	**1,930.4**	1,921.7
- partly paid employee shares	**0.8**	0.8
	1,931.2	1,922.5

(a) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

(b) Partly paid employee shares

A total of 786,510 (2009: 786,510) of the partly paid shares are on issue at the reporting date.

The partly paid employee shares have been paid up to 1.67 cents. These shares are held by FBG Incentive Pty. Ltd. and by some individually registered holders. These shares pertain to the 1987 Employee Share Plan issue. A call in respect of these shares may be made at the request of the holder or in the event of a call being made by a liquidator or receiver. A call may also be made in respect of these shares following the relevant employee ceasing to be an employee of the Group, provided that the market price of a fully paid ordinary share in the capital of FGL has exceeded the issue price of the relevant partly paid share for a period of not less than forty consecutive business days. No partly paid employee shares have been issued since 1987.

Notes to the financial statements

Note 6 Contributed equity (continued)

(c) Employee share schemes

A total of 1,890,615 shares have been issued under the long term incentive plan (LTIP) and 21,940 under the restricted share plan. A portion of the shares have been issued and held by a controlled entity until the shares are available to vest to eligible employees. The following shares were issued: -
* 1,646,775 under the 2006 LTIP
* 180,630 under the 2007 and 2008 LTIP
* 63,210 under the 2008 CEO LTIP
* 21,940 under the restricted share plan.

280,662 shares were purchased on-market during 2010 in accordance with the terms of the restricted share plan by Foster's Share Plans Pty. Ltd. and Foster's Share Plans International Pty. Ltd., both controlled entities of the parent. These shares are eliminated from the consolidated result.

Note 7 Retained profits

	Consolidated	
	2009 $m	2008 $m
Retained profits at the beginning of the period	**592.0**	663.5
Adjustment resulting from change in accounting policy	**(2.5)**	-
	589.5	663.5
Net profit attributable to members of Foster's Group Limited	**355.7**	411.3
Actuarial gains/(losses) on defined benefit superannuation plans	**1.5**	(20.1)
Transfers from reserves	**2.1**	-
Total available for appropriation	**948.8**	1,054.7
Ordinary dividends final paid	**(293.9)**	(273.8)
Retained profits at the end of the period	**654.9**	780.9

Note 8 Investments accounted for using the equity method

	Reporting date	Ownership interest 2009 %	2008 %
Fiddlesticks LLC	31 December	**50.0**	50.0
Foster's USA, LLC	31 March	**49.9**	49.9
Judd Road Vineyards Limited	30 June	**50.0**	50.0
International Trade and Supply Limited	31 December	**39.9**	39.9
Make Wine Pty Ltd	30 June	**50.0**	-
Make Wine Trust	30 June	**50.0**	-
Oak Vale Vineyard Limited	30 June	**50.0**	50.0

The carrying values of material investments are:
- Foster's USA LLC $21.2 million (2008: $30.4 million); and
- International Trade and Supply Limited $40.6 million (2008: $41.3 million)

Note 9 Events Subsequent to Reporting Date

John Pollaers has been appointed to the role of Managing Director, Carlton & United Breweries, reporting to Ian Johnston commencing 7 April 2010.

On 11 February 2010 the Group announced an extension to an exclusive licence with Grupo Modelo to sell and market products in Australia.

Note 10 Contingent assets and contingent liabilities

Contingent liabilities	Consolidated	
	2009	2008
	$m	$m
Litigation – disputed tax assessments	**288.8**	288.8
Termination benefits – executive service agreements	**6.3**	6.8
	295.1	295.6

Disputed tax assessments

On 29 June 2007 the Group received assessment notices from the Australian Commissioner of Taxation (the Commissioner) for primary tax of $548.7 million and penalties and interest of $302.0 million. The assessments are attributable to the 1995 to 2004 income tax years and relate to the utilisation of tax losses associated with the funding of the Elders Finance Group (EFG) in the 1980s and 1990s. Foster's is disputing these assessments. Foster's view of the positions adopted by the Commissioner is that its potential maximum exposure in relation to these and related assessments is limited to $545.7 million, comprising $340.9 million for primary tax and $204.8 million for penalties and interest. The matter was heard in the Federal Court in June 2008. Judgment was delivered in favour of Foster's in November 2009. The ATO has appealed the decision to the Full Federal Court. The date for the hearing of the appeal is yet to be set. The Group remains confident of the position it has adopted.

Part payment of the disputed tax assessments was required pending resolution of the dispute. The total amount paid by the Group in respect of the assessments is $253.6 million. This amount is fully refundable in the event that the matter is resolved in favour of Foster's. This amount has been recorded on the statement of financial position as a receivable.

The Group has certain undisclosed tax losses associated with the litigation. These losses are in nature similar to those under dispute and may become available if the litigation is successful.

Note 11 Recoverable amount of cash generating units (CGUs)

As at 31 December 2009, each CGU was tested to determine whether there was any change in the recoverable amounts reported at 30 June 2009. The test for impairment involved an assessment of whether additional impairment exists, as well as any indication that the impairment loss recognised in the prior period for assets other than goodwill no longer exists or may have decreased. The assessment concluded that the carrying values of assets remained appropriate and no current period adjustment through profit and loss was required.

The Group's CGUs have changed as a result of the adoption of AASB 8 "Operating Segments", and are now:

- Carlton & United Breweries (CUB) which incorporates Foster's beer, cider, spirits (BCS) business in Australia and Foster's operations in Fiji and Samoa
- Australia and New Zealand (ANZ) Wine
- Americas Wine
- Europe, Middle East and Africa (EMEA) Wine

Recoverable amounts for each of the CGUs are sensitive to changes to any of the noted key assumptions. The key assumptions used in determining recoverable amount under the fair value less costs to sell and value in use tests are:

Cash flows – Future cash flows are based upon the most recent Board-approved long-term plan, and reflect the Group's best estimate of future business performance for each of the Group's CGUs. Trading conditions and supply/demand imbalances in the wine business continue to be significant business risks and further volatility may impact actual cash flows resulting in a material difference to recoverable amounts.

Pre-Tax discount rate - Future cash flows have been discounted using a rate of 12.3 per cent (30 June 2009: 12.0 per cent).

Long term growth rate – Cash flows beyond a five year period have been extrapolated using a growth rate of 3.0 per cent (30 June 2009: 3.0 per cent). The growth rate does not exceed the long term growth rate for the industry in which the CGU operates.

Exchange rate – The fair value less costs to sell CGU tests converted forecast foreign currency cash flows at the exchange rate expected to be in place at the time of the forecast transaction. Most foreign currency cash flows are denominated in USD and GBP. The recoverable amount test included a forecast USD exchange rate of A$1 = USD 0.89 for 2010 declining over a five year forecast period to A$1 = USD 0.80 (30 June 2009: A$1 = USD 0.71 graduating up over a five year forecast period to A$1 = USD 0.73) and a GBP exchange rate of A$1= GBP 0.56 for 2010 graduating down over a five year forecast period to A$1 = GBP 0.47 (30 June 2009: A$1 = 0.43 graduating up over a five year forecast period to A$1 = GBP 0.46).

A material difference to recoverable amount may also result from applying a different discount rate, exchange rate or long-term growth rate assumption to the recoverable amount calculation.

Foster's Group Limited
Directors' declaration

The directors declare that the financial statements and notes for the consolidated entity:

a. comply with Accounting Standard AASB 134 "Interim Financial Reporting", the Corporations Act 2001 and other mandatory professional reporting requirements; and

b. give a true and fair view of the consolidated entity's financial position as at 31 December 2009 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date.

In the directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated at Melbourne this 16th day of February 2010.



David A. Crawford
Chairperson



Ian D. Johnston
Chief Executive Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331
MELBOURNE VIC 3001
DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Independent auditor's review report to the members of Foster's Group Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial statements of Foster's Group Limited, which comprise the statement of financial position as at 31 December 2009, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Foster's Group (the consolidated entity). The consolidated entity comprises both Foster's Group Limited (the company) and the entities it controlled during that half-year.

Directors' responsibility for the half-year financial report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2009 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Foster's Group Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.



Independent auditor's review report to the members of Foster's Group Limited (continued)

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Foster's Group Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2009 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers



Andrew Mill
Partner

Melbourne
16 February 2010


FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"2010 Interim Results Presentation'

Released: 16 February 2010

Pages: 26
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 9633 2105


Foster's Group 2010 Interim Results
16 February 2010
FOSTER'S
GROUP

OUTLOOK STATEMENT DISCLAIMER

2

Foster's Group Limited (Foster's) advises that the following presentation contains forward looking statements which may be subject to significant uncertainties outside of Foster's control.

No representation is made as to the accuracy or reliability of forecasts or the assumptions on which they are based.

Actual future events may vary from these forecasts and you are cautioned not to place undue reliance on any forward looking statement.

FOSTER'S

Ian Johnston
Chief Executive Officer

LINDEMANS CASCADE PURE BLONDE WOLF BLASS VB CARLTON DRAUGHT Penfolds Crown

2010 INTERIM RESULT SUMMARY

	Reported		Constant Currency
Net sales revenue	- 4.4%	Net sales revenue	+ 0.3%
EBITS	- 14.0%	EBITS	- 2.3%
Net profit	- 11.7%	Net profit	+ 0.5%
Earnings per share	- 12.1%	Earnings per share	0.0%
Cash flow after dividends	+ 20.1%		

All figures are before SGARA

FOSTER'S GROUP

2010 INTERIM RESULT BUSINESS ENVIRONMENT

5

Strong beer performance – international wine headwinds

CUB	▪ Strength of the CUB business ▪ Australian beer category volume growth ▪ Headwinds in export and Pacific markets
Americas Wine	▪ Declines in on-premise channel ▪ Channel shift to grocery at discounted prices ▪ Canada return to growth
EMEA Wine	▪ Declines in UK on-premise ▪ Heavy discounting in UK grocery channel ▪ Growth in Continental Europe and Nordics
ANZ Wine	▪ Oversupply in Australia and New Zealand ▪ Pricing pressure – New Zealand sauvignon blanc ▪ Australian dollar strength impacting exports
Asia Wine	▪ Economic downturn ▪ Japan: below prior year ▪ China: signs of improvement


FOSTER'S

TRANSFORMATION AGENDA

6


Capability
Efficiency
Growth

- Dedicated beer and wine sales teams in Australia
- Strong operational management team
- Premiumisation strategy
- Integrated supply and demand
- Australian tail brand rationalisation

- Sale of 21 of 36 vineyards
- Cost savings on-track
- Direct distribution in Nordics and Eastern Canada
- Distributor alignment plan in the US
- New organisational culture


FOSTER'S

CUB
MARKET ENVIRONMENT


7

Strong Australian beer market

Australian beer market

- Market volume up approximately 1%[1]
- Innovation renewing consumer interest
- Positive mix and pricing trends

CUB

- Market leader with 7 of the top 10 brands[2]:
  - 2 of the 3 fastest growing brands[2]
  - 3 of the 5 largest innovations[2]
- Leadership team:
  - Peter Cantwell, CUB Sales Director
  - John Pollaers, CUB Managing Director, to commence in April
- Sales transition:
  - Positive customer feedback
  - Increased coverage
- Strong performance in supply
  - Cost of sales increases below full year guidance
  - Packaging capability upgrade

1. *Foster's estimate*
2. *Nielsen packaged beer to December 2009*


FOSTER'S

CUB
FIRST HALF HIGHLIGHTS


8

Leading Australian brand portfolio

Beer

- Carlton Draught: now number 2 in regular beer[1]
- VB: back in revenue growth
- Category leading brands[1]: VB, Corona, Crown Lager, Pure Blonde
- Strong innovation: Carlton Natural Blonde, Pure Blonde Naked Ale, VB Raw, Matilda Bay's Fat Yak and Big Helga

Cider

- Clear leader in the fastest growing alcohol category[1]
- Key brands: Strongbow, Bulmers, Mercury

1. *Nielsen to December 2009*


CARLTON DRAUGHT
VB
Corona Extra
Crown
PURE BLONDE
BLONDE
NAKED
RAW
FAT YAK
Big Helga


FOSTER'S

CUB OUTLOOK

Protect and expand our leading market position


Capability
Efficiency
Growth

- Settled sales force with new leadership talent
- Protect market leading position in key categories
- Expand position in high growth categories
- Support for the on-premise channel
- Improve promotional effectiveness
- Innovation to drive consumer interest
- Investment in continuous improvement to improve efficiency


FOSTER'S

Stephen Brauer

Managing Director - Americas


CASCADE
PURE BLONDE
VB

AMERICAS WINE MARKET ENVIRONMENT

Challenging market conditions

Economy

- Economy stabilising, "Wall Street" ahead of "Main Street"
- Unemployment, tight credit and depressed housing are main concerns

Category

- Modest growth driven by innovation and value wines
- Aggressive promotional activity across all channels

Consumer

- Consumers trading down across all price brackets
- Continued channel shift from on to off premise
- Millennials embracing wine category at early stage, driving growth at higher price points


FOSTER'S

AMERICAS WINE BUSINESS PRIORITIES

Reshape business and position for growth

Strengthen capabilities

- Leadership
- Commercial acumen
- Upgrading customer management skills

Focus on core brands and core markets


BERINGER

CHATEAU ST. JEAN
SONOMA

WOLF BLASS

Accelerate innovation

- Accelerate innovation pipeline in high growth segments
- Scale emerging brands to capitalise on high growth trends

Reshape and premiumise portfolio


ST. CLEMENT

Penfolds

Stags' Leap

Etude

FOSTER'S

13

AMERICAS WINE FIRST HALF HIGHLIGHTS

Clear signs of progress

Strengthen capabilities

Commercial Talent

Francesca Schuler
Chief Marketing Officer

Mike Holden
Senior Vice President Sales

Focus on core brands and core markets

Growth in Key Markets[1]

Market	Growth
Canada	+1.4%
New York Metro	+5.3%
Florida	+10.6%
Massachusetts	+1.3%

Reshape and premiumise portfolio

Growth in $10+[1]

Period	Growth
F09	(6.4%)
Q1-F10	(9.8%)
Q2-F10	+2.2%

Accelerate innovation

Emerging Brands

Nº 8

Fastest growing brand from Argentina

COLORES DEL SOL

SANTA BARBARA

Second Half Launch

1. Depletions

FOSTER'S

14

AMERICAS WINE ROUTE TO MARKET

Route to market initiative progressing to plan

- Completed Market Assessment
- Commencing Distributor Engagement
- Phase One Market Negotiation
- Finalise Joint Goals and Objectives
- Complete Phase One

January — June

FOSTER'S

AMERICAS WINE OUTLOOK


Capability
Efficiency
Growth

- Increased consumer investment on core brands
- Refined brand architecture for Beringer and Chateau St Jean
- Accelerate innovation
- Strengthen customer facing capabilities
- Successfully implement route to market


FOSTER'S

David Dearie

Managing Director – ANZ Wine


LINDEMANS

CASCADE


PURE
BLONDE

WOLF BLASS

VB


CARLTON DRAUGHT

Penfolds

Crown

ANZ WINE
MARKET ENVIRONMENT

Well positioned in an oversupplied market

Industry dynamics

- Oversupply
- Strong Australian dollar
- Industry profitability under pressure
- Long term success will be built on branded wines

Foster's position

- Good growth in Australia
- Balanced inventories
- Leading brand portfolio
- Outstanding quality and cost efficiency



FOSTER'S

ANZ WINE
BUSINESS PRIORITIES

Be brilliant at the basics; build lasting partnerships

Sales execution

- Dedicated, focused and passionate team
- Fact based decision making at the point of influence
- Expanding distribution points

Portfolio execution

- Exceptional brand planning
- Balanced portfolio approach
- Differentiated activities to win at point of purchase



FOSTER'S


FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Foster's and Grupo Modelo Extend 22 Year Partnership"

Released: 11 February 2010

Pages: 2

(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
sarina.seymour@fostersgroup.com or
Ph: +61 3 8626 2772

RECEIVED
2010 FEB 17 A 8:24


FOSTER'S
GROUP

11 February 2010

FOSTER'S AND GRUPO MODELO EXTEND 22 YEAR PARTNERSHIP

Foster's Group Limited (Foster's) and Grupo Modelo, brewer of Mexico's leading exported beer Corona Extra, today executed an early extension to an exclusive license to sell and market Corona Extra in Australia.

Since 1988, Corona Extra has grown to become Australia's number one premium imported beer and the seventh largest beer brand by value in the Australian market.

"We have a longstanding relationship with CUB and we're delighted it is set to continue", said Mr Jose Pares, Global VP Sales and Marketing. "We are extremely pleased with Corona Extra's performance in Australia and are confident CUB will continue to manage Corona Extra for future growth."

"Corona is a lead brand in the CUB portfolio and we're delighted to cement our partnership with Grupo Modelo," said Mr Johnston, CEO Foster's Group. "We value this extended long term agreement and are proud to have built the Corona brand into Australia's favourite imported premium beer."

Further information:

Foster's Group Limited

Media

Troy Hey
Tel: +61 3 8626 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 8626 2685
Mob: +61 417 033 623


FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Notice of Ceasing to be a Substantial Holder'

Released: 9 February 2010

Pages: 43
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 9633 2105

Form 605
Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To: **Foster's Group Limited**
77 Southbank Boulevard
Southbank VIC 3006

ABN **49 007 620 886**

To: **ASX Limited**

1. Details of substantial holder

Name and ABN (if applicable) Deutsche Bank AG (ABN 13 064 165 162) and its related bodies corporate (together, the "Deutsche Bank Group")

The holder ceased to be a substantial holder as at close of business on 5 February 2010.

The previous notice was given to the company on 10 August 2009.
The previous notice was dated 10 August 2009.

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
Refer to schedule 1.	Refer to schedule 1.	Refer to schedule 1.	Refer to schedule 1.	Refer to schedule 1.	See previous column.

3. Changes in association

N/A

4. Addresses

Name	Address
Deutsche Bank AG	C/- Level 16, Cnr Hunter & Phillip Streets, Sydney, New South Wales 2000



Signature

Name Fonnie Mak Date 9 February 2010

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE AUSTRALIA LTD	FGL	ORD	21-Aug-09	Inspecie transfer	10,260	n/a
DEUTSCHE AUSTRALIA LTD	FGL	ORD	21-Aug-09	Inspecie transfer	3,894	n/a
DEUTSCHE BANK LONDON	FGL	ORD	20-Aug-09	S	-1,560	8,486.40
DEUTSCHE BANK LONDON	FGL	ORD	31-Aug-09	B	2,421	-13,267.08
DEUTSCHE BANK LONDON	FGL	ORD	02-Sep-09	S	-2,423	12,963.05
DEUTSCHE BANK LONDON	FGL	ORD	04-Sep-09	B	13,031	-69,324.92
DEUTSCHE BANK LONDON	FGL	ORD	29-Sep-09	S	-1,574	9,034.76
DEUTSCHE BANK LONDON	FGL	ORD	30-Sep-09	S	-11,470	63,623.52
DEUTSCHE BANK LONDON	FGL	ORD	12-Oct-09	S	-2,301	12,908.61
DEUTSCHE BANK LONDON	FGL	ORD	02-Nov-09	B	12,006	-66,033.00
DEUTSCHE BANK LONDON	FGL	ORD	04-Nov-09	S	-3,430	18,409.87
DEUTSCHE BANK LONDON	FGL	ORD	05-Nov-09	B	1,684,104	-9,031,762.16
DEUTSCHE BANK LONDON	FGL	ORD	06-Nov-09	B	3,320	-17,638.89
DEUTSCHE BANK LONDON	FGL	ORD	11-Nov-09	S	-32,162	179,377.12
DEUTSCHE BANK LONDON	FGL	ORD	11-Nov-09	B	178,566	-996,398.28
DEUTSCHE BANK LONDON	FGL	ORD	12-Nov-09	B	5,702	-31,530.06
DEUTSCHE BANK LONDON	FGL	ORD	13-Nov-09	B	18,306	-102,696.66
DEUTSCHE BANK LONDON	FGL	ORD	19-Nov-09	S	-1,850	10,600.50
DEUTSCHE BANK LONDON	FGL	ORD	19-Nov-09	B	2,793	-15,920.10
DEUTSCHE BANK LONDON	FGL	ORD	26-Nov-09	B	7,818	-43,077.18
DEUTSCHE BANK LONDON	FGL	ORD	27-Nov-09	S	-10,125	55,383.75
DEUTSCHE BANK LONDON	FGL	ORD	30-Nov-09	B	24,925	-140,076.50
DEUTSCHE BANK LONDON	FGL	ORD	30-Nov-09	B	3,693	-20,754.66
DEUTSCHE BANK LONDON	FGL	ORD	30-Nov-09	B	177	-995.24
DEUTSCHE BANK LONDON	FGL	ORD	02-Dec-09	B	3,640	-20,139.25
DEUTSCHE BANK LONDON	FGL	ORD	04-Dec-09	B	26,096	-145,433.01
DEUTSCHE BANK LONDON	FGL	ORD	09-Dec-09	S	-4,008	21,923.76
DEUTSCHE BANK LONDON	FGL	ORD	17-Dec-09	B	10,811	-60,649.71
DEUTSCHE BANK LONDON	FGL	ORD	18-Dec-09	S	-26,102	142,518.92
DEUTSCHE BANK LONDON	FGL	ORD	22-Dec-09	B	3,204	-17,397.72
DEUTSCHE BANK LONDON	FGL	ORD	22-Dec-09	S	-4,765	26,016.90
DEUTSCHE BANK LONDON	FGL	ORD	05-Jan-10	B	4,376	-24,068.00
DEUTSCHE BANK LONDON	FGL	ORD	06-Jan-10	S	-1,734	9,484.98
DEUTSCHE BANK LONDON	FGL	ORD	07-Jan-10	B	132,508	-715,900.97
DEUTSCHE BANK LONDON	FGL	ORD	18-Jan-10	S	-790	4,303.35
DEUTSCHE BANK LONDON	FGL	ORD	21-Jan-10	S	-2,000	10,749.22
DEUTSCHE BANK LONDON	FGL	ORD	26-Jan-10	S	-2,130	11,432.38
DEUTSCHE BANK LONDON	FGL	ORD	27-Jan-10	S	-2,669	14,332.53
DEUTSCHE BANK LONDON	FGL	ORD	27-Jan-10	S	-252,810	1,356,910.91
DEUTSCHE BANK LONDON	FGL	ORD	05-Feb-10	S	-35,574	197,435.70
DEUTSCHE BANK LONDON	FGL	ORD	From 6-Aug-09 to 5-Feb-10	Movement due to stock loan or collateral transactions	-8,128,797	n/a
DEUSTCHE BANK TRUST COMPANY AMERICAS	FGL	ORD	30-Sep-09	S	-2,077	11,527.35
DEUSTCHE BANK TRUST COMPANY AMERICAS	FGL	ORD	17-Dec-09	S	-1,954	10,961.94
DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC	FGL	ORD	30-Sep-09	S	-1,016	5,638.80
DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC	FGL	ORD	05-Oct-09	B	2,623	-14,531.42
DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC	FGL	ORD	29-Oct-09	B	4,372	-24,133.44
DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC	FGL	ORD	06-Nov-09	S	-6,058	32,834.36
DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC	FGL	ORD	11 Nov 09	B	11,606	-64,531.85
DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC	FGL	ORD	08-Dec-09	S	-3,788	20,724.00
DEUTSCHE ASSET MANAGEMENT (JAPAN) LIMITED	FGL	ORD	16-Dec-09	B	8,805	40,189.35
DEUTSCHE INVESTMENT MANAGEMENT ASIA	FGL	ORD	18-Jan-10	B	105,265	-575,010.06
DEUTSCHE INVESTMENT MANAGEMENT ASIA	FGL	ORD	05-Feb-10	B	95,009	-532,981.93
DWS Investment SA, Luxemburg	FGL	ORD	04-Dec-09	B	8,568	-44,938.76
DWS Funds SICAV	FGL	ORD	09-Sep-09	B	100,000	-538,720.00
DWS Funds SICAV	FGL	ORD	24-Nov-09	B	20,000	-112,675.68
Deutsche Asset Management Investmentgesellschaft mbH	FGL	ORD	16-Sep-09	B	1,000	-10,545.00
Deutsche Asset Management Investmentgesellschaft mbH	FGL	ORD	06-Nov-09	inspecie transfer	16,080	n/a
Deutsche Asset Management Investmentgesellschaft mbH	FGL	ORD	12-Nov-09	B	3,300	-18,755.88
Deutsche Asset Management International GmbH	FGL	ORD	29-Oct-09	B	100,000	-555,320.00
Deutsche Asset Management International GmbH	FGL	ORD	24-Nov-09	B	25,000	-140,844.60
DEUTSCHE SECURITIES	FGL		Changes in relevant arising from o		4,540,736 shares	
DEUTSCHE SECURITIES	FGL	ORD	From 6-Aug-09 to 5-Feb-10	Movement due to stock collateral transactions	-5,500	n/a
DEUTSCHE SECURITIES	FGL	ORD	06-Aug-09	S	-7	37.31
DEUTSCHE SECURITIES	FGL	ORD	06-Aug-09	B	1,520	-8,086.40
DEUTSCHE SECURITIES	FGL	ORD	06-Aug-09	B	1,990	-10,606.70
DEUTSCHE SECURITIES	FGL	ORD	06-Aug-09	B	2,500	-13,375.00
DEUTSCHE SECURITIES	FGL	ORD	06-Aug-09	B	2,726	-14,529.58
DEUTSCHE SECURITIES	FGL	ORD	06-Aug-09	B	14,990	-79,879.35
DEUTSCHE SECURITIES	FGL	ORD	06-Aug-09	S	-30,131	159,498.81
DEUTSCHE SECURITIES	FGL	ORD	06-Aug-09	S	-38,987	207,800.71
DEUTSCHE SECURITIES	FGL	ORD	06-Aug-09	B	39,507	-209,548.57
DEUTSCHE SECURITIES	FGL	ORD	06-Aug-09	B	49,631	-263,550.44
DEUTSCHE SECURITIES	FGL	ORD	06-Aug-09	B	90,122	-478,381.28
DEUTSCHE SECURITIES	FGL	ORD	06-Aug-09	B	94,743	-502,763.88

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	06-Aug-09	B	154,824	-823,301.25
DEUTSCHE SECURITIES	FGL	ORD	06-Aug-09	S	-154,989	824,697.17
DEUTSCHE SECURITIES	FGL	ORD	06-Aug-09	S	-238,656	1,266,738.32
DEUTSCHE SECURITIES	FGL	ORD	06-Aug-09	B	281,657	-1,514,413.36
DEUTSCHE SECURITIES	FGL	ORD	06-Aug-09	S	-10	53.10
DEUTSCHE SECURITIES	FGL	ORD	06-Aug-09	B	10	-53.10
DEUTSCHE SECURITIES	FGL	ORD	06-Aug-09	S	-100,000	530,000.00
DEUTSCHE SECURITIES	FGL	ORD	06-Aug-09	B	100,000	-530,000.00
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	S	-1	5.33
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	S	-2	10.66
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	S	-2	10.66
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	S	-2	10.66
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	S	-3	15.99
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	B	10	-53.30
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	S	-15	80.01
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	B	384	-2,050.56
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	S	-2,374	12,611.70
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	S	2,500	13,350.00
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	S	-2,715	14,498.10
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	B	6,255	-33,339.15
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	S	-9,200	49,066.84
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	B	14,100	-75,230.55
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	B	23,820	-127,198.80
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	S	-25,115	134,099.12
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	B	25,767	-137,348.42
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	B	29,567	-157,653.21
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	B	38,987	-207,020.97
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	B	51,880	-277,776.78
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	B	76,631	-409,209.65
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	S	-180,614	962,744.87
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	B	191,412	-1,021,240.58
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	B	221,094	-1,178,121.49
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	S	-250,000	1,325,000.00
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	B	250,000	-1,327,500.00
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	S	-250,000	1,327,500.00
DEUTSCHE SECURITIES	FGL	ORD	07-Aug-09	B	250,000	-1,336,000.00
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	S	-1	5.34
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	S	-14	74.76
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	S	-48	256.32
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	S	-57	304.38
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	S	-84	448.56
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	S	-96	512.64
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	S	-288	1,549.44
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	B	300	-1,602.00
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	B	1,447	-7,712.51
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	S	-1,500	8,078.70
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	B	2,274	-12,230.48
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	S	-2,695	14,472.15
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	B	5,760	-30,800.69
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	B	8,800	-47,126.00
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	B	11,685	-63,099.00
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	S	-12,938	69,868.58
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	B	17,266	-93,007.54
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	S	-22,500	121,750.00
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	B	28,997	-155,667.47
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	B	49,663	-265,200.42
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	S	-101,976	544,261.25
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	S	-111,821	599,264.11
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	B	117,459	-634,109.68
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	B	174,613	-935,511.77
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	S	-215,406	1,154,856.19
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	S	-190	1,026.00
DEUTSCHE SECURITIES	FGL	ORD	10-Aug-09	B	190	-1,026.00
DEUTSCHE SECURITIES	FGL	ORD	11-Aug-09	B	1	-5.40
DEUTSCHE SECURITIES	FGL	ORD	11-Aug-09	B	10	-54.00
DEUTSCHE SECURITIES	FGL	ORD	11-Aug-09	B	11	-59.62
DEUTSCHE SECURITIES	FGL	ORD	11-Aug-09	S	-125	680.70
DEUTSCHE SECURITIES	FGL	ORD	11-Aug-09	S	-205	1,117.25
DEUTSCHE SECURITIES	FGL	ORD	11-Aug-09	S	-1,400	7,602.00
DEUTSCHE SECURITIES	FGL	ORD	11-Aug-09	B	1,562	-8,506.65
DEUTSCHE SECURITIES	FGL	ORD	11-Aug-09	B	2,200	-11,880.00
DEUTSCHE SECURITIES	FGL	ORD	11-Aug-09	S	-2,675	14,471.75
DEUTSCHE SECURITIES	FGL	ORD	11-Aug-09	B	3,000	-16,372.65
DEUTSCHE SECURITIES	FGL	ORD	11-Aug-09	B	7,000	-38,150.00
DEUTSCHE SECURITIES	FGL	ORD	11-Aug-09	S	-8,300	45,248.00
DEUTSCHE SECURITIES	FGL	ORD	11-Aug-09	S	-10,899	59,318.00
DEUTSCHE SECURITIES	FGL	ORD	11-Aug-09	S	-11,426	62,315.12
DEUTSCHE SECURITIES	FGL	ORD	11-Aug-09	B	11,646	-63,315.42

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	11-Aug-09	B	13,000	-70,744.70
DEUTSCHE SECURITIES	FGL	ORD	11-Aug-09	S	-20,612	112,637.63
DEUTSCHE SECURITIES	FGL	ORD	11-Aug-09	B	50,880	-277,247.42
DEUTSCHE SECURITIES	FGL	ORD	11-Aug-09	B	55,131	-300,359.20
DEUTSCHE SECURITIES	FGL	ORD	11-Aug-09	S	-77,868	424,187.26
DEUTSCHE SECURITIES	FGL	ORD	11-Aug-09	S	-101,878	555,186.14
DEUTSCHE SECURITIES	FGL	ORD	11-Aug-09	S	-136,538	744,429.69
DEUTSCHE SECURITIES	FGL	ORD	11-Aug-09	S	-252,652	1,376,018.59
DEUTSCHE SECURITIES	FGL	ORD	12-Aug-09	B	2,049	-10,992.68
DEUTSCHE SECURITIES	FGL	ORD	12-Aug-09	S	-2,060	14,498.60
DEUTSCHE SECURITIES	FGL	ORD	12-Aug-09	B	2,710	-14,525.60
DEUTSCHE SECURITIES	FGL	ORD	12-Aug-09	S	-3,600	19,368.00
DEUTSCHE SECURITIES	FGL	ORD	12-Aug-09	S	-3,800	20,587.00
DEUTSCHE SECURITIES	FGL	ORD	12-Aug-09	B	6,728	-36,353.20
DEUTSCHE SECURITIES	FGL	ORD	12-Aug-09	B	11,629	-62,401.84
DEUTSCHE SECURITIES	FGL	ORD	12-Aug-09	S	-18,890	101,824.66
DEUTSCHE SECURITIES	FGL	ORD	12-Aug-09	B	25,000	-134,400.00
DEUTSCHE SECURITIES	FGL	ORD	12-Aug-09	B	25,002	-133,760.70
DEUTSCHE SECURITIES	FGL	ORD	12-Aug-09	B	31,796	-171,043.40
DEUTSCHE SECURITIES	FGL	ORD	12-Aug-09	B	49,962	-260,679.52
DEUTSCHE SECURITIES	FGL	ORD	12-Aug-09	S	-75,120	405,428.61
DEUTSCHE SECURITIES	FGL	ORD	12-Aug-09	S	-77,490	416,144.55
DEUTSCHE SECURITIES	FGL	ORD	12-Aug-09	B	86,491	-466,568.21
DEUTSCHE SECURITIES	FGL	ORD	12-Aug-09	S	-113,649	612,324.26
DEUTSCHE SECURITIES	FGL	ORD	12-Aug-09	S	-336,013	1,806,338.69
DEUTSCHE SECURITIES	FGL	ORD	12-Aug-09	B	10,000	-54,100.00
DEUTSCHE SECURITIES	FGL	ORD	12-Aug-09	S	-10,000	54,100.00
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	S	-4	21.64
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	S	-19	102.79
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	B	28	-151.20
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	S	-29	156.89
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	B	31	-167.71
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	B	34	-183.94
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	B	77	-416.57
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	S	-1,000	5,390.00
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	B	1,167	-6,313.47
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	S	-1,309	7,081.69
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	B	1,423	-7,638.05
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	B	5,415	28,997.10
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	S	-5,500	29,485.00
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	B	6,820	-36,503.36
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	B	8,600	-45,990.00
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	S	-10,000	53,950.00
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	S	-36,676	197,837.68
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	B	48,742	-260,802.92
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	S	-63,567	342,841.09
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	B	70,120	-374,648.64
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	S	-90,300	485,488.92
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	B	146,109	-785,665.03
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	B	146,409	-786,596.99
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	B	156,058	-837,515.42
DEUTSCHE SECURITIES	FGL	ORD	13-Aug-09	S	-237,973	1,278,581.33
DEUTSCHE SECURITIES	FGL	ORD	14-Aug-09	S	-2	10.82
DEUTSCHE SECURITIES	FGL	ORD	14-Aug-09	S	-7	37.87
DEUTSCHE SECURITIES	FGL	ORD	14-Aug-09	S	-8	43.28
DEUTSCHE SECURITIES	FGL	ORD	14-Aug-09	S	-11	59.51
DEUTSCHE SECURITIES	FGL	ORD	14-Aug-09	S	-22	119.02
DEUTSCHE SECURITIES	FGL	ORD	14-Aug-09	B	1,500	-8,040.00
DEUTSCHE SECURITIES	FGL	ORD	14-Aug-09	S	-1,964	10,507.40
DEUTSCHE SECURITIES	FGL	ORD	14-Aug-09	B	2,700	-14,526.00
DEUTSCHE SECURITIES	FGL	ORD	14-Aug-09	B	3,561	-19,051.35
DEUTSCHE SECURITIES	FGL	ORD	14-Aug-09	S	-4,172	22,318.11
DEUTSCHE SECURITIES	FGL	ORD	14-Aug-09	B	5,000	-26,750.00
DEUTSCHE SECURITIES	FGL	ORD	14-Aug-09	B	9,629	-51,645.14
DEUTSCHE SECURITIES	FGL	ORD	14-Aug-09	S	-10,000	53,500.00
DEUTSCHE SECURITIES	FGL	ORD	14-Aug-09	B	49,144	-265,869.04
DEUTSCHE SECURITIES	FGL	ORD	14-Aug-09	B	49,934	-267,629.80
DEUTSCHE SECURITIES	FGL	ORD	14-Aug-09	B	72,237	-386,467.95
DEUTSCHE SECURITIES	FGL	ORD	14-Aug-09	B	81,489	-436,277.47
DEUTSCHE SECURITIES	FGL	ORD	14-Aug-09	S	-85,900	459,925.78
DEUTSCHE SECURITIES	FGL	ORD	14-Aug-09	S	-112,397	603,229.24
DEUTSCHE SECURITIES	FGL	ORD	14-Aug-09	B	151,935	-817,425.49
DEUTSCHE SECURITIES	FGL	ORD	14-Aug-09	S	-454,619	2,438,757.84
DEUTSCHE SECURITIES	FGL	ORD	17-Aug-09	S	-1,000	5,330.00
DEUTSCHE SECURITIES	FGL	ORD	17-Aug-09	B	1,014	-5,419.71
DEUTSCHE SECURITIES	FGL	ORD	17-Aug-09	S	-1,811	9,670.74
DEUTSCHE SECURITIES	FGL	ORD	17-Aug-09	B	1,850	-9,897.50
DEUTSCHE SECURITIES	FGL	ORD	17-Aug-09	S	-3,000	16,050.00

NB Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	17-Aug-09	B	4,000	-21,520.00
DEUTSCHE SECURITIES	FGL	ORD	17-Aug-09	S	-4,662	24,965.94
DEUTSCHE SECURITIES	FGL	ORD	17-Aug-09	B	7,982	-42,755.58
DEUTSCHE SECURITIES	FGL	ORD	17-Aug-09	B	11,214	-59,994.90
DEUTSCHE SECURITIES	FGL	ORD	17-Aug-09	B	11,715	-62,789.57
DEUTSCHE SECURITIES	FGL	ORD	17-Aug-09	B	37,146	-199,687.07
DEUTSCHE SECURITIES	FGL	ORD	17-Aug-09	B	70,985	-380,110.48
DEUTSCHE SECURITIES	FGL	ORD	17-Aug-09	B	86,967	-465,702.29
DEUTSCHE SECURITIES	FGL	ORD	17-Aug-09	B	95,000	-509,817.50
DEUTSCHE SECURITIES	FGL	ORD	17-Aug-09	S	-149,145	797,209.85
DEUTSCHE SECURITIES	FGL	ORD	17-Aug-09	B	346,964	-1,858,269.04
DEUTSCHE SECURITIES	FGL	ORD	18-Aug-09	B	59	-315.65
DEUTSCHE SECURITIES	FGL	ORD	18-Aug-09	B	78	-417.30
DEUTSCHE SECURITIES	FGL	ORD	18-Aug-09	S	-87	460.23
DEUTSCHE SECURITIES	FGL	ORD	18-Aug-09	S	-116	613.64
DEUTSCHE SECURITIES	FGL	ORD	18-Aug-09	B	256	-1,360.60
DEUTSCHE SECURITIES	FGL	ORD	18-Aug-09	B	1,782	-9,391.14
DEUTSCHE SECURITIES	FGL	ORD	18-Aug-09	S	-1,961	10,373.71
DEUTSCHE SECURITIES	FGL	ORD	18-Aug-09	B	2,720	-14,524.80
DEUTSCHE SECURITIES	FGL	ORD	18-Aug-09	S	-3,878	20,403.40
DEUTSCHE SECURITIES	FGL	ORD	18-Aug-09	B	4,000	-21,120.00
DEUTSCHE SECURITIES	FGL	ORD	18-Aug-09	B	11,912	-63,019.34
DEUTSCHE SECURITIES	FGL	ORD	18-Aug-09	S	-13,312	70,819.84
DEUTSCHE SECURITIES	FGL	ORD	18-Aug-09	B	17,018	-89,746.58
DEUTSCHE SECURITIES	FGL	ORD	18-Aug-09	S	-18,000	95,760.00
DEUTSCHE SECURITIES	FGL	ORD	18-Aug-09	B	20,928	-110,953.98
DEUTSCHE SECURITIES	FGL	ORD	18-Aug-09	B	24,981	-132,749.11
DEUTSCHE SECURITIES	FGL	ORD	18-Aug-09	S	-47,055	249,860.95
DEUTSCHE SECURITIES	FGL	ORD	18-Aug-09	B	51,068	-270,091.72
DEUTSCHE SECURITIES	FGL	ORD	18-Aug-09	B	56,691	-299,285.20
DEUTSCHE SECURITIES	FGL	ORD	18-Aug-09	B	97,257	-520,324.95
DEUTSCHE SECURITIES	FGL	ORD	18-Aug-09	B	97,257	-520,324.95
DEUTSCHE SECURITIES	FGL	ORD	18-Aug-09	S	-226,825	1,203,057.12
DEUTSCHE SECURITIES	FGL	ORD	18-Aug-09	B	271,435	-1,443,708.48
DEUTSCHE SECURITIES	FGL	ORD	19-Aug-09	S	-9	48.15
DEUTSCHE SECURITIES	FGL	ORD	19-Aug-09	S	-11	58.19
DEUTSCHE SECURITIES	FGL	ORD	19-Aug-09	S	-29	153.41
DEUTSCHE SECURITIES	FGL	ORD	19-Aug-09	B	68	-359.72
DEUTSCHE SECURITIES	FGL	ORD	19-Aug-09	B	81	428.40
DEUTSCHE SECURITIES	FGL	ORD	19-Aug-09	B	166	-878.14
DEUTSCHE SECURITIES	FGL	ORD	19-Aug-09	B	320	-1,695.55
DEUTSCHE SECURITIES	FGL	ORD	19-Aug-09	B	1,504	-8,046.40
DEUTSCHE SECURITIES	FGL	ORD	19-Aug-09	S	-2,718	14,470.95
DEUTSCHE SECURITIES	FGL	ORD	19-Aug-09	S	-3,320	17,742.80
DEUTSCHE SECURITIES	FGL	ORD	19-Aug-09	B	3,510	-18,719.53
DEUTSCHE SECURITIES	FGL	ORD	19-Aug-09	S	-10,000	53,610.00
DEUTSCHE SECURITIES	FGL	ORD	19-Aug-09	S	-10,859	58,241.55
DEUTSCHE SECURITIES	FGL	ORD	19-Aug-09	B	18,500	-97,735.00
DEUTSCHE SECURITIES	FGL	ORD	19-Aug-09	S	-40,886	217,218.32
DEUTSCHE SECURITIES	FGL	ORD	19-Aug-09	B	75,009	-401,117.33
DEUTSCHE SECURITIES	FGL	ORD	19-Aug-09	B	173,194	-926,466.66
DEUTSCHE SECURITIES	FGL	ORD	19-Aug-09	S	-411,080	2,189,247.65
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	S	-19	101.65
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	S	-68	363.80
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	S	-81	433.35
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	S	-119	636.65
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	S	-121	661.87
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	S	-226	1,209.10
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	B	748	-4,076.60
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	S	-2,305	12,608.35
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	B	2,646	-14,526.54
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	B	2,939	-16,014.77
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	S	-3,500	19,237.26
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	S	-5,300	28,851.00
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	S	-5,312	28,976.91
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	S	-7,800	42,510.00
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	S	-11,982	65,409.70
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	B	18,001	-97,127.34
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	S	-27,888	152,097.36
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	S	-28,272	154,478.21
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	S	-39,800	216,583.64
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	B	43,436	-236,884.79
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	B	48,669	-260,486.15
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	B	65,500	-357,737.49
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	S	-70,466	383,665.48
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	B	244,396	-1,340,570.81
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	S	-268,588	1,456,043.16
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	S	-269,716	1,471,706.66
DEUTSCHE SECURITIES						

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	S	-276,198	1,505,047.24
DEUTSCHE SECURITIES	FGL	ORD	20-Aug-09	B	306,554	-1,684,067.06
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	S	-1	5.33
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	S	-4	21.80
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	S	-14	76.30
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	S	-16	87.20
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	S	-59	316.67
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	B	62	-337.90
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	S	-92	495.16
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	B	340	-1,853.00
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	B	463	-2,530.59
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	S	-2,715	14,470.95
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	B	3,000	-16,170.00
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	S	-3,733	19,859.56
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	B	3,950	-21,061.50
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	B	5,415	-28,096.70
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	B	5,688	-31,616.02
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	S	-11,024	63,483.81
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	B	13,000	-69,600.40
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	S	-18,035	95,998.46
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	S	-19,403	103,557.69
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	B	25,032	-133,609.22
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	S	-28,000	149,480.80
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	B	42,496	-226,550.43
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	S	-43,059	231,296.65
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	B	64,005	-340,477.69
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	B	114,776	-617,334.19
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	S	-380,436	2,033,157.12
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	S	-422,058	2,261,682.20
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	S	-580,000	3,092,937.64
DEUTSCHE SECURITIES	FGL	ORD	21-Aug-09	B	580,000	-3,111,100.00
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	B	1	-5.38
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	S	-3	15.96
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	B	10	-53.20
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	S	-11	58.52
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	S	-13	69.16
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	B	16	-85.12
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	B	37	-196.84
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	S	63	335.16
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	B	1,800	-9,702.00
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	S	-2,150	11,698.00
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	S	-2,690	14,472.20
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	S	-6,084	32,929.83
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	B	7,121	-38,595.82
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	S	-12,500	67,875.00
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	B	12,784	-69,201.81
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	S	-16,402	87,258.64
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	B	18,079	-96,344.38
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	B	22,400	-120,987.00
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	S	-26,187	142,331.58
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	B	31,930	-172,869.02
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	B	34,500	-187,040.03
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	S	-53,263	287,417.80
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	S	-54,018	293,380.92
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	S	-79,557	429,577.45
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	S	-157,735	854,157.59
DEUTSCHE SECURITIES	FGL	ORD	24-Aug-09	B	354,571	-1,920,994.76
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	B	2	-10.84
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	B	29	-157.18
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	B	80	-433.60
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	B	266	-1,441.72
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	B	900	-4,802.00
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	S	-2,690	14,472.20
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	B	2,700	-14,526.00
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	S	-6,188	33,538.96
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	B	7,342	-39,573.38
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	B	7,382	-39,978.07
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	S	-7,505	40,677.10
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	B	7,931	-42,802.81
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	B	11,000	-59,018.30
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	B	11,780	-63,847.60
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	S	-14,441	77,433.05
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	S	-16,000	86,205.41
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	B	19,424	-104,421.96
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	S	-22,809	122,633.81
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	B	32,300	-172,382.61
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	S	-44,884	241,170.76
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	B	56,704	-305,856.98

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	S	-130,000	692,898.54
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	S	-134,882	729,913.94
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	B	185,033	-996,698.76
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	S	-215,407	1,158,200.36
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	B	1,365	-7,248.15
DEUTSCHE SECURITIES	FGL	ORD	25-Aug-09	S	-1,365	7,398.30
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	B	26	-140.92
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	B	40	-216.80
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	B	131	-710.02
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	B	867	-4,699.14
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	B	1,049	-5,696.07
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	S	-1,309	7,095.85
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	S	-1,456	8,051.68
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	B	2,661	-14,529.06
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	S	-3,100	16,968.50
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	B	5,500	-30,110.00
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	S	-9,295	50,623.12
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	S	-9,388	50,076.84
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	S	-10,695	58,641.27
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	B	11,000	-60,280.00
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	B	12,612	-68,872.14
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	S	-13,900	76,433.00
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	B	16,792	-91,627.23
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	B	23,225	-126,262.23
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	S	-30,000	165,900.00
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	S	-34,000	185,259.40
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	B	50,000	-272,450.00
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	B	80,620	-437,452.24
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	B	87,916	-478,582.80
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	S	-136,661	746,140.27
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	S	-161,100	876,052.09
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	S	-181,854	987,812.74
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	B	206,085	-1,124,070.02
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	S	-327,663	1,787,150.03
DEUTSCHE SECURITIES	FGL	ORD	26-Aug-09	S	-387,994	2,132,453.82
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	B	10	-55.30
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	S	-32	176.06
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	S	-73	403.69
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	S	-129	713.37
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	S	-191	1,056.23
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	S	-241	1,332.73
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	S	-900	4,905.00
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	B	1,061	-5,782.45
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	B	1,790	-9,896.70
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	B	4,238	-23,139.48
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	B	5,330	-29,021.85
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	B	6,188	-33,684.72
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	B	8,272	-44,999.68
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	S	-9,000	49,065.00
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	S	-10,557	57,491.31
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	B	10,920	-59,497.62
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	S	-13,158	71,561.68
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	B	14,000	-76,075.01
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	S	-15,000	81,477.00
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	S	-19,460	106,057.00
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	S	-21,852	119,052.46
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	B	30,000	-163,200.00
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	B	40,954	223,059.19
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	B	196,428	-1,069,792.26
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	S	-204,150	1,113,140.17
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	S	-242,430	1,319,220.24
DEUTSCHE SECURITIES	FGL	ORD	27-Aug-09	B	636,279	-3,524,512.81
DEUTSCHE SECURITIES	FGL	ORD	28-Aug-09	B	13	-70.72
DEUTSCHE SECURITIES	FGL	ORD	28-Aug-09	B	13	-70.72
DEUTSCHE SECURITIES	FGL	ORD	28-Aug-09	B	43	-233.92
DEUTSCHE SECURITIES	FGL	ORD	28-Aug-09	B	433	-2,355.52
DEUTSCHE SECURITIES	FGL	ORD	28-Aug-09	S	-502	2,730.88
DEUTSCHE SECURITIES	FGL	ORD	28-Aug-09	B	1,100	-5,999.18
DEUTSCHE SECURITIES	FGL	ORD	28-Aug-09	S	-5,000	27,350.00
DEUTSCHE SECURITIES	FGL	ORD	28-Aug-09	S	-7,900	43,207.00
DEUTSCHE SECURITIES	FGL	ORD	28-Aug-09	B	11,750	-64,000.01
DEUTSCHE SECURITIES	FGL	ORD	28-Aug-09	B	12,570	-68,617.23
DEUTSCHE SECURITIES	FGL	ORD	28-Aug-09	B	14,287	-77,774.14
DEUTSCHE SECURITIES	FGL	ORD	28-Aug-09	B	24,308	-132,968.80
DEUTSCHE SECURITIES	FGL	ORD	28-Aug-09	S	-46,000	249,780.00
DEUTSCHE SECURITIES	FGL	ORD	28-Aug-09	S	-51,370	280,120.42
DEUTSCHE SECURITIES	FGL	ORD	28-Aug-09	B	56,202	-306,212.90
DEUTSCHE SECURITIES	FGL	ORD	28-Aug-09	S	-56,244	307,198.55

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	28-Aug-09	S	-105,773	574,488.07
DEUTSCHE SECURITIES	FGL	ORD	28-Aug-09	B	234,752	-1,279,985.28
DEUTSCHE SECURITIES	FGL	ORD	28-Aug-09	S	-263,107	1,431,644.12
DEUTSCHE SECURITIES	FGL	ORD	28-Aug-09	S	-4,338	23,598.72
DEUTSCHE SECURITIES	FGL	ORD	28-Aug-09	B	4,338	-23,685.48
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	S	-1	5.47
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	S	-1	5.47
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	S	-4	21.88
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	S	-5	27.35
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	B	16	-87.52
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	B	53	-289.91
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	S	-1,200	6,600.00
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	S	-1,362	7,504.62
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	B	1,831	-10,033.88
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	B	2,223	-12,226.17
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	S	-2,641	14,499.09
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	S	-3,600	19,800.00
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	B	4,300	-23,607.00
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	B	5,000	-27,425.00
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	S	-5,361	29,378.28
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	S	-6,813	37,539.63
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	S	-7,235	39,608.52
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	B	8,463	-46,449.14
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	S	-12,000	66,330.00
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	B	13,431	-73,688.19
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	B	18,000	-99,180.00
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	S	-19,656	107,714.88
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	B	23,709	-130,404.24
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	B	23,901	-130,738.47
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	S	-23,970	131,115.90
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	S	-34,800	191,180.76
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	B	43,000	-236,930.00
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	S	-50,557	278,008.28
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	B	100,000	-550,550.00
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	S	-106,100	583,125.60
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	B	206,800	-1,134,298.00
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	S	-232,763	1,277,104.16
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	B	295,868	-1,621,859.62
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	S	-250,000	1,370,000.00
DEUTSCHE SECURITIES	FGL	ORD	31-Aug-09	B	250,000	-1,370,000.00
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	S	-10	54.00
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	B	38	-208.24
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	S	-43	235.64
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	S	-63	345.24
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	S	-93	509.64
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	B	124	-679.52
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	B	734	-3,939.08
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	S	-950	5,006.50
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	B	2,144	-11,749.12
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	S	-2,407	13,170.16
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	S	-3,900	20,747.00
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	B	5,492	-29,052.68
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	B	8,300	-43,908.00
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	S	-15,719	83,442.02
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	B	18,000	-95,430.29
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	S	-22,750	120,630.37
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	B	24,385	-129,049.51
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	B	25,963	-138,380.97
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	S	-35,262	187,231.77
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	B	43,236	230,931.61
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	B	53,446	-283,559.47
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	B	64,788	-342,703.60
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	S	-197,930	1,064,705.06
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	B	210,841	-1,153,680.86
DEUTSCHE SECURITIES	FGL	ORD	01-Sep-09	B	250,680	-1,348,783.74
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	S	-3	15.84
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	B	4	-21.12
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	S	-14	73.92
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	B	16	-84.48
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	B	16	-84.48
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	S	-21	110.88
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	S	-40	214.00
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	B	231	-1,217.75
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	B	559	-2,951.52
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	B	1,000	-5,310.00
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	B	2,000	-10,540.00
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	S	-2,715	14,470.95
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	B	3,000	-15,930.00

NB: Note 1 Some trades details not available at time of filing

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	B	3,177	-16,919.28
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	S	-7,500	39,900.00
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	S	-15,593	83,073.27
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	B	16,000	-85,120.00
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	B	21,000	-112,560.00
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	S	-21,300	113,654.99
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	S	-32,000	171,200.00
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	S	-34,583	184,398.06
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	S	-52,833	280,543.23
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	S	-53,063	283,845.40
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	B	98,604	-524,203.26
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	B	187,502	-997,796.20
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	S	-187,937	999,881.22
DEUTSCHE SECURITIES	FGL	ORD	02-Sep-09	B	391,273	-2,074,255.55
DEUTSCHE SECURITIES	FGL	ORD	03-Sep-09	S	-1	5.35
DEUTSCHE SECURITIES	FGL	ORD	03-Sep-09	S	-3	16.05
DEUTSCHE SECURITIES	FGL	ORD	03-Sep-09	B	27	-144.45
DEUTSCHE SECURITIES	FGL	ORD	03-Sep-09	S	-28	149.08
DEUTSCHE SECURITIES	FGL	ORD	03-Sep-09	B	1,086	-5,811.30
DEUTSCHE SECURITIES	FGL	ORD	03-Sep-09	S	-1,661	8,886.35
DEUTSCHE SECURITIES	FGL	ORD	03-Sep-09	B	2,821	-15,051.16
DEUTSCHE SECURITIES	FGL	ORD	03-Sep-09	S	-4,909	26,296.53
DEUTSCHE SECURITIES	FGL	ORD	03-Sep-09	B	5,204	-27,844.38
DEUTSCHE SECURITIES	FGL	ORD	03-Sep-09	S	-19,787	105,860.45
DEUTSCHE SECURITIES	FGL	ORD	03-Sep-09	S	-22,023	117,934.44
DEUTSCHE SECURITIES	FGL	ORD	03-Sep-09	S	-32,629	174,565.15
DEUTSCHE SECURITIES	FGL	ORD	03-Sep-09	S	-50,000	267,500.00
DEUTSCHE SECURITIES	FGL	ORD	03-Sep-09	B	52,450	-280,607.53
DEUTSCHE SECURITIES	FGL	ORD	03-Sep-09	S	-65,116	348,506.12
DEUTSCHE SECURITIES	FGL	ORD	03-Sep-09	S	-83,327	446,031.61
DEUTSCHE SECURITIES	FGL	ORD	03-Sep-09	B	155,712	-832,187.21
DEUTSCHE SECURITIES	FGL	ORD	03-Sep-09	B	183,690	-984,371.57
DEUTSCHE SECURITIES	FGL	ORD	03-Sep-09	S	-291,625	1,559,202.23
DEUTSCHE SECURITIES	FGL	ORD	04-Sep-09	S	4	21.28
DEUTSCHE SECURITIES	FGL	ORD	04-Sep-09	S	-11	58.52
DEUTSCHE SECURITIES	FGL	ORD	04-Sep-09	S	-17	90.44
DEUTSCHE SECURITIES	FGL	ORD	04-Sep-09	S	-25	133.00
DEUTSCHE SECURITIES	FGL	ORD	04-Sep-09	S	-30	159.60
DEUTSCHE SECURITIES	FGL	ORD	04-Sep-09	B	87	-462.84
DEUTSCHE SECURITIES	FGL	ORD	04-Sep-09	S	-244	1,299.89
DEUTSCHE SECURITIES	FGL	ORD	04-Sep-09	B	3,400	-18,156.00
DEUTSCHE SECURITIES	FGL	ORD	04-Sep-09	S	-7,492	40,017.34
DEUTSCHE SECURITIES	FGL	ORD	04-Sep-09	S	-16,764	89,519.76
DEUTSCHE SECURITIES	FGL	ORD	04-Sep-09	S	-37,442	199,811.58
DEUTSCHE SECURITIES	FGL	ORD	04-Sep-09	B	37,503	-200,266.02
DEUTSCHE SECURITIES	FGL	ORD	04-Sep-09	B	50,000	-267,000.00
DEUTSCHE SECURITIES	FGL	ORD	04-Sep-09	B	51,892	-276,807.50
DEUTSCHE SECURITIES	FGL	ORD	04-Sep-09	B	65,163	-347,308.10
DEUTSCHE SECURITIES	FGL	ORD	04-Sep-09	B	132,148	-706,567.86
DEUTSCHE SECURITIES	FGL	ORD	04-Sep-09	S	-141,707	755,482.53
DEUTSCHE SECURITIES	FGL	ORD	04-Sep-09	B	582,305	-3,097,979.06
DEUTSCHE SECURITIES	FGL	ORD	07-Sep-09	B	6	-26.65
DEUTSCHE SECURITIES	FGL	ORD	07-Sep-09	B	13	-69.29
DEUTSCHE SECURITIES	FGL	ORD	07-Sep-09	B	36	-191.88
DEUTSCHE SECURITIES	FGL	ORD	07-Sep-09	B	1,217	-6,486.61
DEUTSCHE SECURITIES	FGL	ORD	07-Sep-09	S	-1,271	6,774.43
DEUTSCHE SECURITIES	FGL	ORD	07-Sep-09	B	1,479	-7,912.65
DEUTSCHE SECURITIES	FGL	ORD	07-Sep-09	B	1,600	-8,544.00
DEUTSCHE SECURITIES	FGL	ORD	07-Sep-09	B	4,351	-23,103.84
DEUTSCHE SECURITIES	FGL	ORD	07-Sep-09	B	5,691	-29,849.47
DEUTSCHE SECURITIES	FGL	ORD	07-Sep-09	S	-16,500	86,120.00
DEUTSCHE SECURITIES	FGL	ORD	07-Sep-09	S	-18,542	98,863.71
DEUTSCHE SECURITIES	FGL	ORD	07-Sep-09	B	24,616	-129,189.69
DEUTSCHE SECURITIES	FGL	ORD	07-Sep-09	S	-28,139	147,459.62
DEUTSCHE SECURITIES	FGL	ORD	07-Sep-09	S	-30,000	157,802.52
DEUTSCHE SECURITIES	FGL	ORD	07-Sep-09	B	37,112	-194,154.06
DEUTSCHE SECURITIES	FGL	ORD	07-Sep-09	B	45,200	-236,010.75
DEUTSCHE SECURITIES	FGL	ORD	07-Sep-09	S	-45,435	239,474.25
DEUTSCHE SECURITIES	FGL	ORD	07-Sep-09	B	49,067	-258,011.08
DEUTSCHE SECURITIES	FGL	ORD	07-Sep-09	B	60,300	-316,302.99
DEUTSCHE SECURITIES	FGL	ORD	07-Sep-09	S	-64,000	334,854.40
DEUTSCHE SECURITIES	FGL	ORD	07-Sep-09	S	-149,524	782,533.84
DEUTSCHE SECURITIES	FGL	ORD	07-Sep-09	S	-191,098	1,018,552.34
DEUTSCHE SECURITIES	FGL	ORD	07-Sep-09	B	262,254	1,382,760.44
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	B	4	-20.96
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	B	51	-207.24
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	B	129	-675.96
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	B	130	-681.20
DEUTSCHE SECURITIES						

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-00	B	287	-1,515.36
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	S	-314	1,645.36
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	B	1,100	5,808.00
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	S	-1,800	9,642.60
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	S	-3,858	20,631.72
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	B	10,000	-53,200.00
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	S	-10,131	54,357.93
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	S	-11,204	59,884.90
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	S	-12,500	66,828.00
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	S	-13,774	73,364.46
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	B	18,363	-97,557.53
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	B	27,614	-147,224.04
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	S	-27,938	148,703.12
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	S	-30,008	161,713.11
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	B	30,840	-164,591.64
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	S	-41,500	222,640.04
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	B	47,572	-249,277.28
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	S	-56,890	302,677.56
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	S	-61,674	331,839.16
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	B	124,222	-660,557.33
DEUTSCHE SECURITIES	FGL	ORD	08-Sep-09	B	438,281	-2,321,267.66
DEUTSCHE SECURITIES	FGL	ORD	09-Sep-00	B	7	-37.73
DEUTSCHE SECURITIES	FGL	ORD	09-Sep-09	B	16	-86.24
DEUTSCHE SECURITIES	FGL	ORD	09-Sep-09	B	400	-2,631.30
DEUTSCHE SECURITIES	FGL	ORD	09-Sep-09	S	-1,679	9,033.02
DEUTSCHE SECURITIES	FGL	ORD	09-Sep-09	B	1,859	-10,131.55
DEUTSCHE SECURITIES	FGL	ORD	09-Sep-09	S	-1,900	10,291.77
DEUTSCHE SECURITIES	FGL	ORD	09-Sep-09	S	-2,300	12,552.00
DEUTSCHE SECURITIES	FGL	ORD	09-Sep-09	B	5,086	-27,558.00
DEUTSCHE SECURITIES	FGL	ORD	09-Sep-09	S	-5,494	29,997.24
DEUTSCHE SECURITIES	FGL	ORD	09-Sep-09	B	9,000	-48,540.00
DEUTSCHE SECURITIES	FGL	ORD	09-Sep-09	S	-12,883	69,711.86
DEUTSCHE SECURITIES	FGL	ORD	09-Sep-09	S	-16,300	88,482.92
DEUTSCHE SECURITIES	FGL	ORD	09-Sep-09	S	-22,479	122,285.66
DEUTSCHE SECURITIES	FGL	ORD	09-Sep-09	S	-26,000	141,440.00
DEUTSCHE SECURITIES	FGL	ORD	09-Sep-09	B	35,041	-190,082.38
DEUTSCHE SECURITIES	FGL	ORD	09-Sep-09	B	37,433	-201,389.54
DEUTSCHE SECURITIES	FGL	ORD	09-Sep-09	B	47,572	-249,277.28
DEUTSCHE SECURITIES	FGL	ORD	09-Sep-09	S	-76,552	413,169.82
DEUTSCHE SECURITIES	FGL	ORD	09-Sep-09	S	-105,600	573,270.72
DEUTSCHE SECURITIES	FGL	ORD	09-Sep-09	S	-130,280	705,165.20
DEUTSCHE SECURITIES	FGL	ORD	09-Sep-09	S	-286,673	1,558,170.32
DEUTSCHE SECURITIES	FGL	ORD	09-Sep-09	S	-572,223	3,086,170.31
DEUTSCHE SECURITIES	FGL	ORD	10-Sep-09	S	-3	16.32
DEUTSCHE SECURITIES	FGL	ORD	10-Sep-09	S	-12	65.28
DEUTSCHE SECURITIES	FGL	ORD	10-Sep-09	S	-13	70.72
DEUTSCHE SECURITIES	FGL	ORD	10-Sep-09	S	-21	114.24
DEUTSCHE SECURITIES	FGL	ORD	10-Sep-09	S	-29	157.76
DEUTSCHE SECURITIES	FGL	ORD	10-Sep-09	S	-1,300	7,148.50
DEUTSCHE SECURITIES	FGL	ORD	10-Sep-09	S	-2,378	12,977.43
DEUTSCHE SECURITIES	FGL	ORD	10-Sep-09	B	2,631	-14,365.26
DEUTSCHE SECURITIES	FGL	ORD	10-Sep-09	B	2,680	-14,643.10
DEUTSCHE SECURITIES	FGL	ORD	10-Sep-09	B	14,439	-79,428.94
DEUTSCHE SECURITIES	FGL	ORD	10-Sep-09	S	-14,844	81,550.66
DEUTSCHE SECURITIES	FGL	ORD	10-Sep-09	B	30,137	-165,512.13
DEUTSCHE SECURITIES	FGL	ORD	10-Sep-09	S	-34,326	189,136.26
DEUTSCHE SECURITIES	FGL	ORD	10-Sep-09	S	-44,444	244,148.67
DEUTSCHE SECURITIES	FGL	ORD	10-Sep-09	S	-44,482	244,100.24
DEUTSCHE SECURITIES	FGL	ORD	10-Sep-09	S	-117,900	648,223.16
DEUTSCHE SECURITIES	FGL	ORD	10-Sep-09	S	-161,657	888,145.84
DEUTSCHE SECURITIES	FGL	ORD	10-Sep-09	B	215,203	-1,184,305.15
DEUTSCHE SECURITIES	FGL	ORD	11-Sep-09	B	2	-11.02
DEUTSCHE SECURITIES	FGL	ORD	11-Sep-09	S	-6	33.06
DEUTSCHE SECURITIES	FGL	ORD	11-Sep-09	B	2,442	13,666.12
DEUTSCHE SECURITIES	FGL	ORD	11-Sep-09	B	3,700	-20,685.00
DEUTSCHE SECURITIES	FGL	ORD	11-Sep-09	S	-8,051	44,950.70
DEUTSCHE SECURITIES	FGL	ORD	11-Sep-09	S	-8,359	46,686.46
DEUTSCHE SECURITIES	FGL	ORD	11-Sep-09	B	11,736	-65,721.24
DEUTSCHE SECURITIES	FGL	ORD	11-Sep-09	S	-14,465	81,020.65
DEUTSCHE SECURITIES	FGL	ORD	11-Sep-09	B	17,500	-97,938.00
DEUTSCHE SECURITIES	FGL	ORD	11-Sep-09	S	-20,745	115,702.55
DEUTSCHE SECURITIES	FGL	ORD	11-Sep-09	B	20,913	-116,949.68
DEUTSCHE SECURITIES	FGL	ORD	11-Sep-09	S	-40,000	224,000.00
DEUTSCHE SECURITIES	FGL	ORD	11-Sep-09	B	41,100	-229,322.46
DEUTSCHE SECURITIES	FGL	ORD	11-Sep-09	B	44,089	-245,440.52
DEUTSCHE SECURITIES	FGL	ORD	11-Sep-09	S	-55,068	306,844.40
DEUTSCHE SECURITIES	FGL	ORD	11-Sep-09	S	-104,900	588,014.96
DEUTSCHE SECURITIES	FGL	ORD	11-Sep-09	S	-193,231	1,078,583.80

NB. Note * Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	11-Sep-09	S	-300,185	1,679,667.22
DEUTSCHE SECURITIES	FGL	ORD	11-Sep-09	B	702,219	-3,881,164.41
DEUTSCHE SECURITIES	FGL	ORD	14-Sep-09	B	5	-28.00
DEUTSCHE SECURITIES	FGL	ORD	14-Sep-09	B	9	-50.40
DEUTSCHE SECURITIES	FGL	ORD	14-Sep-09	S	-28	156.80
DEUTSCHE SECURITIES	FGL	ORD	14-Sep-09	B	32	-179.20
DEUTSCHE SECURITIES	FGL	ORD	14-Sep-09	B	37	-207.20
DEUTSCHE SECURITIES	FGL	ORD	14-Sep-09	B	55	-308.00
DEUTSCHE SECURITIES	FGL	ORD	14-Sep-09	B	177	-991.20
DEUTSCHE SECURITIES	FGL	ORD	14-Sep-09	S	-315	1,764.00
DEUTSCHE SECURITIES	FGL	ORD	14-Sep-09	B	387	-2,156.43
DEUTSCHE SECURITIES	FGL	ORD	14-Sep-09	S	-1,801	10,049.58
DEUTSCHE SECURITIES	FGL	ORD	14-Sep-09	B	1,837	-10,213.72
DEUTSCHE SECURITIES	FGL	ORD	14-Sep-09	B	5,500	-30,470.00
DEUTSCHE SECURITIES	FGL	ORD	14-Sep-09	S	-7,935	44,175.73
DEUTSCHE SECURITIES	FGL	ORD	14-Sep-09	S	-20,919	116,460.34
DEUTSCHE SECURITIES	FGL	ORD	14-Sep-09	S	-27,148	151,485.84
DEUTSCHE SECURITIES	FGL	ORD	14-Sep-09	S	-30,385	169,527.38
DEUTSCHE SECURITIES	FGL	ORD	14-Sep-09	S	-152,400	844,097.31
DEUTSCHE SECURITIES	FGL	ORD	14-Sep-09	S	-153,085	854,211.97
DEUTSCHE SECURITIES	FGL	ORD	14-Sep-09	S	-158,546	881,132.42
DEUTSCHE SECURITIES	FGL	ORD	14-Sep-09	B	164,513	-1,033,272.80
DEUTSCHE SECURITIES	FGL	ORD	14-Sep-09	S	-221,001	1,229,087.67
DEUTSCHE SECURITIES	FGL	ORD	14-Sep-09	B	632,082	-3,537,967.05
DEUTSCHE SECURITIES	FGL	ORD	15-Sep-09	B	8	-44.64
DEUTSCHE SECURITIES	FGL	ORD	15-Sep-09	B	19	-106.02
DEUTSCHE SECURITIES	FGL	ORD	15-Sep-09	B	55	-306.90
DEUTSCHE SECURITIES	FGL	ORD	15-Sep-09	B	249	-1,389.42
DEUTSCHE SECURITIES	FGL	ORD	15-Sep-09	B	265	-1,486.65
DEUTSCHE SECURITIES	FGL	ORD	15-Sep-09	S	-331	1,846.98
DEUTSCHE SECURITIES	FGL	ORD	15-Sep-09	B	5,611	-31,028.83
DEUTSCHE SECURITIES	FGL	ORD	15-Sep-09	S	-6,234	35,095.42
DEUTSCHE SECURITIES	FGL	ORD	15-Sep-09	S	-7,000	38,745.00
DEUTSCHE SECURITIES	FGL	ORD	15-Sep-09	S	-7,113	39,602.63
DEUTSCHE SECURITIES	FGL	ORD	15-Sep-09	B	9,194	-51,173.68
DEUTSCHE SECURITIES	FGL	ORD	15-Sep-09	B	14,878	-82,678.53
DEUTSCHE SECURITIES	FGL	ORD	15-Sep-09	S	-32,225	179,318.13
DEUTSCHE SECURITIES	FGL	ORD	15-Sep-09	B	38,801	-217,130.59
DEUTSCHE SECURITIES	FGL	ORD	15-Sep-09	B	98,000	-548,369.60
DEUTSCHE SECURITIES	FGL	ORD	15-Sep-09	S	-101,279	562,949.19
DEUTSCHE SECURITIES	FGL	ORD	15-Sep-09	S	-172,130	950,914.43
DEUTSCHE SECURITIES	FGL	ORD	15-Sep-09	B	187,159	-1,044,347.22
DEUTSCHE SECURITIES	FGL	ORD	15-Sep-09	S	-219,044	1,220,881.33
DEUTSCHE SECURITIES	FGL	ORD	15-Sep-09	B	524,360	-2,929,232.27
DEUTSCHE SECURITIES	FGL	ORD	16-Sep-09	S	-1	5.54
DEUTSCHE SECURITIES	FGL	ORD	16-Sep-09	S	-1	5.54
DEUTSCHE SECURITIES	FGL	ORD	16-Sep-09	S	-2	11.08
DEUTSCHE SECURITIES	FGL	ORD	16-Sep-09	S	-2	11.08
DEUTSCHE SECURITIES	FGL	ORD	16-Sep-09	S	-2	11.08
DEUTSCHE SECURITIES	FGL	ORD	16-Sep-09	B	4,400	-24,347.00
DEUTSCHE SECURITIES	FGL	ORD	16-Sep-09	S	-5,453	31,000.28
DEUTSCHE SECURITIES	FGL	ORD	16-Sep-09	B	13,500	-74,590.00
DEUTSCHE SECURITIES	FGL	ORD	16-Sep-09	S	-15,231	85,589.40
DEUTSCHE SECURITIES	FGL	ORD	16-Sep-09	S	-20,590	114,274.50
DEUTSCHE SECURITIES	FGL	ORD	16-Sep-09	B	25,656	-143,055.29
DEUTSCHE SECURITIES	FGL	ORD	16-Sep-09	S	-27,697	156,437.39
DEUTSCHE SECURITIES	FGL	ORD	16-Sep-09	S	-44,000	248,600.00
DEUTSCHE SECURITIES	FGL	ORD	16-Sep-09	S	-51,305	291,884.41
DEUTSCHE SECURITIES	FGL	ORD	16-Sep-09	B	57,751	-326,282.09
DEUTSCHE SECURITIES	FGL	ORD	16-Sep-09	B	64,790	-361,161.40
DEUTSCHE SECURITIES	FGL	ORD	16-Sep-09	S	-67,280	377,930.06
DEUTSCHE SECURITIES	FGL	ORD	16-Sep-09	B	112,696	-633,124.03
DEUTSCHE SECURITIES	FGL	ORD	16-Sep-09	B	1,282,467	-7,120,898.02
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	B	2	-11.30
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	B	5	-28.25
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	B	6	-33.90
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	B	8	-45.20
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	B	14	-79.10
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	B	35	-200.20
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	S	-435	2,493.75
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	S	-1,700	9,758.00
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	S	-2,672	15,497.60
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	S	-3,081	18,032.17
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	B	6,187	-35,575.25
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	S	-8,219	48,214.49
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	S	-9,000	52,295.00
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	B	10,000	-58,240.00
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	S	-10,300	60,476.00

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	S	-11,785	67,645.90
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	B	22,117	-127,369.59
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	B	26,500	-153,750.01
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	S	-46,256	267,775.98
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	S	-62,337	360,523.56
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	B	312,777	-1,808,566.61
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	B	573,655	3,312,979.69
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	S	-91,813	534,129.11
DEUTSCHE SECURITIES	FGL	ORD	17-Sep-09	B	91,813	-536,542.69
DEUTSCHE SECURITIES	FGL	ORD	18-Sep-09	B	2	-11.48
DEUTSCHE SECURITIES	FGL	ORD	18-Sep-09	B	3	-17.22
DEUTSCHE SECURITIES	FGL	ORD	18-Sep-09	S	-12	68.88
DEUTSCHE SECURITIES	FGL	ORD	18-Sep-09	S	-385	2,209.90
DEUTSCHE SECURITIES	FGL	ORD	18-Sep-09	B	397	-2,278.78
DEUTSCHE SECURITIES	FGL	ORD	18-Sep-09	B	1,800	-10,206.00
DEUTSCHE SECURITIES	FGL	ORD	18-Sep-09	B	2,500	-14,100.00
DEUTSCHE SECURITIES	FGL	ORD	18-Sep-09	S	-3,320	18,791.60
DEUTSCHE SECURITIES	FGL	ORD	18-Sep-09	S	-3,960	22,453.20
DEUTSCHE SECURITIES	FGL	ORD	18-Sep-09	S	-20,000	114,058.74
DEUTSCHE SECURITIES	FGL	ORD	18-Sep-09	B	20,537	-116,239.42
DEUTSCHE SECURITIES	FGL	ORD	18-Sep-09	B	38,156	-216,119.40
DEUTSCHE SECURITIES	FGL	ORD	18-Sep-09	S	-51,468	291,892.75
DEUTSCHE SECURITIES	FGL	ORD	18-Sep-09	B	80,188	-454,234.93
DEUTSCHE SECURITIES	FGL	ORD	18-Sep-09	B	109,991	-624,649.69
DEUTSCHE SECURITIES	FGL	ORD	18-Sep-09	S	-111,571	633,393.16
DEUTSCHE SECURITIES	FGL	ORD	18-Sep-09	B	246,943	-1,399,816.80
DEUTSCHE SECURITIES	FGL	ORD	18-Sep-09	S	-339,279	1,925,136.90
DEUTSCHE SECURITIES	FGL	ORD	18-Sep-09	S	375,000	2,128,445.79
DEUTSCHE SECURITIES	FGL	ORD	18-Sep-09	B	375,000	-2,126,140.00
DEUTSCHE SECURITIES	FGL	ORD	21-Sep-09	B	8	-45.20
DEUTSCHE SECURITIES	FGL	ORD	21-Sep-09	B	40	-226.00
DEUTSCHE SECURITIES	FGL	ORD	21-Sep-09	S	-145	820.70
DEUTSCHE SECURITIES	FGL	ORD	21-Sep-09	B	255	-1,443.30
DEUTSCHE SECURITIES	FGL	ORD	21-Sep-09	S	-297	1,680.68
DEUTSCHE SECURITIES	FGL	ORD	21-Sep-09	S	-510	2,886.60
DEUTSCHE SECURITIES	FGL	ORD	21-Sep-09	S	-597	3,379.02
DEUTSCHE SECURITIES	FGL	ORD	21-Sep-09	S	-878	4,969.48
DEUTSCHE SECURITIES	FGL	ORD	21-Sep-09	S	-1,422	8,048.52
DEUTSCHE SECURITIES	FGL	ORD	21-Sep-09	S	-3,080	17,586.80
DEUTSCHE SECURITIES	FGL	ORD	21-Sep-09	B	3,620	-20,489.88
DEUTSCHE SECURITIES	FGL	ORD	21-Sep-09	B	11,400	-64,843.52
DEUTSCHE SECURITIES	FGL	ORD	21-Sep-09	S	-19,209	109,072.03
DEUTSCHE SECURITIES	FGL	ORD	21-Sep-09	B	51,468	-291,308.88
DEUTSCHE SECURITIES	FGL	ORD	21-Sep-09	B	52,700	-299,530.99
DEUTSCHE SECURITIES	FGL	ORD	21-Sep-09	S	-74,153	421,838.36
DEUTSCHE SECURITIES	FGL	ORD	21-Sep-09	B	77,807	-443,193.21
DEUTSCHE SECURITIES	FGL	ORD	21-Sep-09	B	109,300	-623,949.98
DEUTSCHE SECURITIES	FGL	ORD	21-Sep-09	B	164,448	-934,654.70
DEUTSCHE SECURITIES	FGL	ORD	21-Sep-09	S	-241,416	1,372,136.12
DEUTSCHE SECURITIES	FGL	ORD	21-Sep-09	B	275,914	-1,569,770.86
DEUTSCHE SECURITIES	FGL	ORD	21-Sep-09	B	4,400	-24,948.00
DEUTSCHE SECURITIES	FGL	ORD	21-Sep-09	S	-4,400	25,168.00
DEUTSCHE SECURITIES	FGL	ORD	22-Sep-09	S	-3	17.07
DEUTSCHE SECURITIES	FGL	ORD	22-Sep-09	B	5	-28.45
DEUTSCHE SECURITIES	FGL	ORD	22-Sep-09	S	-26	147.94
DEUTSCHE SECURITIES	FGL	ORD	22-Sep-09	S	-1,000	5,680.00
DEUTSCHE SECURITIES	FGL	ORD	22-Sep-09	B	41,029	-233,495.70
DEUTSCHE SECURITIES	FGL	ORD	22-Sep-09	B	57,723	-327,960.71
DEUTSCHE SECURITIES	FGL	ORD	22-Sep-09	S	-88,973	506,300.86
DEUTSCHE SECURITIES	FGL	ORD	22-Sep-09	B	89,536	-510,086.59
DEUTSCHE SECURITIES	FGL	ORD	22-Sep-09	S	-112,884	645,433.84
DEUTSCHE SECURITIES	FGL	ORD	23-Sep-09	S	-1,800	10,366.80
DEUTSCHE SECURITIES	FGL	ORD	23-Sep-09	B	2,376	-13,709.52
DEUTSCHE SECURITIES	FGL	ORD	23-Sep-09	B	5,000	-28,600.00
DEUTSCHE SECURITIES	FGL	ORD	23-Sep-09	B	20,133	-115,362.09
DEUTSCHE SECURITIES	FGL	ORD	23-Sep-09	S	-108,093	620,043.07
DEUTSCHE SECURITIES	FGL	ORD	23-Sep-09	B	114,330	-657,248.87
DEUTSCHE SECURITIES	FGL	ORD	23-Sep-09	S	121,601	698,297.89
DEUTSCHE SECURITIES	FGL	ORD	24-Sep-09	B	1	-5.73
DEUTSCHE SECURITIES	FGL	ORD	24-Sep-09	B	2	-11.46
DEUTSCHE SECURITIES	FGL	ORD	24-Sep-09	S	-228	1,320.12
DEUTSCHE SECURITIES	FGL	ORD	24-Sep-09	S	-2,763	15,970.14
DEUTSCHE SECURITIES	FGL	ORD	24-Sep-09	S	-3,137	18,069.12
DEUTSCHE SECURITIES	FGL	ORD	24-Sep-09	B	3,750	-21,712.50
DEUTSCHE SECURITIES	FGL	ORD	24-Sep-09	S	-11,422	65,448.06
DEUTSCHE SECURITIES	FGL	ORD	24-Sep-09	B	13,054	-75,579.72
DEUTSCHE SECURITIES	FGL	ORD	24-Sep-09	B	15,118	-86,891.96
DEUTSCHE SECURITIES	FGL	ORD	24-Sep-09	S	-15,907	91,983.48

NB: Note 1 Swap trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	24-Sep-09	B	19,492	-112,266.12
DEUTSCHE SECURITIES	FGL	ORD	24-Sep-09	S	-21,052	121,634.82
DEUTSCHE SECURITIES	FGL	ORD	24-Sep-09	S	-40,000	231,200.00
DEUTSCHE SECURITIES	FGL	ORD	24-Sep-09	B	50,000	-239,500.00
DEUTSCHE SECURITIES	FGL	ORD	24-Sep-09	S	-56,727	328,232.07
DEUTSCHE SECURITIES	FGL	ORD	24-Sep-09	B	86,365	-497,571.94
DEUTSCHE SECURITIES	FGL	ORD	24-Sep-09	S	-138,425	799,469.48
DEUTSCHE SECURITIES	FGL	ORD	24-Sep-09	B	138,946	-801,107.06
DEUTSCHE SECURITIES	FGL	ORD	24-Sep-09	S	-176,916	1,013,728.68
DEUTSCHE SECURITIES	FGL	ORD	24-Sep-09	S	-378,316	2,172,403.97
DEUTSCHE SECURITIES	FGL	ORD	25-Sep-09	S	-7	40.53
DEUTSCHE SECURITIES	FGL	ORD	25-Sep-09	S	-20	115.80
DEUTSCHE SECURITIES	FGL	ORD	25-Sep-09	S	-29	167.91
DEUTSCHE SECURITIES	FGL	ORD	25-Sep-09	S	-42	243.18
DEUTSCHE SECURITIES	FGL	ORD	25-Sep-09	B	162	-934.14
DEUTSCHE SECURITIES	FGL	ORD	25-Sep-09	B	2,792	-15,998.16
DEUTSCHE SECURITIES	FGL	ORD	25-Sep-09	B	2,934	-16,774.85
DEUTSCHE SECURITIES	FGL	ORD	25-Sep-09	S	-3,439	19,725.07
DEUTSCHE SECURITIES	FGL	ORD	25-Sep-09	S	-4,165	23,823.80
DEUTSCHE SECURITIES	FGL	ORD	25-Sep-09	S	-4,639	26,594.08
DEUTSCHE SECURITIES	FGL	ORD	25-Sep-09	S	-5,000	28,700.00
DEUTSCHE SECURITIES	FGL	ORD	25-Sep-09	B	10,000	-57,200.00
DEUTSCHE SECURITIES	FGL	ORD	25-Sep-09	B	13,740	-78,592.80
DEUTSCHE SECURITIES	FGL	ORD	25-Sep-09	B	20,000	-114,000.00
DEUTSCHE SECURITIES	FGL	ORD	25-Sep-09	B	24,424	-139,815.53
DEUTSCHE SECURITIES	FGL	ORD	25-Sep-09	B	38,043	-217,923.57
DEUTSCHE SECURITIES	FGL	ORD	25-Sep-09	B	57,444	-328,855.90
DEUTSCHE SECURITIES	FGL	ORD	25-Sep-09	S	-90,603	518,466.81
DEUTSCHE SECURITIES	FGL	ORD	25-Sep-09	S	-103,294	591,622.08
DEUTSCHE SECURITIES	FGL	ORD	25-Sep-09	B	178,606	-1,023,608.85
DEUTSCHE SECURITIES	FGL	ORD	25-Sep-09	S	-185,651	1,064,890.46
DEUTSCHE SECURITIES	FGL	ORD	25-Sep-09	S	-267,075	1,532,431.21
DEUTSCHE SECURITIES	FGL	ORD	28-Sep-09	B	2	-11.48
DEUTSCHE SECURITIES	FGL	ORD	28-Sep-09	S	-3	17.22
DEUTSCHE SECURITIES	FGL	ORD	28-Sep-09	B	14	-79.38
DEUTSCHE SECURITIES	FGL	ORD	28-Sep-09	B	93	-533.82
DEUTSCHE SECURITIES	FGL	ORD	28-Sep-09	S	-4,242	24,155.07
DEUTSCHE SECURITIES	FGL	ORD	28-Sep-09	B	5,846	-33,239.19
DEUTSCHE SECURITIES	FGL	ORD	28-Sep-09	B	8,000	-45,440.00
DEUTSCHE SECURITIES	FGL	ORD	28-Sep-09	B	8,700	-49,554.00
DEUTSCHE SECURITIES	FGL	ORD	28-Sep-09	B	49,921	-283,894.52
DEUTSCHE SECURITIES	FGL	ORD	28-Sep-09	B	53,178	-303,126.77
DEUTSCHE SECURITIES	FGL	ORD	28-Sep-09	S	-56,181	319,992.67
DEUTSCHE SECURITIES	FGL	ORD	28-Sep-09	S	-61,566	351,541.86
DEUTSCHE SECURITIES	FGL	ORD	28-Sep-09	B	150,679	-859,940.12
DEUTSCHE SECURITIES	FGL	ORD	28-Sep-09	S	-175,497	1,000,122.30
DEUTSCHE SECURITIES	FGL	ORD	29-Sep-09	S	-1	5.67
DEUTSCHE SECURITIES	FGL	ORD	29-Sep-09	S	-1	5.67
DEUTSCHE SECURITIES	FGL	ORD	29-Sep-09	S	-5	28.35
DEUTSCHE SECURITIES	FGL	ORD	29-Sep-09	S	-8	45.36
DEUTSCHE SECURITIES	FGL	ORD	29-Sep-09	S	-17	96.39
DEUTSCHE SECURITIES	FGL	ORD	29-Sep-09	B	4,000	-22,600.00
DEUTSCHE SECURITIES	FGL	ORD	29-Sep-09	S	-5,700	32,566.57
DEUTSCHE SECURITIES	FGL	ORD	29-Sep-09	B	8,436	-48,084.90
DEUTSCHE SECURITIES	FGL	ORD	29-Sep-09	S	-12,132	69,377.72
DEUTSCHE SECURITIES	FGL	ORD	29-Sep-09	B	15,194	-85,846.12
DEUTSCHE SECURITIES	FGL	ORD	29-Sep-09	S	-17,604	100,840.20
DEUTSCHE SECURITIES	FGL	ORD	29-Sep-09	S	-21,978	125,848.49
DEUTSCHE SECURITIES	FGL	ORD	29-Sep-09	B	24,000	-135,600.00
DEUTSCHE SECURITIES	FGL	ORD	29-Sep-09	B	33,450	-190,494.41
DEUTSCHE SECURITIES	FGL	ORD	29-Sep-09	B	34,692	-197,534.88
DEUTSCHE SECURITIES	FGL	ORD	29-Sep-09	S	-35,663	203,557.27
DEUTSCHE SECURITIES	FGL	ORD	29-Sep-09	B	41,315	-234,890.80
DEUTSCHE SECURITIES	FGL	ORD	29-Sep-09	S	-57,500	326,065.25
DEUTSCHE SECURITIES	FGL	ORD	29-Sep-09	B	74,734	-426,364.23
DEUTSCHE SECURITIES	FGL	ORD	29-Sep-09	S	-80,000	455,000.00
DEUTSCHE SECURITIES	FGL	ORD	29-Sep-09	B	125,429	-717,039.96
DEUTSCHE SECURITIES	FGL	ORD	29-Sep-09	B	197,648	-1,121,402.15
DEUTSCHE SECURITIES	FGL	ORD	29-Sep-09	B	380,000	-2,163,500.00
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	S	-1	5.49
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	S	-10	56.50
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	S	-12	67.80
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	S	-18	101.70
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	S	-33	186.45
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	B	79	-446.35
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	S	-2,500	13,875.00
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	B	4,200	-23,817.20
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	B	10,459	-57,891.61
DEUTSCHE SECURITIES						

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	B	11,470	-63,658.50
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	S	-13,740	76,252.99
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	B	14,450	-80,052.90
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	S	-24,493	135,936.15
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	B	54,946	-303,077.36
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	B	72,672	-402,264.17
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	B	92,698	-512,942.15
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	B	110,436	-611,834.75
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	S	-137,345	758,405.36
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	B	247,124	-1,368,295.72
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	B	311,691	-1,756,160.60
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	B	357,498	-1,978,265.09
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	B	475,475	-2,631,866.04
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	S	-547,124	3,019,682.55
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	B	6,200	-34,162.00
DEUTSCHE SECURITIES	FGL	ORD	30-Sep-09	S	6,200	34,331.70
DEUTSCHE SECURITIES	FGL	ORD	01-Oct-09	B	1	-5.58
DEUTSCHE SECURITIES	FGL	ORD	01-Oct-09	S	-11	61.05
DEUTSCHE SECURITIES	FGL	ORD	01-Oct-09	S	-36	199.80
DEUTSCHE SECURITIES	FGL	ORD	01-Oct-09	S	-45	249.75
DEUTSCHE SECURITIES	FGL	ORD	01-Oct-09	S	-66	366.30
DEUTSCHE SECURITIES	FGL	ORD	01-Oct-09	S	-117	649.35
DEUTSCHE SECURITIES	FGL	ORD	01-Oct-09	B	258	-1,431.90
DEUTSCHE SECURITIES	FGL	ORD	01-Oct-09	B	2,400	-13,392.00
DEUTSCHE SECURITIES	FGL	ORD	01-Oct-09	B	5,000	-27,950.00
DEUTSCHE SECURITIES	FGL	ORD	01-Oct-09	B	7,162	-39,677.48
DEUTSCHE SECURITIES	FGL	ORD	01-Oct-09	S	-10,048	56,594.75
DEUTSCHE SECURITIES	FGL	ORD	01-Oct-09	S	-11,363	63,973.69
DEUTSCHE SECURITIES	FGL	ORD	01-Oct-09	S	-11,470	64,002.60
DEUTSCHE SECURITIES	FGL	ORD	01-Oct-09	B	29,740	-166,921.70
DEUTSCHE SECURITIES	FGL	ORD	01-Oct-09	S	-55,500	312,450.02
DEUTSCHE SECURITIES	FGL	ORD	01-Oct-09	S	-55,907	313,959.20
DEUTSCHE SECURITIES	FGL	ORD	01-Oct-09	B	69,204	-388,857.28
DEUTSCHE SECURITIES	FGL	ORD	01-Oct-09	S	-128,861	724,626.54
DEUTSCHE SECURITIES	FGL	ORD	01-Oct-09	S	-134,191	754,341.29
DEUTSCHE SECURITIES	FGL	ORD	01-Oct-09	S	-252,053	1,416,941.14
DEUTSCHE SECURITIES	FGL	ORD	01-Oct-09	B	264,246	-1,428,133.28
DEUTSCHE SECURITIES	FGL	ORD	01-Oct-09	B	399,082	-2,243,051.94
DEUTSCHE SECURITIES	FGL	ORD	02-Oct-09	B	3	-16.89
DEUTSCHE SECURITIES	FGL	ORD	02-Oct-09	B	108	-608.04
DEUTSCHE SECURITIES	FGL	ORD	02-Oct-09	B	4,000	-22,240.00
DEUTSCHE SECURITIES	FGL	ORD	02-Oct-09	B	5,154	-28,637.24
DEUTSCHE SECURITIES	FGL	ORD	02-Oct-09	S	-10,822	59,953.88
DEUTSCHE SECURITIES	FGL	ORD	02-Oct-09	S	-14,146	78,811.48
DEUTSCHE SECURITIES	FGL	ORD	02-Oct-09	B	15,300	-86,088.23
DEUTSCHE SECURITIES	FGL	ORD	02-Oct-09	S	-27,257	152,045.20
DEUTSCHE SECURITIES	FGL	ORD	02-Oct-09	S	-30,000	168,300.00
DEUTSCHE SECURITIES	FGL	ORD	02-Oct-09	S	-30,205	168,543.90
DEUTSCHE SECURITIES	FGL	ORD	02-Oct-09	B	36,403	-202,670.06
DEUTSCHE SECURITIES	FGL	ORD	02-Oct-09	B	41,507	-230,387.32
DEUTSCHE SECURITIES	FGL	ORD	02-Oct-09	B	62,300	-347,714.99
DEUTSCHE SECURITIES	FGL	ORD	02-Oct-09	B	64,700	-359,732.00
DEUTSCHE SECURITIES	FGL	ORD	02-Oct-09	S	-94,099	524,736.21
DEUTSCHE SECURITIES	FGL	ORD	02-Oct-09	S	-100,000	556,000.00
DEUTSCHE SECURITIES	FGL	ORD	02-Oct-09	S	-104,442	583,256.35
DEUTSCHE SECURITIES	FGL	ORD	02-Oct-09	S	-127,100	708,391.85
DEUTSCHE SECURITIES	FGL	ORD	02-Oct-09	S	-222,097	1,236,769.35
DEUTSCHE SECURITIES	FGL	ORD	02-Oct-09	B	300,000	1,669,000.00
DEUTSCHE SECURITIES	FGL	ORD	02-Oct-09	B	79	-446.35
DEUTSCHE SECURITIES	FGL	ORD	02-Oct-09	S	-79	444.77
DEUTSCHE SECURITIES	FGL	ORD	05-Oct-09	S	-1	5.54
DEUTSCHE SECURITIES	FGL	ORD	05-Oct-09	B	2	-11.08
DEUTSCHE SECURITIES	FGL	ORD	05-Oct-09	S	-3	16.62
DEUTSCHE SECURITIES	FGL	ORD	05-Oct-09	S	-4	22.16
DEUTSCHE SECURITIES	FGL	ORD	05-Oct-09	B	7	-38.78
DEUTSCHE SECURITIES	FGL	ORD	05-Oct-09	S	-16	88.64
DEUTSCHE SECURITIES	FGL	ORD	05-Oct-09	S	-169	931.19
DEUTSCHE SECURITIES	FGL	ORD	05-Oct-09	B	300	-1,638.00
DEUTSCHE SECURITIES	FGL	ORD	05-Oct-09	B	3,000	-16,560.00
DEUTSCHE SECURITIES	FGL	ORD	05-Oct-09	B	8,860	-48,704.31
DEUTSCHE SECURITIES	FGL	ORD	05-Oct-09	B	11,674	-64,059.97
DEUTSCHE SECURITIES	FGL	ORD	05-Oct-09	S	-24,000	132,640.01
DEUTSCHE SECURITIES	FGL	ORD	05-Oct-09	S	-34,631	192,524.67
DEUTSCHE SECURITIES	FGL	ORD	05-Oct-09	S	-37,683	207,894.29
DEUTSCHE SECURITIES	FGL	ORD	05-Oct-09	S	-60,872	335,524.66
DEUTSCHE SECURITIES	FGL	ORD	05-Oct-09	B	63,257	-347,887.42
DEUTSCHE SECURITIES	FGL	ORD	05-Oct-09	B	73,088	404,650.02
DEUTSCHE SECURITIES	FGL	ORD	05-Oct-09	S	-90,825	503,170.50

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans,Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	05-Oct-09	S	-108,472	600,327.44
DEUTSCHE SECURITIES	FGL	ORD	05-Oct-09	S	-130,900	722,947.61
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	S	-4	22.04
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	S	-15	82.65
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	S	-18	99.18
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	S	-27	148.77
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	S	-52	286.52
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	B	114	-628.14
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	B	116	-639.16
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	B	171	-942.21
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	S	-285	1,570.35
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	B	300	-1,647.00
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	S	-2,084	11,462.00
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	S	-4,005	22,025.50
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	B	30,000	-164,400.00
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	S	-43,052	237,266.30
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	B	44,899	-247,784.10
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	B	47,053	-258,197.75
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	S	-53,441	294,581.58
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	B	66,378	-368,271.44
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	B	80,964	-446,524.56
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	S	-81,503	449,342.34
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	B	110,583	-611,181.18
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	B	114,358	-631,967.12
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	B	705,000	-3,886,200.00
DEUTSCHE SECURITIES	FGL	ORD	06-Oct-09	S	-870,369	4,800,352.75
DEUTSCHE SECURITIES	FGL	ORD	07-Oct-09	B	3	-16.44
DEUTSCHE SECURITIES	FGL	ORD	07-Oct-09	S	-5	27.40
DEUTSCHE SECURITIES	FGL	ORD	07-Oct-09	B	11	-60.28
DEUTSCHE SECURITIES	FGL	ORD	07-Oct-09	S	-14	76.72
DEUTSCHE SECURITIES	FGL	ORD	07-Oct-09	S	-23	126.04
DEUTSCHE SECURITIES	FGL	ORD	07-Oct-09	S	-155	849.40
DEUTSCHE SECURITIES	FGL	ORD	07-Oct-09	S	-400	2,184.00
DEUTSCHE SECURITIES	FGL	ORD	07-Oct-09	B	2,600	-14,300.00
DEUTSCHE SECURITIES	FGL	ORD	07-Oct-09	B	3,730	-20,333.99
DEUTSCHE SECURITIES	FGL	ORD	07-Oct-09	B	5,979	-32,652.51
DEUTSCHE SECURITIES	FGL	ORD	07-Oct-09	B	9,700	-53,250.05
DEUTSCHE SECURITIES	FGL	ORD	07-Oct-09	B	10,554	-57,609.30
DEUTSCHE SECURITIES	FGL	ORD	07-Oct-09	B	23,641	-128,856.10
DEUTSCHE SECURITIES	FGL	ORD	07-Oct-09	S	-94,509	517,502.93
DEUTSCHE SECURITIES	FGL	ORD	07-Oct-09	S	-95,274	520,392.97
DEUTSCHE SECURITIES	FGL	ORD	07-Oct-09	B	99,177	-542,607.28
DEUTSCHE SECURITIES	FGL	ORD	07-Oct-09	B	102,000	-562,642.20
DEUTSCHE SECURITIES	FGL	ORD	07-Oct-09	B	118,165	-645,085.54
DEUTSCHE SECURITIES	FGL	ORD	07-Oct-09	B	122,271	-666,424.87
DEUTSCHE SECURITIES	FGL	ORD	07-Oct-09	B	125,037	-682,334.07
DEUTSCHE SECURITIES	FGL	ORD	07-Oct-09	B	134,550	-738,624.55
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	B	20	-109.00
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	B	71	-386.95
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	B	83	-452.35
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	B	102	-555.90
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	B	122	-664.90
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	B	234	-1,275.30
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	S	-515	2,806.75
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	B	537	-2,926.87
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	S	-1,342	7,452.38
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	S	-1,795	9,998.15
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	B	1,960	-10,780.00
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	B	2,000	-11,140.00
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	S	-2,442	13,629.67
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	B	3,452	-18,813.40
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	S	-4,084	22,257.80
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	S	-4,554	25,138.08
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	B	8,289	-46,169.72
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	S	-9,073	50,222.51
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	B	10,108	-55,974.08
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	S	-14,363	79,942.87
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	B	15,000	-83,700.00
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	S	-17,000	94,080.01
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	S	-18,000	100,159.99
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	B	19,245	-107,360.16
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	S	-33,561	187,301.46
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	S	-37,193	206,157.08
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	S	-56,079	313,237.01
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	B	131,690	-733,635.93
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	B	192,527	-1,074,223.65
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	B	442,760	-2,467,287.62
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	B	985,686	-5,477,518.88

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	08-Oct-09	S	-985,688	5,477,540.88
DEUTSCHE SECURITIES	FGL	ORD	09-Oct-09	B	2,000	-11,200.00
DEUTSCHE SECURITIES	FGL	ORD	09-Oct-09	S	-3,000	16,860.00
DEUTSCHE SECURITIES	FGL	ORD	09-Oct-09	B	3,940	-22,103.40
DEUTSCHE SECURITIES	FGL	ORD	09-Oct-09	B	3,996	-22,444.20
DEUTSCHE SECURITIES	FGL	ORD	09-Oct-09	B	4,500	-25,245.00
DEUTSCHE SECURITIES	FGL	ORD	09-Oct-09	S	-5,694	31,943.34
DEUTSCHE SECURITIES	FGL	ORD	09-Oct-09	B	6,857	-38,399.20
DEUTSCHE SECURITIES	FGL	ORD	09-Oct-09	S	-8,198	46,072.76
DEUTSCHE SECURITIES	FGL	ORD	09-Oct-09	S	-8,289	46,490.93
DEUTSCHE SECURITIES	FGL	ORD	09-Oct-09	B	9,795	-55,047.90
DEUTSCHE SECURITIES	FGL	ORD	09-Oct-09	B	30,160	-169,456.98
DEUTSCHE SECURITIES	FGL	ORD	09-Oct-09	B	37,668	-210,889.29
DEUTSCHE SECURITIES	FGL	ORD	09-Oct-09	S	-46,862	263,001.32
DEUTSCHE SECURITIES	FGL	ORD	09-Oct-09	S	-81,300	456,132.02
DEUTSCHE SECURITIES	FGL	ORD	09-Oct-09	S	-161,549	904,852.10
DEUTSCHE SECURITIES	FGL	ORD	09-Oct-09	S	-398,724	2,236,796.41
DEUTSCHE SECURITIES	FGL	ORD	09-Oct-09	B	2,462,519	-13,815,933.64
DEUTSCHE SECURITIES	FGL	ORD	09-Oct-09	S	-2,472,314	13,873,381.54
DEUTSCHE SECURITIES	FGL	ORD	09-Oct-09	B	9,795	-55,047.90
DEUTSCHE SECURITIES	FGL	ORD	09-Oct-09	S	-9,795	55,047.90
DEUTSCHE SECURITIES	FGL	ORD	12-Oct-09	B	2	-11.16
DEUTSCHE SECURITIES	FGL	ORD	12-Oct-09	B	3	-16.83
DEUTSCHE SECURITIES	FGL	ORD	12-Oct-09	B	8	-44.88
DEUTSCHE SECURITIES	FGL	ORD	12-Oct-09	B	15	-84.15
DEUTSCHE SECURITIES	FGL	ORD	12-Oct-09	S	-18	100.98
DEUTSCHE SECURITIES	FGL	ORD	12-Oct-09	B	1,795	-9,962.25
DEUTSCHE SECURITIES	FGL	ORD	12-Oct-09	B	2,000	-11,220.00
DEUTSCHE SECURITIES	FGL	ORD	12-Oct-09	B	2,300	-12,742.00
DEUTSCHE SECURITIES	FGL	ORD	12-Oct-09	B	8,659	-48,057.45
DEUTSCHE SECURITIES	FGL	ORD	12-Oct-09	S	-11,300	62,941.00
DEUTSCHE SECURITIES	FGL	ORD	12-Oct-09	B	12,498	-69,238.92
DEUTSCHE SECURITIES	FGL	ORD	12-Oct-09	B	13,533	-75,418.34
DEUTSCHE SECURITIES	FGL	ORD	12-Oct-09	B	14,295	-79,275.78
DEUTSCHE SECURITIES	FGL	ORD	12-Oct-09	S	-139,825	777,776.68
DEUTSCHE SECURITIES	FGL	ORD	12-Oct-09	S	-157,326	875,314.67
DEUTSCHE SECURITIES	FGL	ORD	12-Oct-09	S	-336,130	1,869,450.42
DEUTSCHE SECURITIES	FGL	ORD	12-Oct-09	B	1,379,394	-7,690,642.76
DEUTSCHE SECURITIES	FGL	ORD	12-Oct-09	S	-1,679,394	9,352,292.76
DEUTSCHE SECURITIES	FGL	ORD	12-Oct-09	B	1,000	-5,580.00
DEUTSCHE SECURITIES	FGL	ORD	12-Oct-09	S	-1,000	5,560.00
DEUTSCHE SECURITIES	FGL	ORD	13-Oct-09	B	750	-4,177.50
DEUTSCHE SECURITIES	FGL	ORD	13-Oct-09	B	2,000	-11,080.00
DEUTSCHE SECURITIES	FGL	ORD	13-Oct-09	S	-2,275	12,762.75
DEUTSCHE SECURITIES	FGL	ORD	13-Oct-09	B	6,538	-36,285.90
DEUTSCHE SECURITIES	FGL	ORD	13-Oct-09	S	-9,065	50,299.48
DEUTSCHE SECURITIES	FGL	ORD	13-Oct-09	B	10,186	-56,736.02
DEUTSCHE SECURITIES	FGL	ORD	13-Oct-09	S	-11,600	64,457.93
DEUTSCHE SECURITIES	FGL	ORD	13-Oct-09	B	16,785	-93,408.35
DEUTSCHE SECURITIES	FGL	ORD	13-Oct-09	S	-19,534	108,497.70
DEUTSCHE SECURITIES	FGL	ORD	13-Oct-09	S	-20,000	111,702.70
DEUTSCHE SECURITIES	FGL	ORD	13-Oct-09	S	-20,000	111,200.00
DEUTSCHE SECURITIES	FGL	ORD	13-Oct-09	B	40,826	-226,584.30
DEUTSCHE SECURITIES	FGL	ORD	13-Oct-09	S	-44,944	251,885.84
DEUTSCHE SECURITIES	FGL	ORD	13-Oct-09	S	-75,938	422,198.61
DEUTSCHE SECURITIES	FGL	ORD	13-Oct-09	S	-103,909	576,604.95
DEUTSCHE SECURITIES	FGL	ORD	13-Oct-09	B	169,869	-946,272.02
DEUTSCHE SECURITIES	FGL	ORD	13-Oct-09	B	176,206	980,885.94
DEUTSCHE SECURITIES	FGL	ORD	14-Oct-09	S	-5	27.75
DEUTSCHE SECURITIES	FGL	ORD	14-Oct-09	S	-18	99.90
DEUTSCHE SECURITIES	FGL	ORD	14-Oct-09	S	-21	116.55
DEUTSCHE SECURITIES	FGL	ORD	14-Oct-09	B	26	-144.30
DEUTSCHE SECURITIES	FGL	ORD	14-Oct-09	S	-32	177.60
DEUTSCHE SECURITIES	FGL	ORD	14-Oct-09	S	-57	316.35
DEUTSCHE SECURITIES	FGL	ORD	14-Oct-09	B	125	-693.75
DEUTSCHE SECURITIES	FGL	ORD	14-Oct-09	S	-400	2,232.00
DEUTSCHE SECURITIES	FGL	ORD	14-Oct-09	B	500	-2,790.00
DEUTSCHE SECURITIES	FGL	ORD	14-Oct-09	S	-2,200	12,210.00
DEUTSCHE SECURITIES	FGL	ORD	14-Oct-09	S	-5,245	29,246.12
DEUTSCHE SECURITIES	FGL	ORD	14-Oct-09	S	-16,035	89,399.97
DEUTSCHE SECURITIES	FGL	ORD	14-Oct-09	B	28,822	-160,711.47
DEUTSCHE SECURITIES	FGL	ORD	14-Oct-09	S	-63,000	352,170.00
DEUTSCHE SECURITIES	FGL	ORD	14-Oct-09	B	70,986	-396,414.22
DEUTSCHE SECURITIES	FGL	ORD	14-Oct-09	B	78,855	-440,917.31
DEUTSCHE SECURITIES	FGL	ORD	14-Oct-09	S	-199,562	1,112,777.67
DEUTSCHE SECURITIES	FGL	ORD	14-Oct-09	B	200,000	-1,115,120.00
DEUTSCHE SECURITIES	FGL	ORD	14-Oct-09	B	279,195	-1,558,758.36
DEUTSCHE SECURITIES	FGL	ORD	14-Oct-09	S	-1,003,893	5,601,761.87
DEUTSCHE SECURITIES						

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	14-Oct-09	B	1,178,968	-6,578,852.79
DEUTSCHE SECURITIES	FGL	ORD	15-Oct-09	S	-38	210.90
DEUTSCHE SECURITIES	FGL	ORD	15-Oct-09	B	400	2,216.00
DEUTSCHE SECURITIES	FGL	ORD	15-Oct-09	S	-1,203	6,698.68
DEUTSCHE SECURITIES	FGL	ORD	15-Oct-09	S	-1,800	10,044.00
DEUTSCHE SECURITIES	FGL	ORD	15-Oct-09	S	-1,985	11,096.15
DEUTSCHE SECURITIES	FGL	ORD	15-Oct-09	B	2,635	-14,729.65
DEUTSCHE SECURITIES	FGL	ORD	15-Oct-09	B	2,893	-16,027.22
DEUTSCHE SECURITIES	FGL	ORD	15-Oct-09	B	10,000	-55,500.00
DEUTSCHE SECURITIES	FGL	ORD	15-Oct-09	S	-10,262	57,169.33
DEUTSCHE SECURITIES	FGL	ORD	15-Oct-09	S	-15,745	87,610.28
DEUTSCHE SECURITIES	FGL	ORD	15-Oct-09	B	20,000	-111,400.00
DEUTSCHE SECURITIES	FGL	ORD	15-Oct-09	B	49,425	-274,320.78
DEUTSCHE SECURITIES	FGL	ORD	15-Oct-09	B	70,790	-392,053.84
DEUTSCHE SECURITIES	FGL	ORD	15-Oct-09	B	95,018	-529,896.38
DEUTSCHE SECURITIES	FGL	ORD	15-Oct-09	B	102,472	-570,435.60
DEUTSCHE SECURITIES	FGL	ORD	15-Oct-09	S	-306,641	1,705,721.23
DEUTSCHE SECURITIES	FGL	ORD	16-Oct-09	S	-9	49.95
DEUTSCHE SECURITIES	FGL	ORD	16-Oct-09	S	-31	172.05
DEUTSCHE SECURITIES	FGL	ORD	16-Oct-09	S	-36	199.80
DEUTSCHE SECURITIES	FGL	ORD	16-Oct-09	S	-53	294.15
DEUTSCHE SECURITIES	FGL	ORD	16-Oct-09	S	133	738.15
DEUTSCHE SECURITIES	FGL	ORD	16-Oct-09	B	262	-1,454.10
DEUTSCHE SECURITIES	FGL	ORD	16-Oct-09	B	1,140	-6,281.40
DEUTSCHE SECURITIES	FGL	ORD	16-Oct-09	S	-1,896	10,510.86
DEUTSCHE SECURITIES	FGL	ORD	16-Oct-09	B	2,000	-11,080.00
DEUTSCHE SECURITIES	FGL	ORD	16-Oct-09	B	2,000	-11,060.00
DEUTSCHE SECURITIES	FGL	ORD	16-Oct-09	B	2,460	-13,530.00
DEUTSCHE SECURITIES	FGL	ORD	16-Oct-09	B	2,925	-16,029.00
DEUTSCHE SECURITIES	FGL	ORD	16-Oct-09	S	-20,000	111,000.00
DEUTSCHE SECURITIES	FGL	ORD	16-Oct-09	S	-21,940	120,919.27
DEUTSCHE SECURITIES	FGL	ORD	16-Oct-09	S	-26,730	147,816.90
DEUTSCHE SECURITIES	FGL	ORD	16-Oct-09	B	38,000	-209,000.00
DEUTSCHE SECURITIES	FGL	ORD	16-Oct-09	B	60,799	-336,711.82
DEUTSCHE SECURITIES	FGL	ORD	16-Oct-09	B	68,468	-379,271.64
DEUTSCHE SECURITIES	FGL	ORD	16-Oct-09	B	79,631	-441,303.49
DEUTSCHE SECURITIES	FGL	ORD	16-Oct-09	S	-86,178	475,849.06
DEUTSCHE SECURITIES	FGL	ORD	16-Oct-09	S	-169,956	938,821.92
DEUTSCHE SECURITIES	FGL	ORD	19-Oct-09	B	2	-11.00
DEUTSCHE SECURITIES	FGL	ORD	19-Oct-09	B	5	-27.50
DEUTSCHE SECURITIES	FGL	ORD	19-Oct-09	S	-9	49.58
DEUTSCHE SECURITIES	FGL	ORD	19-Oct-09	B	100	-550.00
DEUTSCHE SECURITIES	FGL	ORD	19-Oct-09	B	470	-2,594.94
DEUTSCHE SECURITIES	FGL	ORD	19-Oct-09	B	3,502	-19,225.98
DEUTSCHE SECURITIES	FGL	ORD	19-Oct-09	B	5,000	-27,450.00
DEUTSCHE SECURITIES	FGL	ORD	19-Oct-09	B	5,047	-27,758.50
DEUTSCHE SECURITIES	FGL	ORD	19-Oct-09	S	-7,004	38,580.37
DEUTSCHE SECURITIES	FGL	ORD	19-Oct-09	S	-11,539	63,988.02
DEUTSCHE SECURITIES	FGL	ORD	19-Oct-09	B	18,678	-103,569.20
DEUTSCHE SECURITIES	FGL	ORD	19-Oct-09	S	-19,321	106,679.02
DEUTSCHE SECURITIES	FGL	ORD	19-Oct-09	S	-22,427	123,866.25
DEUTSCHE SECURITIES	FGL	ORD	19-Oct-09	S	-40,456	224,935.36
DEUTSCHE SECURITIES	FGL	ORD	19-Oct-09	S	-47,998	266,585.83
DEUTSCHE SECURITIES	FGL	ORD	19-Oct-09	B	134,070	-741,542.74
DEUTSCHE SECURITIES	FGL	ORD	19-Oct-09	S	-168,491	929,935.53
DEUTSCHE SECURITIES	FGL	ORD	19-Oct-09	B	201,987	-1,116,924.70
DEUTSCHE SECURITIES	FGL	ORD	19-Oct-09	B	345,950	-1,904,904.49
DEUTSCHE SECURITIES	FGL	ORD	20-Oct-09	S	-100	557.00
DEUTSCHE SECURITIES	FGL	ORD	20-Oct-09	S	-1,568	8,733.76
DEUTSCHE SECURITIES	FGL	ORD	20-Oct-09	S	-2,000	11,120.00
DEUTSCHE SECURITIES	FGL	ORD	20-Oct-09	S	-5,401	30,137.58
DEUTSCHE SECURITIES	FGL	ORD	20-Oct-09	S	-5,612	31,294.96
DEUTSCHE SECURITIES	FGL	ORD	20-Oct-09	S	-5,659	31,577.79
DEUTSCHE SECURITIES	FGL	ORD	20-Oct-09	S	-6,001	38,437.86
DEUTSCHE SECURITIES	FGL	ORD	20-Oct-09	B	8,360	-46,701.05
DEUTSCHE SECURITIES	FGL	ORD	20-Oct-09	B	10,000	-55,900.00
DEUTSCHE SECURITIES	FGL	ORD	20-Oct-09	S	-24,111	134,057.16
DEUTSCHE SECURITIES	FGL	ORD	20-Oct-09	B	31,500	-175,770.00
DEUTSCHE SECURITIES	FGL	ORD	20-Oct-09	B	46,301	-258,633.51
DEUTSCHE SECURITIES	FGL	ORD	20-Oct-09	S	-60,345	335,868.20
DEUTSCHE SECURITIES	FGL	ORD	20-Oct-09	B	80,507	-448,419.53
DEUTSCHE SECURITIES	FGL	ORD	20-Oct-09	B	147,582	-823,001.84
DEUTSCHE SECURITIES	FGL	ORD	20-Oct-09	B	148,390	-826,843.92
DEUTSCHE SECURITIES	FGL	ORD	20-Oct-09	B	168,432	-938,970.28
DEUTSCHE SECURITIES	FGL	ORD	20-Oct-09	S	-258,415	1,424,693.58
DEUTSCHE SECURITIES	FGL	ORD	20-Oct-09	S	-276,164	1,538,343.95
DEUTSCHE SECURITIES	FGL	ORD	21-Oct-09	S	-22	122.32
DEUTSCHE SECURITIES	FGL	ORD	21-Oct-09	B	800	-4,464.00

NB. Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	21-Oct-09	B	812	-4,498.48
DEUTSCHE SECURITIES	FGL	ORD	21-Oct-09	B	4,365	-24,201.98
DEUTSCHE SECURITIES	FGL	ORD	21-Oct-09	B	6,400	-35,604.00
DEUTSCHE SECURITIES	FGL	ORD	21-Oct-09	B	6,401	-35,471.54
DEUTSCHE SECURITIES	FGL	ORD	21-Oct-09	S	-8,933	49,704.53
DEUTSCHE SECURITIES	FGL	ORD	21-Oct-09	S	-9,265	51,478.19
DEUTSCHE SECURITIES	FGL	ORD	21-Oct-09	S	-9,800	54,668.00
DEUTSCHE SECURITIES	FGL	ORD	21-Oct-09	S	-10,112	56,137.60
DEUTSCHE SECURITIES	FGL	ORD	21-Oct-09	S	-24.111	134,298.27
DEUTSCHE SECURITIES	FGL	ORD	21-Oct-09	S	-27,824	154,645.60
DEUTSCHE SECURITIES	FGL	ORD	21-Oct-09	S	-43.127	239,786.12
DEUTSCHE SECURITIES	FGL	ORD	21-Oct-09	S	-43 127	239,786.12
DEUTSCHE SECURITIES	FGL	ORD	21-Oct-09	B	57,475	-319,371.33
DEUTSCHE SECURITIES	FGL	ORD	21-Oct-09	S	-120,756	671,403.36
DEUTSCHE SECURITIES	FGL	ORD	21-Oct-09	S	-233,390	1,296,551.47
DEUTSCHE SECURITIES	FGL	ORD	21-Oct-09	S	-251,800	1,399,032.46
DEUTSCHE SECURITIES	FGL	ORD	21-Oct-09	S	-4,685	26,189.15
DEUTSCHE SECURITIES	FGL	ORD	21-Oct-09	B	4,085	-26,048.60
DEUTSCHE SECURITIES	FGL	ORD	21-Oct-09	S	-51,609	286,222.12
DEUTSCHE SECURITIES	FGL	ORD	21-Oct-09	B	51,609	-286,946.04
DEUTSCHE SECURITIES	FGL	ORD	22-Oct-09	S	-5	27.80
DEUTSCHE SECURITIES	FGL	ORD	22-Oct-09	S	-19	105.64
DEUTSCHE SECURITIES	FGL	ORD	22-Oct-09	S	-22	122.32
DEUTSCHE SECURITIES	FGL	ORD	22-Oct-09	S	-32	177.92
DEUTSCHE SECURITIES	FGL	ORD	22-Oct-09	S	-57	316.92
DEUTSCHE SECURITIES	FGL	ORD	22-Oct-09	B	133	-739.48
DEUTSCHE SECURITIES	FGL	ORD	22-Oct-09	S	-1,000	5,510.00
DEUTSCHE SECURITIES	FGL	ORD	22-Oct-09	B	1,314	-7,318.98
DEUTSCHE SECURITIES	FGL	ORD	22-Oct-09	B	6,000	-33,180.00
DEUTSCHE SECURITIES	FGL	ORD	22-Oct-09	S	-8,902	49,330.43
DEUTSCHE SECURITIES	FGL	ORD	22-Oct-09	S	-9,464	52,587.50
DEUTSCHE SECURITIES	FGL	ORD	22-Oct-09	B	10,000	-55,200.00
DEUTSCHE SECURITIES	FGL	ORD	22-Oct-09	S	-20,000	110,200.00
DEUTSCHE SECURITIES	FGL	ORD	22-Oct-09	S	-25,781	143,131.75
DEUTSCHE SECURITIES	FGL	ORD	22-Oct-09	B	67,650	-374,781.00
DEUTSCHE SECURITIES	FGL	ORD	22-Oct-09	B	84,969	-469,509.05
DEUTSCHE SECURITIES	FGL	ORD	22-Oct-09	S	-87,903	486,839.96
DEUTSCHE SECURITIES	FGL	ORD	22-Oct-09	S	-179,303	993,625.50
DEUTSCHE SECURITIES	FGL	ORD	22-Oct-09	B	247,238	-1,373,753.22
DEUTSCHE SECURITIES	FGL	ORD	22-Oct-09	B	380,237	-2,105,708.24
DEUTSCHE SECURITIES	FGL	ORD	22-Oct-09	S	-380,237	2,106,544.33
DEUTSCHE SECURITIES	FGL	ORD	23-Oct-09	S	-34	189.72
DEUTSCHE SECURITIES	FGL	ORD	23-Oct-09	B	498	-2,769.18
DEUTSCHE SECURITIES	FGL	ORD	23-Oct-09	B	3,353	-18,619.16
DEUTSCHE SECURITIES	FGL	ORD	23-Oct-09	S	-5,657	31,434.95
DEUTSCHE SECURITIES	FGL	ORD	23-Oct-09	S	-6,000	33,300.00
DEUTSCHE SECURITIES	FGL	ORD	23-Oct-09	B	7,500	-41,775.00
DEUTSCHE SECURITIES	FGL	ORD	23-Oct-09	S	-8,808	49,148.64
DEUTSCHE SECURITIES	FGL	ORD	23-Oct-09	S	-16,064	89,637.12
DEUTSCHE SECURITIES	FGL	ORD	23-Oct-09	B	17,363	-96,364.65
DEUTSCHE SECURITIES	FGL	ORD	23-Oct-09	S	-17,419	96,627.84
DEUTSCHE SECURITIES	FGL	ORD	23-Oct-09	S	-21,100	117,011.00
DEUTSCHE SECURITIES	FGL	ORD	23-Oct-09	S	-36,766	204,058.65
DEUTSCHE SECURITIES	FGL	ORD	23-Oct-09	S	-50,000	279,000.00
DEUTSCHE SECURITIES	FGL	ORD	23-Oct-09	S	-135,724	753,429.24
DEUTSCHE SECURITIES	FGL	ORD	23-Oct-09	S	-145,377	808,827.74
DEUTSCHE SECURITIES	FGL	ORD	23-Oct-09	B	148,343	-823,306.45
DEUTSCHE SECURITIES	FGL	ORD	23-Oct-09	B	673,865	-3,729,640.62
DEUTSCHE SECURITIES	FGL	ORD	23-Oct-09	B	2,000	-11,040.00
DEUTSCHE SECURITIES	FGL	ORD	23-Oct-09	S	-2,000	11,080.00
DEUTSCHE SECURITIES	FGL	ORD	23-Oct-09	B	13,218	-73,095.54
DEUTSCHE SECURITIES	FGL	ORD	23-Oct-09	S	-13,218	73,756.44
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	S	-8	44.64
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	S	-27	150.66
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	S	-32	178.56
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	S	-47	262.26
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	S	-84	468.72
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	B	157	-877.63
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	B	200	-1,116.02
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	B	1,000	-5,580.00
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	S	-2,197	12,351.54
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	S	-3,700	20,868.00
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	B	5,000	-28,050.00
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	S	-5,754	32,430.69
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	S	-9,300	62,452.00
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	S	-15,500	87,195.00
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	B	17,503	-98,267.02
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	B	19,445	-108,551.52

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	B	22,845	-127,466.81
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	S	-30,000	168,900.00
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	S	-34,368	193,818.58
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	B	34,424	-192,086.47
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	S	-35,686	202,055.90
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	S	-44,033	247,672.16
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	B	77,142	-434,795.45
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	S	-120,116	675,667.32
DEUTSCHE SECURITIES	FGL	ORD	26-Oct-09	S	-151,371	847,480.82
DEUTSCHE SECURITIES	FGL	ORD	27-Oct-09	S	-21	115.50
DEUTSCHE SECURITIES	FGL	ORD	27-Oct-09	S	-2,773	15,324.71
DEUTSCHE SECURITIES	FGL	ORD	27-Oct-09	S	-3,400	18,798.00
DEUTSCHE SECURITIES	FGL	ORD	27-Oct-09	S	-7,000	38,500.00
DEUTSCHE SECURITIES	FGL	ORD	27-Oct-09	S	-8,785	49,196.00
DEUTSCHE SECURITIES	FGL	ORD	27-Oct-09	S	-9,500	52,980.00
DEUTSCHE SECURITIES	FGL	ORD	27-Oct-09	B	12,500	69,190.00
DEUTSCHE SECURITIES	FGL	ORD	27-Oct-09	B	18,000	-99,760.00
DEUTSCHE SECURITIES	FGL	ORD	27-Oct-09	S	-23,879	132,389.02
DEUTSCHE SECURITIES	FGL	ORD	27-Oct-09	S	-24,425	135,262.44
DEUTSCHE SECURITIES	FGL	ORD	27-Oct-09	B	26,740	-147,116.37
DEUTSCHE SECURITIES	FGL	ORD	27-Oct-09	B	37,394	-207,183.21
DEUTSCHE SECURITIES	FGL	ORD	27-Oct-09	S	-39,098	216,211.94
DEUTSCHE SECURITIES	FGL	ORD	27-Oct-09	B	40,010	-220,055.00
DEUTSCHE SECURITIES	FGL	ORD	27-Oct-09	B	42,834	-240,008.93
DEUTSCHE SECURITIES	FGL	ORD	27-Oct-09	B	47,384	-261,738.48
DEUTSCHE SECURITIES	FGL	ORD	27-Oct-09	B	81,015	-448,126.88
DEUTSCHE SECURITIES	FGL	ORD	27-Oct-09	B	85,485	-473,022.70
DEUTSCHE SECURITIES	FGL	ORD	27-Oct-09	B	96,460	-531,753.21
DEUTSCHE SECURITIES	FGL	ORD	27-Oct-09	S	-513,544	2,840,617.28
DEUTSCHE SECURITIES	FGL	ORD	27-Oct-09	S	-74,886	414,172.52
DEUTSCHE SECURITIES	FGL	ORD	27-Oct-09	B	74,886	-411,873.00
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	B	1	-5.54
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	S	-4	22.00
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	S	-14	77.00
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	S	-17	93.50
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	S	-25	137.50
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	S	-42	231.00
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	B	102	-561.00
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	S	-496	2,752.80
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	S	-2,000	11,060.00
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	S	-2,199	12,204.55
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	B	4,579	-25,276.08
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	S	-4,728	26,098.56
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	S	-5,074	28,150.70
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	S	-5,120	28,388.30
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	S	-7,000	38,990.00
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	B	8,354	-46,305.50
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	B	8,994	-49,910.70
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	S	-11,115	61,688.25
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	B	13,000	-72,069.40
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	B	14,000	-77,700.00
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	S	-28,000	155,600.00
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	S	-81,000	447,120.00
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	S	-111,699	619,058.20
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	B	146,192	-812,776.21
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	B	183,543	-1,016,903.31
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	B	201,394	-1,118,220.05
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	B	454,635	2,518,096.42
DEUTSCHE SECURITIES	FGL	ORD	28-Oct-09	S	-454,635	2,518,881.61
DEUTSCHE SECURITIES	FGL	ORD	29-Oct-09	S	-5	27.60
DEUTSCHE SECURITIES	FGL	ORD	29-Oct-09	S	-18	99.36
DEUTSCHE SECURITIES	FGL	ORD	29-Oct-09	S	-20	110.40
DEUTSCHE SECURITIES	FGL	ORD	29-Oct-09	S	-30	165.60
DEUTSCHE SECURITIES	FGL	ORD	29-Oct-09	S	-94	519.42
DEUTSCHE SECURITIES	FGL	ORD	29-Oct-09	B	128	-706.56
DEUTSCHE SECURITIES	FGL	ORD	29-Oct-09	S	-4,749	26,214.48
DEUTSCHE SECURITIES	FGL	ORD	29-Oct-09	B	5,000	-27,800.00
DEUTSCHE SECURITIES	FGL	ORD	29-Oct-09	S	-7,000	39,200.00
DEUTSCHE SECURITIES	FGL	ORD	29-Oct-09	S	-10,075	56,098.19
DEUTSCHE SECURITIES	FGL	ORD	29-Oct-09	B	13,000	-71,950.00
DEUTSCHE SECURITIES	FGL	ORD	29-Oct-09	B	18,356	-101,733.96
DEUTSCHE SECURITIES	FGL	ORD	29-Oct-09	S	-20,550	114,675.18
DEUTSCHE SECURITIES	FGL	ORD	29-Oct-09	B	22,001	-121,785.52
DEUTSCHE SECURITIES	FGL	ORD	29-Oct-09	B	23,447	-129,784.83
DEUTSCHE SECURITIES	FGL	ORD	29-Oct-09	B	70,429	-391,806.33
DEUTSCHE SECURITIES	FGL	ORD	29-Oct-09	S	-84,549	469,453.30
DEUTSCHE SECURITIES	FGL	ORD	29-Oct-09	S	138,331	768,165.88
DEUTSCHE SECURITIES	FGL	ORD	29-Oct-09	B	161,724	-895,493.62

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	29-Oct-09	B	312,690	-1,734,804.12
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	S	-2	11.10
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	S	-9	49.95
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	S	-11	61.05
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	S	-11	61.05
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	S	-15	83.25
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	S	-20	111.00
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	B	65	-360.75
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	S	-356	1,975.80
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	S	-2,193	12,043.96
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	B	3,900	-21,498.44
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	B	6,618	-36,422.66
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	B	10,000	-55,170.00
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	B	12,000	-65,980.00
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	B	23,342	-128,585.67
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	S	-23,482	129,182.55
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	B	32,851	-181,337.52
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	B	41,700	-229,341.67
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	B	45,194	-248,115.06
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	S	-93,387	512,894.63
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	B	100,000	-550,000.00
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	S	-105,959	585,412.88
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	S	-271,364	1,494,293.00
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	S	-284,277	1,563,253.08
DEUTSCHE SECURITIES	FGL	ORD	30-Oct-09	B	368,481	-2,035,783.83
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	S	-2	10.98
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	S	-4	21.96
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	S	-7	38.43
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	S	-10	54.90
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	B	22	-119.90
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	B	32	-175.68
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	B	35	-192.15
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	B	42	-230.58
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	S	-67	367.83
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	S	-1,169	6,382.74
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	B	1,184	-6,512.00
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	B	2,000	-10,900.00
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	B	2,435	-13,291.93
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	S	-7,857	42,892.08
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	S	-9,545	52,294.87
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	B	15,000	-82,500.00
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	B	15,034	-82,687.00
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	S	-17,191	94,550.31
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	S	-18,238	99,822.95
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	S	-20,000	110,000.00
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	B	22,000	-119,739.99
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	S	-26,767	147,167.64
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	S	-30,000	162,401.75
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	S	-32,965	179,881.12
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	S	-76,736	420,903.22
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	D	94,384	-516,591.95
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	B	104,356	-569,798.54
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	S	-116,349	636,132.54
DEUTSCHE SECURITIES	FGL	ORD	02-Nov-09	S	-430,111	2,347,932.94
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	B	1	-5.50
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	B	1	-5.50
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	B	6	-33.00
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	S	-8	44.00
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	S	-12	66.00
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	B	33	-180.66
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	B	150	-828.00
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	S	-1,200	6,540.00
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	S	-3,300	17,985.00
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	S	-3,348	18,179.64
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	S	-3,500	19,110.00
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	S	-4,136	22,458.48
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	S	-4,665	25,657.50
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	B	10,000	-55,300.00
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	S	-15,000	82,800.00
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	B	19,154	104,014.69
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	B	22,656	-124,232.46
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	D	25,827	-142,026.93
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	B	34,483	-188,033.27
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	B	35,000	-190,050.00
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	S	-54,588	297,317.41
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	S	-55,014	300,913.12
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	B	121,843	-672,649.42
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	S	-129,764	709,393.28

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	S	-224,748	1,228,764.74
DEUTSCHE SECURITIES	FGL	ORD	03-Nov-09	B	253,443	-1,393,505.65
DEUTSCHE SECURITIES	FGL	ORD	04-Nov-09	B	445	-2,359.65
DEUTSCHE SECURITIES	FGL	ORD	04-Nov-09	S	-1,676	9,025.43
DEUTSCHE SECURITIES	FGL	ORD	04-Nov-09	B	1,862	-9,998.94
DEUTSCHE SECURITIES	FGL	ORD	04-Nov-09	B	2,000	-10,750.00
DEUTSCHE SECURITIES	FGL	ORD	04-Nov-09	S	-2,505	13,552.05
DEUTSCHE SECURITIES	FGL	ORD	04-Nov-09	B	4,000	-21,508.00
DEUTSCHE SECURITIES	FGL	ORD	04-Nov-09	B	5,000	-27,040.00
DEUTSCHE SECURITIES	FGL	ORD	04-Nov-09	S	-6,353	34,241.73
DEUTSCHE SECURITIES	FGL	ORD	04-Nov-09	B	10,176	-54,645.12
DEUTSCHE SECURITIES	FGL	ORD	04-Nov-09	S	-15,000	80,693.00
DEUTSCHE SECURITIES	FGL	ORD	04-Nov-09	B	18,129	-97,359.93
DEUTSCHE SECURITIES	FGL	ORD	04-Nov-09	B	20,156	-108,832.37
DEUTSCHE SECURITIES	FGL	ORD	04-Nov-09	S	-21,223	114,434.01
DEUTSCHE SECURITIES	FGL	ORD	04 Nov 09	S	-22,690	122,230.57
DEUTSCHE SECURITIES	FGL	ORD	04-Nov-09	S	-22,933	123,520.44
DEUTSCHE SECURITIES	FGL	ORD	04-Nov-09	B	40,206	216,860.03
DEUTSCHE SECURITIES	FGL	ORD	04-Nov-09	B	42,713	-230,585.52
DEUTSCHE SECURITIES	FGL	ORD	04-Nov-09	S	-57,990	312,990.00
DEUTSCHE SECURITIES	FGL	ORD	04-Nov-09	S	-88,000	475,200.00
DEUTSCHE SECURITIES	FGL	ORD	04-Nov-09	B	115,919	-623,410.26
DEUTSCHE SECURITIES	FGL	ORD	04-Nov-09	B	119,634	-646,404.32
DEUTSCHE SECURITIES	FGL	ORD	04-Nov-09	S	-311,447	1,677,983.00
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	B	1	-5.37
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	B	2	-10.74
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	B	6	-32.22
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	S	-10	53.70
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	B	40	-214.80
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	B	1,229	-6,599.73
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	S	-2,983	16,018.71
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	B	3,630	-19,456.80
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	S	-3,728	19,988.12
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	S	-4,500	24,030.00
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	B	10,177	-54,650.49
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	S	-10,226	54,913.62
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	B	12,494	-66,379.37
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	B	13,200	-70,366.49
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	S	-20,834	111,740.65
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	B	22,965	-123,322.05
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	S	-29,351	157,175.10
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	S	-30,000	159,900.00
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	B	35,000	-187,600.00
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	S	-37,000	198,180.00
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	S	-38,700	206,367.05
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	B	41,313	-221,584.67
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	S	-47,761	255,998.96
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	B	47,878	-255,372.52
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	B	111,036	-593,739.88
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	S	-120,268	644,636.48
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	B	134,180	-716,506.08
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	S	-250,469	1,340,910.84
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	B	333,235	-1,785,302.60
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	S	-333,235	1,782,477.85
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	B	500,000	-2,675,000.00
DEUTSCHE SECURITIES	FGL	ORD	05-Nov-09	S	-500,000	2,675,000.00
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	B	1	-5.36
DEUTSCHE SECURITIES	FGL	ORD	06 Nov 09	B	3	-16.08
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	B	3	-16.08
DEUTSCHE SECURITIES	FGL	ORD	00-Nov-09	S	-5	26.56
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	B	8	-42.47
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	B	44	-235.72
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	B	56	-300.16
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	B	217	-1,163.12
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	S	-408	2,186.88
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	B	1,473	-7,891.40
DEUTSCHE SECURITIES	FGL	ORD	08-Nov-09	B	1,616	-8,691.40
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	B	3,749	-19,907.19
DEUTSCHE SECURITIES	FGL	ORD	08-Nov-09	S	-4,000	21,200.00
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	S	-4,412	23,471.84
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	S	-5,000	26,595.00
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	S	-5,300	28,190.00
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	S	-5,301	28,148.31
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	B	5,500	-29,205.00
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	S	-8,000	42,607.50
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	B	9,718	-51,727.08
DEUTSCHE SECURITIES	FGL	ORD	06 Nov 09	B	10,062	-53,368.85
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	S	-10,897	58,407.92
DEUTSCHE SECURITIES						

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	B	13,200	-70,301.00
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	B	13,299	-70,775.61
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	B	20,222	107,057.93
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	B	20,700	-110,357.25
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	B	23,210	-124,811.72
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	B	25,000	-132,750.00
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	B	46,280	-247,953.60
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	B	95,974	-510,566.43
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	B	170,738	-909,709.14
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	S	-175,997	935,459.25
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	S	-185,982	992,812.12
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	S	-208,334	1,108,259.63
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	B	285,215	-1,516,044.63
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	B	153,904	-818,719.28
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	S	-153,904	817,269.28
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	S	-1,400,000	7,439,000.00
DEUTSCHE SECURITIES	FGL	ORD	06-Nov-09	B	1,400,000	-7,439,000.00
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	B	13	-69.03
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	S	-23	122.13
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	B	54	-286.74
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	B	400	-2,148.00
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	S	1,500	8,025.00
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	B	1,820	-9,664.20
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	S	-1,883	10,187.03
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	S	-1,893	10,051.83
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	B	2,087	-11,037.53
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	B	5,277	-28,179.18
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	B	8,096	-43,799.36
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	B	8,337	-45,082.32
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	B	8,900	-47,750.00
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	S	-8,968	47,978.80
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	B	9,673	-51,943.83
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	S	-9,700	52,395.00
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	S	-10,355	55,579.05
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	B	14,131	-75,887.19
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	S	-15,500	83,530.00
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	B	20,807	-110,878.02
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	B	21,596	-116,573.05
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	S	-25,777	138,427.65
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	B	28,412	-151,720.08
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	S	-29,471	159,131.25
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	B	50,192	-270,304.39
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	S	68,309	365,910.82
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	S	-83,745	452,860.45
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	S	-174,509	943,040.73
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	B	204,026	-1,097,333.44
DEUTSCHE SECURITIES	FGL	ORD	09-Nov-09	B	264,049	-1,421,223.96
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	S	-1	5.44
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	B	77	-416.57
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	B	297	-1,606.77
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	S	-729	3,966.13
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	B	1,676	-9,293.76
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	S	-2,389	13,330.62
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	B	2,686	-15,041.60
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	S	-6,264	35,057.10
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	S	-6,500	35,885.00
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	B	7,200	-39,707.00
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	S	-8,096	44,447.04
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	S	-8,961	50,002.38
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	B	9,534	-52,240.93
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	S	-11,585	63,660.73
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	S	-15,072	84,101.76
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	B	17,500	-97,160.00
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	B	19,470	107,664.20
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	S	-22,304	120,664.64
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	B	24,052	-137,602.92
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	S	-24,660	136,097.92
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	S	-59,308	328,810.85
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	S	-116,712	651,783.28
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	S	-139,107	775,616.99
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	B	200,859	-1,122,237.46
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	S	-299,913	1,632,846.34
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	B	352,049	-1,954,787.28
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-09	S	-419,322	2,339,000.72
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	B	7	-39.06
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	B	189	-1,060.29
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	B	229	-1,277.82
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	S	-236	1,316.88

NB: Note 1: Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans,Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	S	-246	1,304.67
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	B	1,500	-8,475.00
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	S	-6,132	34,400.52
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	S	-11,500	63,845.00
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	B	13,000	-73,350.00
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	B	14,675	-81,886.50
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	S	-14,703	82,770.20
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	B	14,869	-82,702.52
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	B	17,954	-100,183.32
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	S	-26,177	148,161.82
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	S	-29,749	168,179.34
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	B	42,067	-234,684.77
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	S	-43,000	239,837.62
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	B	43,524	-242,861.97
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	B	55,410	-312,521.65
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	S	-116,870	655,443.01
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	S	-176,221	983,313.18
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	S	-255,414	1,435,128.83
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	S	-271,501	1,523,758.40
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	B	440,082	-2,469,432.13
DEUTSCHE SECURITIES	FGL	ORD	11-Nov-09	S	-650,098	3,829,562.14
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	B	7	-39.06
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	B	7	-39.06
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	B	10	-55.00
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	S	-12	66.48
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	B	29	-161.82
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	S	-55	306.90
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	B	202	-1,127.16
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	S	-255	1,422.90
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	B	302	-1,714.80
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	S	-3,887	21,940.95
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	B	7,500	-42,375.00
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	S	-8,993	49,821.22
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	B	9,025	-49,998.50
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	S	-9,700	55,156.00
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	B	10,000	-56,000.00
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	B	11,000	-62,055.00
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	B	12,925	-72,012.10
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	S	-13,424	76,384.56
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	B	14,531	-80,501.74
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-00	S	14,796	83,449.44
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	B	28,320	-157,020.24
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	S	-33,786	192,160.40
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	B	39,017	-219,615.61
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	S	-40,433	230,909.30
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	B	80,000	-443,200.00
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	S	-111,773	627,281.25
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	S	-181,587	1,015,731.58
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	B	334,722	-1,889,907.36
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	B	385,489	-2,165,329.12
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	S	-753	4,246.92
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	B	753	-4,171.62
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	S	-250,000	1,392,500.00
DEUTSCHE SECURITIES	FGL	ORD	12-Nov-09	B	250,000	-1,391,868.33
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	S	-1	5.54
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	S	-2	11.08
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	S	-4	22.16
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	S	-6	33.24
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	S	-6	33.24
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	S	-6	33.24
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	S	-8	44.32
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	B	1,393	-7,703.62
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	S	-1,738	9,820.49
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	B	3,133	-17,356.82
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	S	-5,000	28,050.00
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	S	-6,924	38,795.17
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	B	7,000	-39,090.00
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	B	7,148	-40,233.95
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	S	-9,000	50,670.00
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	S	-11,146	61,649.08
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	S	-17,954	99,999.94
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	B	18,046	-101,238.06
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	S	-30,000	168,300.00
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	B	30,050	-168,715.25
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	S	-34,000	188,412.29
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	S	-70,487	394,586.23
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	B	73,868	-414,805.15
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	S	-77,797	438,804.93

NB. Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans,Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	13-Nov-09	B	218,420	-1,223,479.63
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	B	42	-235.62
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	B	59	-330.99
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	S	-158	892.65
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	B	280	-1,582.00
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	B	282	-1,587.66
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	S	427	2,395.47
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	B	435	-2,440.75
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	S	-600	3,306.00
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	B	1,393	-7,814.73
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	S	-1,795	10,069.95
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	B	2,700	-15,273.00
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	S	-3,000	16,980.00
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	B	9,451	-53,367.91
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	B	9,481	-53,376.59
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	B	17,763	-100,450.24
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	S	-22,856	129,291.35
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	B	23,414	-132,279.94
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	B	24,232	-136,987.58
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	S	-35,000	197,750.00
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	B	41,983	-237,040.28
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	S	-51,778	292,400.72
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	B	87,223	-492,723.26
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	S	-151,378	855,961.46
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	B	301,194	-1,702,800.28
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	S	-1,500	8,487.72
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	B	1,500	-8,490.00
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	S	-5,411	30,625.42
DEUTSCHE SECURITIES	FGL	ORD	16-Nov-09	B	5,411	-30,597.35
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	S	-3	16.95
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	S	-3	16.95
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	S	-4	22.60
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	B	5	-28.25
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	B	12	-67.80
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	S	-200	1,108.00
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	S	-760	4,256.00
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	S	-1,327	7,376.03
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	S	-1,615	8,947.10
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	B	3,000	-16,710.00
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	B	4,485	-24,939.74
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	B	4,791	-26,589.92
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	S	-5,000	27,750.00
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	B	8,000	-44,440.00
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	B	8,788	-48,908.40
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	S	-8,834	48,940.36
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	B	9,025	-49,998.50
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	B	10,000	-55,900.00
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	B	11,580	-64,697.92
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	B	21,708	-121,176.12
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	S	-24,169	135,978.17
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	S	-27,900	154,510.00
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	B	56,945	-316,078.50
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	B	130,409	-725,110.02
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	S	-175,589	977,461.64
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	B	177,735	-991,476.92
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	S	-210,645	1,173,271.59
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	B	316,953	-1,762,895.53
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	S	-34,285	189,938.90
DEUTSCHE SECURITIES	FGL	ORD	17-Nov-09	B	34,285	-189,938.90
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	B	35	-194.25
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	B	1,000	-5,600.00
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	B	1,040	-5,873.92
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	S	-2,240	12,499.20
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	S	-2,600	14,820.00
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	S	-2,843	16,018.49
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	S	-3,221	18,327.49
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	B	4,135	-23,280.05
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	B	4,367	-24,457.22
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	S	-6,300	35,587.00
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	S	-6,821	38,742.02
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	B	8,353	-46,359.15
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	B	9,413	-53,089.32
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	S	-10,000	56,450.00
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	B	17,321	-98,729.70
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	S	-26,569	151,443.30
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	S	-28,721	162,366.27
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	S	-39,176	221,189.25
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	B	50,238	-283,994.71

NB Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	B	52,215	-295,666.34
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	S	-78,400	443,332.01
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	S	-99,000	562,100.00
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	S	-127,559	721,397.17
DEUTSCHE SECURITIES	FGL	ORD	10-Nov-08	B	204,281	-1,168,058.85
DEUTSCHE SECURITIES	FGL	ORD	18-Nov-09	B	337,750	-1,893,899.35
DEUTSCHE SECURITIES	FGL	ORD	19-Nov-09	S	-4	22.20
DEUTSCHE SECURITIES	FGL	ORD	19-Nov-09	B	2,339	-13,075.01
DEUTSCHE SECURITIES	FGL	ORD	19-Nov-09	B	2,600	-14,677.00
DEUTSCHE SECURITIES	FGL	ORD	19-Nov-09	S	-2,960	16,546.40
DEUTSCHE SECURITIES	FGL	ORD	19-Nov-09	S	-5,225	29,161.04
DEUTSCHE SECURITIES	FGL	ORD	19-Nov-09	S	-6,000	33,700.00
DEUTSCHE SECURITIES	FGL	ORD	19-Nov-09	S	-6,403	35,703.13
DEUTSCHE SECURITIES	FGL	ORD	19-Nov-09	S	-8,215	45,757.55
DEUTSCHE SECURITIES	FGL	ORD	19-Nov-09	B	9,767	-54,666.85
DEUTSCHE SECURITIES	FGL	ORD	19-Nov-09	B	18,606	-104,878.47
DEUTSCHE SECURITIES	FGL	ORD	19-Nov-09	S	-33,939	189,040.23
DEUTSCHE SECURITIES	FGL	ORD	19-Nov-09	B	40,270	-226,295.10
DEUTSCHE SECURITIES	FGL	ORD	19-Nov-09	B	40,352	-224,760.64
DEUTSCHE SECURITIES	FGL	ORD	19-Nov-09	B	69,598	-393,304.46
DEUTSCHE SECURITIES	FGL	ORD	19-Nov-09	B	83,000	-463,809.98
DEUTSCHE SECURITIES	FGL	ORD	19-Nov-09	B	85,546	-476,831.97
DEUTSCHE SECURITIES	FGL	ORD	19-Nov-09	B	98,751	-550,711.88
DEUTSCHE SECURITIES	FGL	ORD	10 Nov 00	S	-102,898	575,343.88
DEUTSCHE SECURITIES	FGL	ORD	19-Nov-09	B	123,902	-702,202.19
DEUTSCHE SECURITIES	FGL	ORD	19-Nov-09	S	-239,415	1,336,586.62
DEUTSCHE SECURITIES	FGL	ORD	19-Nov-09	S	-272,061	1,517,965.07
DEUTSCHE SECURITIES	FGL	ORD	19-Nov-09	B	1	-5.70
DEUTSCHE SECURITIES	FGL	ORD	19-Nov-09	S	-1	5.70
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	B	1	-5.57
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	B	3	-16.71
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	B	5	-27.85
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	B	13	-72.41
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	S	-21	116.97
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	B	23	-128.07
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	B	35	-194.95
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	S	-57	317.49
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	S	-600	3,310.00
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	S	-900	5,004.00
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	B	2,000	-11,020.00
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	R	2,960	-16,368.80
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	B	3,200	-17,632.00
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	S	-3,500	19,330.00
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	S	-4,913	27,179.21
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	S	6,000	27,600.00
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	S	-5,167	28,563.51
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	B	6,128	-33,908.79
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	S	-7,173	39,613.77
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	S	-9,588	52,986.03
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	S	-9,588	53,002.41
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	B	9,698	-53,571.96
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	B	10,833	-59,814.41
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	B	15,321	-84,494.89
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	S	-15,325	84,440.75
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	B	25,000	-138,000.00
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	B	32,458	-179,389.26
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	S	-36,047	198,979.44
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	S	-45,911	253,579.43
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	B	48,423	-267,294.96
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	B	69,381	-382,983.12
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	B	192,144	-1,061,397.11
DEUTSCHE SECURITIES	FGL	ORD	20-Nov-09	S	-214,977	1,187,554.45
DEUTSCHE SECURITIES	FGL	ORD	23-Nov-09	S	-1	5.52
DEUTSCHE SECURITIES	FGL	ORD	23-Nov-09	B	146	-808.84
DEUTSCHE SECURITIES	FGL	ORD	23-Nov-09	B	322	-1,779.13
DEUTSCHE SECURITIES	FGL	ORD	23-Nov-09	S	-2,322	13,023.88
DEUTSCHE SECURITIES	FGL	ORD	23-Nov-09	B	4,000	-22,040.00
DEUTSCHE SECURITIES	FGL	ORD	23-Nov-09	D	4,905	-27,222.75
DEUTSCHE SECURITIES	FGL	ORD	23-Nov-09	S	-7,000	39,180.00
DEUTSCHE SECURITIES	FGL	ORD	23-Nov-09	B	9,588	-52,925.76
DEUTSCHE SECURITIES	FGL	ORD	23-Nov-09	S	-9,589	52,931.28
DEUTSCHE SECURITIES	FGL	ORD	23-Nov-09	B	13,239	-74,270.79
DEUTSCHE SECURITIES	FGL	ORD	23-Nov-09	S	-13,316	74,345.13
DEUTSCHE SECURITIES	FGL	ORD	23-Nov-09	B	14,352	-80,481.44
DEUTSCHE SECURITIES	FGL	ORD	23-Nov-09	B	22,722	-127,470.42
DEUTSCHE SECURITIES	FGL	ORD	23-Nov-09	S	-23,649	131,632.33
DEUTSCHE SECURITIES	FGL	ORD	23-Nov-09	S	-30,470	170,936.70
DEUTSCHE SECURITIES	FGL	ORD	23-Nov-09	S	-35,547	198,868.03

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	23-Nov-09	S	-39,890	223,769.80
DEUTSCHE SECURITIES	FGL	ORD	23-Nov-09	S	-44,583	249,998.43
DEUTSCHE SECURITIES	FGL	ORD	23-Nov-09	S	-44,662	250,446.63
DEUTSCHE SECURITIES	FGL	ORD	23-Nov-09	B	61,403	-343,762.60
DEUTSCHE SECURITIES	FGL	ORD	23-Nov-09	S	-70,000	392,300.00
DEUTSCHE SECURITIES	FGL	ORD	23-Nov-09	B	218,308	-1,220,188.90
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	B	1	-5.61
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	B	4	-22.44
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	B	4	-22.44
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	B	4	-22.44
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	B	12	-67.32
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	B	16	-89.76
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	S	-26	145.86
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	B	875	-4,937.09
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	S	-1,302	7,326.27
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	S	-1,881	10,579.58
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	B	3,423	-19,442.64
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	S	-5,798	32,671.73
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	S	-7,000	39,570.00
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	S	7,651	42,998.62
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	S	-9,339	52,485.18
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	B	15,441	-87,306.02
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	S	-16,858	94,956.64
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	B	48,087	-273,020.94
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	S	-49,264	276,863.68
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	B	66,212	-374,402.38
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	S	-85,411	480,827.12
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	B	101,006	-569,219.31
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	S	-108,447	611,125.07
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	S	-112,169	631,287.13
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	S	-6,000	33,720.00
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	B	6,000	-33,739.80
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	S	-25,489	143,503.07
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	B	25,489	-143,503.07
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	S	-100,000	566,447.04
DEUTSCHE SECURITIES	FGL	ORD	24-Nov-09	B	100,000	-566,000.00
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	B	1	-5.62
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	B	1	-5.62
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	B	2	-11.24
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	B	6	-33.72
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	S	-11	61.82
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	B	22	-123.64
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	B	42	-233.52
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	B	1,030	-5,750.13
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	S	-1,326	7,407.30
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	S	-4,124	23,011.92
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	B	6,000	-33,570.00
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	S	-6,068	33,922.28
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	S	-7,000	39,450.00
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	B	9,705	-53,959.80
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	B	14,636	-82,204.45
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	S	-16,024	89,413.92
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	S	-16,481	91,963.98
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	B	18,584	-103,607.66
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	B	20,761	-115,995.48
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	B	26,542	-148,104.36
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	B	27,707	-154,605.06
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	S	-29,759	166,471.90
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	S	-58,811	328,634.34
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	S	-90,956	507,568.99
DEUTSCHE SECURITIES	FGL	ORD	25-Nov-09	B	123,163	-688,641.28
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	S	500,286	2,805,804.00
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	B	1	-5.58
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	S	-77	428.90
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	S	-813	4,539.55
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	S	-813	4,479.14
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	S	-814	4,483.21
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	S	-970	5,340.82
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	S	-1,671	9,223.92
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	B	2,000	-11,020.00
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	B	2,297	-12,656.47
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	B	2,500	-13,700.00
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	B	2,899	-16,118.44
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	B	3,300	-18,414.00
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	S	-4,500	24,750.00
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	B	5,000	-27,400.00
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	B	9,531	-52,515.61
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	B	10,480	-57,697.64

SEC Note 3 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	B	16,481	-90,810.31
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	S	-17,382	96,560.34
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	S	-27,988	154,213.88
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	B	29,745	-165,510.10
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	S	-30,007	165,338.57
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	S	-57,768	318,138.70
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	B	63,675	-353,343.16
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	B	77,034	-423,720.55
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	B	98,273	-540,650.08
DEUTSCHE SECURITIES	FGL	ORD	26-Nov-09	S	-117,513	648,272.22
DEUTSCHE SECURITIES	FGL	ORD	27-Nov-09	B	2,300	-12,581.00
DEUTSCHE SECURITIES	FGL	ORD	27-Nov-09	S	-5,658	31,119.00
DEUTSCHE SECURITIES	FGL	ORD	27-Nov-09	S	-7,802	42,762.76
DEUTSCHE SECURITIES	FGL	ORD	27-Nov-09	B	8,000	-43,600.00
DEUTSCHE SECURITIES	FGL	ORD	27-Nov-09	S	-9,531	52,134.57
DEUTSCHE SECURITIES	FGL	ORD	27-Nov-09	S	-9,612	52,598.60
DEUTSCHE SECURITIES	FGL	ORD	27-Nov-09	B	21,252	-116,491.44
DEUTSCHE SECURITIES	FGL	ORD	27-Nov-09	S	-25,000	137,500.00
DEUTSCHE SECURITIES	FGL	ORD	27-Nov-09	S	-27,122	148,357.34
DEUTSCHE SECURITIES	FGL	ORD	27-Nov-09	B	27,988	-153,094.36
DEUTSCHE SECURITIES	FGL	ORD	27-Nov-09	S	-32,365	177,036.55
DEUTSCHE SECURITIES	FGL	ORD	27-Nov-09	B	33,000	-180,510.00
DEUTSCHE SECURITIES	FGL	ORD	27-Nov-09	S	-42,183	231,580.16
DEUTSCHE SECURITIES	FGL	ORD	27-Nov-09	B	65,826	-362,544.56
DEUTSCHE SECURITIES	FGL	ORD	27-Nov-09	B	76,171	-416,678.06
DEUTSCHE SECURITIES	FGL	ORD	27-Nov-09	B	95,482	-524,434.89
DEUTSCHE SECURITIES	FGL	ORD	27-Nov-09	B	96,719	-531,309.98
DEUTSCHE SECURITIES	FGL	ORD	27-Nov-09	S	-105,955	580,727.37
DEUTSCHE SECURITIES	FGL	ORD	27-Nov-09	B	177,313	-973,184.78
DEUTSCHE SECURITIES	FGL	ORD	27-Nov-09	S	349,433	1,916,080.91
DEUTSCHE SECURITIES	FGL	ORD	27-Nov-09	S	-2,000	11,060.00
DEUTSCHE SECURITIES	FGL	ORD	27-Nov-09	B	2,000	-10,960.00
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	S	-6	32.82
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	S	-23	125.81
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	S	-27	147.69
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	S	-29	158.63
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	S	-81	443.07
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	S	-153	844.26
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	B	270	-1,476.90
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	B	3,068	-16,874.00
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	B	3,963	-22,168.23
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	B	6,913	-38,728.10
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	S	-10,000	55,480.00
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	S	-12,722	71,497.64
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	B	15,000	-83,550.00
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	S	-15,793	87,760.12
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	S	-17,836	99,350.32
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	B	18,720	-104,613.60
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	S	-23,243	130,611.71
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	B	27,122	-152,425.64
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	B	41,279	-231,087.98
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	S	-44,405	249,556.10
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	S	-60,199	335,470.27
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	B	63,221	-353,454.07
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	B	68,029	-379,918.03
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	B	89,156	-494,926.75
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	S	-134,885	751,924.94
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	B	146,901	-818,179.81
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	B	166,079	-925,908.13
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	S	-2,000	11,060.00
DEUTSCHE SECURITIES	FGL	ORD	30-Nov-09	B	2,000	-11,200.00
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	S	-69	383.64
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	B	147	-824.67
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	B	1,324	-7,361.44
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	B	2,420	-13,406.80
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	B	3,000	-16,480.00
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	S	-3,744	20,612.80
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	S	-3,984	22,350.24
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	S	-4,358	24,143.32
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	B	5,000	-27,550.00
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	S	-10,000	55,283.00
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	B	18,565	-103,775.14
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	B	20,828	-114,849.76
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	S	-21,079	116,777.66
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	B	27,500	-152,150.00
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	B	28,000	-154,370.50
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	S	-38,098	211,040.06
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	B	41,119	-226,696.04
DEUTSCHE SECURITIES						

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	B	53,615	-295,885.71
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	S	-57,502	318,142.88
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	B	70,925	-392,924.60
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	B	74,985	-414,317.65
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	B	98,369	-542,420.20
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	S	-108,669	601,819.79
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	B	113,676	-637,131.09
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	S	-356,240	1,966,445.82
DEUTSCHE SECURITIES	FGL	ORD	01-Dec-09	B	356,240	-1,974,320.00
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	S	-4	22.16
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	S	-4	22.16
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	S	-12	66.48
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	S	-14	77.56
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	S	-14	77.56
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	S	-41	227.14
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	B	85	-470.90
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	S	-200	1,108.00
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	S	-301	1,667.54
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	S	-349	1,933.46
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	B	760	-4,202.80
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	B	1,435	-7,979.81
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	B	1,449	-8,027.46
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	S	-1,534	8,498.36
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	B	3,244	17,002.34
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	S	-5,000	27,700.00
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	B	5,836	-32,506.52
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	B	7,238	-39,881.38
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	B	8,413	-46,571.73
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	S	-9,313	51,500.89
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	B	12,165	-67,272.45
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	S	-18,949	105,066.09
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	S	-20,471	113,715.09
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	S	-30,000	165,900.00
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	S	-30,841	170,550.73
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	B	32,500	-179,350.02
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	B	33,168	-182,904.10
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	B	33,335	-183,959.27
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	S	-53,421	295,946.29
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	B	232,873	-1,288,792.60
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	B	261,143	-1,446,418.85
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	S	-326,256	1,806,675.23
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	S	-4,000	22,277.62
DEUTSCHE SECURITIES	FGL	ORD	02-Dec-09	B	4,000	-22,120.00
DEUTSCHE SECURITIES	FGL	ORD	03-Dec-09	S	-300	1,671.00
DEUTSCHE SECURITIES	FGL	ORD	03-Dec-09	S	-1,222	6,818.76
DEUTSCHE SECURITIES	FGL	ORD	03-Dec-09	B	1,893	-10,544.01
DEUTSCHE SECURITIES	FGL	ORD	03-Dec-09	S	-3,000	16,730.00
DEUTSCHE SECURITIES	FGL	ORD	03-Dec-09	S	-3,065	17,095.63
DEUTSCHE SECURITIES	FGL	ORD	03-Dec-09	S	-5,000	27,900.00
DEUTSCHE SECURITIES	FGL	ORD	03-Dec-09	S	-5,573	31,077.15
DEUTSCHE SECURITIES	FGL	ORD	03-Dec-09	S	-9,400	52,505.49
DEUTSCHE SECURITIES	FGL	ORD	03-Dec-09	B	12,420	-69,179.40
DEUTSCHE SECURITIES	FGL	ORD	03-Dec-09	S	-14,410	80,263.70
DEUTSCHE SECURITIES	FGL	ORD	03-Dec-09	B	15,138	-83,864.52
DEUTSCHE SECURITIES	FGL	ORD	03-Dec-09	B	19,576	-109,101.96
DEUTSCHE SECURITIES	FGL	ORD	03-Dec-09	S	-25,000	139,250.00
DEUTSCHE SECURITIES	FGL	ORD	03-Dec-09	S	-37,926	211,247.82
DEUTSCHE SECURITIES	FGL	ORD	03-Dec-09	S	-45,000	251,100.00
DEUTSCHE SECURITIES	FGL	ORD	03-Dec-09	S	-49,641	276,500.37
DEUTSCHE SECURITIES	FGL	ORD	03-Dec-09	B	50,413	-280,800.41
DEUTSCHE SECURITIES	FGL	ORD	03-Dec-09	B	82,093	-457,502.44
DEUTSCHE SECURITIES	FGL	ORD	03-Dec-09	B	100,099	-557,261.14
DEUTSCHE SECURITIES	FGL	ORD	03-Dec-09	S	-143,290	798,168.16
DEUTSCHE SECURITIES	FGL	ORD	03-Dec-09	B	273,335	-1,522,305.45
DEUTSCHE SECURITIES	FGL	ORD	03-Dec-09	S	-87,127	485,297.39
DEUTSCHE SECURITIES	FGL	ORD	03-Dec-09	B	87,127	-485,297.39
DEUTSCHE SECURITIES	FGL	ORD	04-Dec-09	B	62	-345.34
DEUTSCHE SECURITIES	FGL	ORD	04-Dec-09	B	5,200	-29,058.00
DEUTSCHE SECURITIES	FGL	ORD	04-Dec-09	B	6,468	-35,925.21
DEUTSCHE SECURITIES	FGL	ORD	04-Dec-09	S	-8,190	45,620.14
DEUTSCHE SECURITIES	FGL	ORD	04-Dec-09	S	-8,840	49,022.06
DEUTSCHE SECURITIES	FGL	ORD	04-Dec-09	B	11,915	-66,475.19
DEUTSCHE SECURITIES	FGL	ORD	04-Dec-09	S	-12,280	68,399.60
DEUTSCHE SECURITIES	FGL	ORD	04-Dec-09	S	-12,688	70,801.82
DEUTSCHE SECURITIES	FGL	ORD	04-Dec-09	B	29,927	-166,277.40
DEUTSCHE SECURITIES	FGL	ORD	04-Dec-09	S	-30,498	169,632.93
DEUTSCHE SECURITIES	FGL	ORD	04-Dec-09	B	32,434	-180,657.38
DEUTSCHE SECURITIES	FGL	ORD	04-Dec-09	S	-33,214	185,001.98

NB: Note 1 Some trades details not available at time of filing

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	04-Dec-09	S	50,115	279,140.55
DEUTSCHE SECURITIES	FGL	ORD	04-Dec-09	B	92,703	-516.149.08
DEUTSCHE SECURITIES	FGL	ORD	04-Dec-09	S	-137,424	762,231.69
DEUTSCHE SECURITIES	FGL	ORD	04-Dec-09	S	-229,174	1,274,963.71
DEUTSCHE SECURITIES	FGL	ORD	07-Dec-09	S	-291	1,620.69
DEUTSCHE SECURITIES	FGL	ORD	07-Dec-09	S	-400	2,232.00
DEUTSCHE SECURITIES	FGL	ORD	07-Dec-09	S	-1,729	9,665.11
DEUTSCHE SECURITIES	FGL	ORD	07-Dec-09	B	2,020	-11,291.80
DEUTSCHE SECURITIES	FGL	ORD	07-Dec-09	S	-7,990	44,108.00
DEUTSCHE SECURITIES	FGL	ORD	07-Dec-09	S	-8,059	44,646.86
DEUTSCHE SECURITIES	FGL	ORD	07-Dec-09	S	-11,659	64,169.81
DEUTSCHE SECURITIES	FGL	ORD	07-Dec-09	B	12,608	-70,151.28
DEUTSCHE SECURITIES	FGL	ORD	07-Dec-09	S	-13,559	75.116.86
DEUTSCHE SECURITIES	FGL	ORD	07-Dec-09	B	15,000	-82,650.00
DEUTSCHE SECURITIES	FGL	ORD	07-Dec-09	B	20.784	-115.018.01
DEUTSCHE SECURITIES	FGL	ORD	07-Dec-09	B	23.054	-127,403.77
DEUTSCHE SECURITIES	FGL	ORD	07-Dec-09	B	30,543	-169,208.22
DEUTSCHE SECURITIES	FGL	ORD	07-Dec-09	B	33,214	-184,005.56
DEUTSCHE SECURITIES	FGL	ORD	07-Dec-09	S	-52,383	289,827.67
DEUTSCHE SECURITIES	FGL	ORD	07-Dec-09	S	-76,700	423.000.50
DEUTSCHE SECURITIES	FGL	ORD	07-Dec-09	S	-86.121	477.110.34
DEUTSCHE SECURITIES	FGL	ORD	07-Dec-09	B	92,207	-513,106.71
DEUTSCHE SECURITIES	FGL	ORD	07-Dec-09	S	-125,542	693,768.04
DEUTSCHE SECURITIES	FGL	ORD	07-Dec-09	S	-1,255	6,933.87
DEUTSCHE SECURITIES	FGL	ORD	07-Dec-09	B	1,255	-6,952.70
DEUTSCHE SECURITIES	FGL	ORD	07-Dec-09	S	-650,000	3,690,666.03
DEUTSCHE SECURITIES	FGL	ORD	07-Dec-09	B	650,000	-3,592,500.00
DEUTSCHE SECURITIES	FGL	ORD	08-Dec-09	S	-500	2,760.00
DEUTSCHE SECURITIES	FGL	ORD	08-Dec-09	S	-681	3,759.12
DEUTSCHE SECURITIES	FGL	ORD	08-Dec-09	S	-1,319	7,294.07
DEUTSCHE SECURITIES	FGL	ORD	08-Dec-09	B	1.711	-9,454.30
DEUTSCHE SECURITIES	FGL	ORD	08-Dec-09	B	2,370	-13,058.70
DEUTSCHE SECURITIES	FGL	ORD	08-Dec-09	S	-2,987	16,428.50
DEUTSCHE SECURITIES	FGL	ORD	08-Dec-09	B	5,657	-31,163.28
DEUTSCHE SECURITIES	FGL	ORD	08-Dec-09	B	11,372	-62,546.00
DEUTSCHE SECURITIES	FGL	ORD	08-Dec-09	S	-11,743	65,291.08
DEUTSCHE SECURITIES	FGL	ORD	08-Dec-09	B	13.559	-74,574.50
DEUTSCHE SECURITIES	FGL	ORD	08-Dec-09	S	-31,162	171,391.00
DEUTSCHE SECURITIES	FGL	ORD	08-Dec-09	B	53,514	-294,327.00
DEUTSCHE SECURITIES	FGL	ORD	08-Dec-09	S	-54,356	299,928.72
DEUTSCHE SECURITIES	FGL	ORD	08 Doc 00	B	64,467	-356,167.26
DEUTSCHE SECURITIES	FGL	ORD	08-Dec-09	B	71,507	-397,568.92
DEUTSCHE SECURITIES	FGL	ORD	08-Dec-09	B	81,730	452,006.66
DEUTSCHE SECURITIES	FGL	ORD	08-Dec-09	S	-149,568	827,021.30
DEUTSCHE SECURITIES	FGL	ORD	08-Dec-09	B	1,000,000	-5,533,500.00
DEUTSCHE SECURITIES	FGL	ORD	08-Dec-09	S	-1,000,000	5.519,933.60
DEUTSCHE SECURITIES	FGL	ORD	09-Dec-09	S	-500	2,720.00
DEUTSCHE SECURITIES	FGL	ORD	09-Dec-09	B	611	-3,342.18
DEUTSCHE SECURITIES	FGL	ORD	09-Dec-09	S	-2,043	11,093.49
DEUTSCHE SECURITIES	FGL	ORD	09-Dec-09	B	4,004	-21,875.45
DEUTSCHE SECURITIES	FGL	ORD	09-Dec-09	B	5,000	-27,600.00
DEUTSCHE SECURITIES	FGL	ORD	09-Dec-09	S	-11,427	62,428.99
DEUTSCHE SECURITIES	FGL	ORD	09-Dec-09	S	-11,830	64,292.54
DEUTSCHE SECURITIES	FGL	ORD	09-Dec-09	B	19,202	-104,458.88
DEUTSCHE SECURITIES	FGL	ORD	09-Dec-09	B	19,203	-105,050.01
DEUTSCHE SECURITIES	FGL	ORD	09-Dec-09	S	-19,730	107,953.00
DEUTSCHE SECURITIES	FGL	ORD	09-Dec-09	B	21,000	-114,269.40
DEUTSCHE SECURITIES	FGL	ORD	09-Dec-09	B	27,546	-150,676.62
DEUTSCHE SECURITIES	FGL	ORD	09-Dec-09	S	-46,459	253,201.55
DEUTSCHE SECURITIES	FGL	ORD	09-Dec-09	B	50,318	-274,233.10
DEUTSCHE SECURITIES	FGL	ORD	09-Dec-09	B	81,574	-446,193.47
DEUTSCHE SECURITIES	FGL	ORD	09-Dec-09	S	-179,142	977,488.32
DEUTSCHE SECURITIES	FGL	ORD	09-Dec-09	B	232,551	-1,269,376.96
DEUTSCHE SECURITIES	FGL	ORD	09-Dec-09	S	-531,000	2,904,251.40
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	B	82	-447.72
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	B	1,004	-5,481.84
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	S	-2,000	10,940.00
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	B	2.477	-13.498.66
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	B	4.000	-21,760.00
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	S	-4,231	23,122.30
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	B	5,000	-27,150.00
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	S	-5,500	30,000.00
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	S	-7,000	38,280.00
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	B	9,872	-53,604.96
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	S	-12,502	68,260.92
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	B	12,668	-68,787.24
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	S	-13,117	71,881.16
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	S	-14,244	77,676.00

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans,Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	S	-15,517	84,725.92
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	S	-19,156	104,591.76
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	S	-24,905	135,981.30
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	B	25,000	-135,750.00
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	B	32,149	-175,187.36
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	B	49,188	-268,566.48
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	B	80,153	-436,360.21
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	B	90,800	-494,950.80
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	S	-210,308	1,145,842.11
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	B	556,492	-3,033,159.65
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	B	305	-1,668.35
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	S	-305	1,668.35
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	B	3	-16.38
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	B	3	-16.38
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	B	15	-81.90
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	S	-23	125.58
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	S	-105	573.12
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	B	285	-1,537.76
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	S	-800	4,304.00
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	S	-1,372	7,404.96
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	B	2,000	-10,780.00
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	B	2,031	-10,922.51
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	B	3,000	-16,200.00
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	S	-6,329	34,113.31
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	B	8,736	-47,045.44
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	B	9,818	-53,169.74
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	B	17,000	-92,650.00
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	B	17,707	-95,919.17
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	B	18,700	-100,823.20
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	B	20,277	-109,298.21
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	S	-26,323	141,663.04
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	B	28,578	-154,035.42
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	B	33,869	-182,642.12
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	S	-55,271	297,910.69
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	S	-57,526	310,603.76
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	B	68,000	366,921.20
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	B	72,000	-388,080.00
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	B	112,775	-608,804.56
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	B	219,994	-1,188,349.19
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	B	250,000	-1,349,525.00
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	B	5,000	-26,850.00
DEUTSCHE SECURITIES	FGL	ORD	11-Dec-09	S	-5,000	27,100.00
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	B	1	-5.39
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	B	12	-64.68
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	B	41	-220.99
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	B	47	-253.33
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	B	70	-377.30
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	B	140	-754.60
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	B	182	-980.98
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	S	-559	3,013.01
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	S	-3,000	16,300.00
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	B	3,135	-17,127.55
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	S	-3,545	19,297.92
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	B	4,000	-21,640.00
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	S	-5,746	31,028.40
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	S	-6,479	35,372.08
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	B	9,192	-50,192.92
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	S	-10,000	54,600.00
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	S	-12,004	65,279.24
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	B	14,000	-75,700.00
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	S	-15,200	82,840.00
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	S	-18,732	102,615.77
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	S	-27,019	148,064.12
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	S	-50,000	274,000.00
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	B	52,775	-289,207.00
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	B	53,978	-293,286.57
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	B	54,974	-299,136.00
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	B	64,000	-348,480.00
DEUTSCHE SECURITIES	FGL	ORD	14-Dec-09	B	83,591	-456,716.15
DEUTSCHE SECURITIES	FGL	ORD	15-Dec-09	B	3,000	-16,440.00
DEUTSCHE SECURITIES	FGL	ORD	15-Dec-09	S	-5,224	28,655.82
DEUTSCHE SECURITIES	FGL	ORD	15-Dec-09	B	6,000	-32,820.00
DEUTSCHE SECURITIES	FGL	ORD	15-Dec-09	S	-6,554	36,221.40
DEUTSCHE SECURITIES	FGL	ORD	15-Dec-09	B	7,314	-40,080.72
DEUTSCHE SECURITIES	FGL	ORD	15-Dec-09	S	-11,646	64,402.38
DEUTSCHE SECURITIES	FGL	ORD	15-Dec-09	S	-16,219	88,002.83
DEUTSCHE SECURITIES	FGL	ORD	15-Dec-09	B	23,532	-128,865.84
DEUTSCHE SECURITIES	FGL	ORD	15-Dec-09	B	23,874	-130,901.18

NB. Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	15-Dec-09	S	-21,000	132,480.00
DEUTSCHE SECURITIES	FGL	ORD	15-Dec-09	S	-24,708	135,389.08
DEUTSCHE SECURITIES	FGL	ORD	15-Dec-09	S	25,547	140,038.27
DEUTSCHE SECURITIES	FGL	ORD	15-Dec-09	B	45,487	-248,813.89
DEUTSCHE SECURITIES	FGL	ORD	15-Dec-09	S	-51,188	281,110.38
DEUTSCHE SECURITIES	FGL	ORD	15-Dec-09	S	-57,791	316,116.77
DEUTSCHE SECURITIES	FGL	ORD	15-Dec-09	B	70,569	-387,307.35
DEUTSCHE SECURITIES	FGL	ORD	15-Dec-09	S	-103,907	570,813.10
DEUTSCHE SECURITIES	FGL	ORD	15-Dec-09	S	-200,314	1,098,220.33
DEUTSCHE SECURITIES	FGL	ORD	15-Dec-09	S	-182	1,006.46
DEUTSCHE SECURITIES	FGL	ORD	15-Dec-09	B	182	-995.54
DEUTSCHE SECURITIES	FGL	ORD	15-Dec-09	S	-2,000	11,060.00
DEUTSCHE SECURITIES	FGL	ORD	15-Dec-09	B	2,000	-10,960.00
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	S	-332	1,822.68
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	S	-1,875	10,293.75
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	S	-4,000	22,040.00
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	S	-5,224	28,702.74
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	B	7,167	-39,422.08
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	S	-7,190	39,473.10
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	S	-10,214	56,324.08
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	B	11,015	-60,756.54
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	B	15,263	83,793.87
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	B	20,000	-109,800.00
DEUTSCHE SECURITIES	FGL	ORD	10-Dec-09	S	-20,073	110,372.42
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	S	-22,141	121,554.09
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	B	25,680	-141,240.00
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	B	26,949	-147,950.01
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	S	-33,900	187,128.00
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	B	39,018	-213,928.82
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	S	-43,754	240,404.53
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	S	-50,000	275,000.00
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	B	51,163	-281,391.38
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	B	64,544	-355,016.31
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	B	165,050	-908,824.00
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	S	-168,270	924,492.21
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	S	-183	1,006.50
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	B	183	-1,004.67
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	S	-2,000	11,060.00
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	B	2,000	-10,960.00
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	S	-5,000	27,500.00
DEUTSCHE SECURITIES	FGL	ORD	16-Dec-09	B	5,000	-27,500.00
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	S	-1	5.49
DEUTSCHE SECURITIES	FGL	ORD	17-Doc-00	S	-18	98.82
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	B	60	-329.40
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	S	-61	334.89
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	S	-72	395.28
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	S	-104	570.96
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	S	-213	1,169.37
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	B	444	-2,437.56
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	B	469	-2,574.81
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	S	-1,858	10,327.99
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	B	1,875	-10,293.75
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	S	-2,379	13,060.71
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	S	-2,385	13,379.85
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	S	-3,000	16,740.00
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	B	3,500	-19,600.00
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	S	-3,789	21,100.51
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	S	-6,000	33,660.00
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	S	-6,540	36,362.40
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	B	6,559	-36,370.97
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	B	7,190	-39,904.50
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	S	-7,457	41,833.77
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	B	10,000	-55,300.00
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	S	10,977	60,947.60
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	S	-15,000	83,150.00
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	S	-15,850	88,918.50
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	S	-17,689	97,997.06
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	B	25,055	-139,546.90
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	S	-27,027	150,707.18
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	S	-50,103	278,632.90
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	B	50,600	-281,842.00
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	S	-59,826	336,623.86
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	B	70,707	-393,723.85
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	B	95,784	-531,601.20
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	S	-96,674	537,336.84
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	S	-125,587	695,674.48
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	S	-176,185	981,015.70
DEUTSCHE SECURITIES	FGL	ORD	17-Dec-09	B	505,897	-2,809,701.35
DEUTSCHE SECURITIES						

NB Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	B	1	-6.61
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	B	3	-16.83
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	B	4	22.44
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	B	5	-28.05
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	B	11	-61.71
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	S	-38	213.18
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	S	-85	468.35
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	B	116	-640.56
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	S	-867	4,887.37
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	B	1,082	-5,886.62
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	S	-3,631	19,861.21
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	B	3,789	-20,697.39
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	B	3,936	-21,285.42
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	B	5,300	-28,856.00
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	B	5,925	-32,350.50
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	S	-7,000	38,150.00
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	B	12,000	-66,120.00
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	B	12,329	-67,522.67
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	S	-12,867	69,393.17
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	B	14,771	-80,626.11
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	B	16,031	-86,888.02
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	S	-22,837	124,075.25
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	S	-24,000	131,469.50
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	S	-32,669	180,006.19
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	B	34,000	-184,260.01
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	S	-40,569	223,535.19
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	B	44,563	-245,542.13
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	B	45,272	-249,448.72
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	B	68,991	-380,140.41
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	B	73,126	-400,299.04
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	S	-78,300	427,628.29
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	S	-118,476	645,125.52
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	S	-218,092	1,190,913.18
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	S	-342,244	1,866,966.25
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	S	-504,484	2,754,584.00
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	B	20,000	-109,400.00
DEUTSCHE SECURITIES	FGL	ORD	18-Dec-09	S	-20,000	109,800.00
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	S	-4	22.04
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	S	-23	128.57
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	S	-52	286.52
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	B	181	-995.50
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	S	-185	1,019.35
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	S	216	1,184.65
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	S	-229	1,261.79
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	B	255	-1,405.05
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	S	-923	5,085.73
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	S	-1,015	5,469.16
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	B	1,337	-7,366.87
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	S	-1,592	8,771.92
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	S	-1,679	9,251.29
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	B	2,200	-12,056.00
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	S	-2,730	14,632.80
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	B	3,517	-19,359.73
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	S	-6,000	32,700.00
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	S	-8,710	46,774.44
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	B	12,667	-69,795.17
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	B	14,105	-75,759.37
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	B	15,630	-85,364.55
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	S	-20,000	107,200.00
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	B	24,095	-132,366.11
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	B	28,865	-155,355.04
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	S	-36,852	200,426.97
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	B	40,466	-218,428.27
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	B	42,657	-228,641.62
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	B	55,400	-298,539.52
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	B	72,631	-394,500.64
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	S	-100,150	540,944.48
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	S	-268,094	1,445,574.47
DEUTSCHE SECURITIES	FGL	ORD	21-Dec-09	S	-838,176	4,530,536.89
DEUTSCHE SECURITIES	FGL	ORD	22-Dec-09	S	-2,088	11,400.48
DEUTSCHE SECURITIES	FGL	ORD	22-Dec-09	B	2,900	-15,776.00
DEUTSCHE SECURITIES	FGL	ORD	22-Dec-09	S	-4,000	21,760.00
DEUTSCHE SECURITIES	FGL	ORD	22-Dec-09	S	-4,000	21,840.00
DEUTSCHE SECURITIES	FGL	ORD	22-Dec-09	S	-7,115	38,779.60
DEUTSCHE SECURITIES	FGL	ORD	22-Dec-09	S	-7,500	40,825.00
DEUTSCHE SECURITIES	FGL	ORD	22-Dec-09	B	8,749	-47,769.54
DEUTSCHE SECURITIES	FGL	ORD	22-Dec-09	B	9,457	-51,502.53
DEUTSCHE SECURITIES	FGL	ORD	22-Dec-09	S	-11,325	61,827.07

NB Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	22-Dec-09	B	14,288	77,792.44
DEUTSCHE SECURITIES	FGL	ORD	22-Dec-09	B	20,000	-108,800.00
DEUTSCHE SECURITIES	FGL	ORD	22-Dec-09	S	-22,310	121,499.44
DEUTSCHE SECURITIES	FGL	ORD	22-Dec-09	S	-25,260	137,919.60
DEUTSCHE SECURITIES	FGL	ORD	22-Dec-09	B	29,372	-160,162.88
DEUTSCHE SECURITIES	FGL	ORD	22-Dec-09	B	43,421	-236,801.03
DEUTSCHE SECURITIES	FGL	ORD	22-Dec-09	B	45,300	-246,803.46
DEUTSCHE SECURITIES	FGL	ORD	22-Dec-09	S	-53,691	292,105.89
DEUTSCHE SECURITIES	FGL	ORD	22-Dec-09	S	-115,742	629,767.05
DEUTSCHE SECURITIES	FGL	ORD	23-Dec-09	B	331	-1,800.81
DEUTSCHE SECURITIES	FGL	ORD	23-Dec-09	B	755	-4,114.75
DEUTSCHE SECURITIES	FGL	ORD	23-Dec-09	S	-2,000	10,940.00
DEUTSCHE SECURITIES	FGL	ORD	23-Dec-09	B	2,549	-13,994.01
DEUTSCHE SECURITIES	FGL	ORD	23-Dec-09	S	-5,000	27,450.00
DEUTSCHE SECURITIES	FGL	ORD	23-Dec-09	B	8,000	-43,760.00
DEUTSCHE SECURITIES	FGL	ORD	23-Dec-09	S	-8,749	48,032.01
DEUTSCHE SECURITIES	FGL	ORD	23-Dec-09	S	-9,448	51,844.37
DEUTSCHE SECURITIES	FGL	ORD	23-Dec-09	B	11,550	-63,409.50
DEUTSCHE SECURITIES	FGL	ORD	23-Dec-09	S	-17,414	95,491.41
DEUTSCHE SECURITIES	FGL	ORD	23-Dec-09	S	-19,132	104,948.20
DEUTSCHE SECURITIES	FGL	ORD	23-Dec-09	B	27,472	-150,535.60
DEUTSCHE SECURITIES	FGL	ORD	23-Dec-09	S	-32,821	178,657.83
DEUTSCHE SECURITIES	FGL	ORD	23-Dec-09	S	-42,596	233,833.16
DEUTSCHE SECURITIES	FGL	ORD	23-Dec-09	B	44,086	-245,141.03
DEUTSCHE SECURITIES	FGL	ORD	23-Dec-09	S	-46,966	257,142.75
DEUTSCHE SECURITIES	FGL	ORD	23-Dec-09	B	66,800	-367,086.04
DEUTSCHE SECURITIES	FGL	ORD	23-Dec-09	B	86,222	-473,108.74
DEUTSCHE SECURITIES	FGL	ORD	23-Dec-09	S	-157,744	866,724.40
DEUTSCHE SECURITIES	FGL	ORD	24-Dec-09	B	51	-279.99
DEUTSCHE SECURITIES	FGL	ORD	24-Dec-09	B	87	-477.63
DEUTSCHE SECURITIES	FGL	ORD	24-Dec-09	B	227	-1,246.23
DEUTSCHE SECURITIES	FGL	ORD	24-Dec-09	S	-370	2,031.30
DEUTSCHE SECURITIES	FGL	ORD	24-Dec-09	B	427	-2,344.23
DEUTSCHE SECURITIES	FGL	ORD	24-Dec-09	B	640	-3,475.20
DEUTSCHE SECURITIES	FGL	ORD	24-Dec-09	B	817	-4,485.33
DEUTSCHE SECURITIES	FGL	ORD	24-Dec-09	S	-1,182	6,489.18
DEUTSCHE SECURITIES	FGL	ORD	24-Dec-09	S	-2,797	15,243.65
DEUTSCHE SECURITIES	FGL	ORD	24-Dec-09	S	-3,118	16,926.37
DEUTSCHE SECURITIES	FGL	ORD	24-Dec-09	B	8,297	-44,835.83
DEUTSCHE SECURITIES	FGL	ORD	24-Dec-09	S	-9,130	49,882.08
DEUTSCHE SECURITIES	FGL	ORD	24-Dec-09	B	12,234	-66,508.92
DEUTSCHE SECURITIES	FGL	ORD	24-Dec-09	S	-13,555	74,416.95
DEUTSCHE SECURITIES	FGL	ORD	24-Dec-09	B	15,258	-83,412.03
DEUTSCHE SECURITIES	FGL	ORD	24-Dec-09	B	20,144	-110,597.83
DEUTSCHE SECURITIES	FGL	ORD	24-Dec-09	B	22,700	-123,034.00
DEUTSCHE SECURITIES	FGL	ORD	24-Dec-09	S	-23,199	126,577.18
DEUTSCHE SECURITIES	FGL	ORD	24-Dec-09	S	-26,416	144,228.82
DEUTSCHE SECURITIES	FGL	ORD	24-Dec-09	S	-29,661	161,762.20
DEUTSCHE SECURITIES	FGL	ORD	24-Dec-09	S	-30,647	166,829.60
DEUTSCHE SECURITIES	FGL	ORD	24-Dec-09	B	2,000	-10,860.00
DEUTSCHE SECURITIES	FGL	ORD	24-Dec-09	S	-2,000	10,960.00
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	S	-7	38.43
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	S	-7	38.43
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	S	-27	148.23
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	S	-32	175.68
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	S	-46	252.54
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	S	-47	258.03
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	S	-93	510.57
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	S	-120	658.80
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	B	197	-1,081.53
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	S	-3,183	17,851.86
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	S	-3,434	19,156.06
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	B	3,440	-19,148.76
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	S	-5,000	27,750.00
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	B	11,649	-65,117.91
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	B	12,583	-69,847.79
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	B	15,000	-83,850.00
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	S	-15,500	85,899.99
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	S	-16,859	94,260.59
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	B	19,804	-110,291.12
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	S	-26,357	144,863.34
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	S	-33,187	184,955.83
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	S	-64,206	355,688.63
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	S	-97,424	543,986.39
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	S	-99,931	543,085.01
DEUTSCHE SECURITIES	FGL	ORD	29-Dec-09	B	109,943	-605,005.33
DEUTSCHE SECURITIES	FGL	ORD	30-Dec-09	S	-1,818	10,217.16
DEUTSCHE SECURITIES	FGL	ORD	30-Dec-09	S	-1,960	10,901.72
DEUTSCHE SECURITIES						

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	30-Dec-09	S	-2,000	11,240.00
DEUTSCHE SECURITIES	FGL	ORD	30-Dec-09	B	4,000	-22,200.00
DEUTSCHE SECURITIES	FGL	ORD	30-Dec-09	S	-5,000	27,500.00
DEUTSCHE SECURITIES	FGL	ORD	30-Dec-09	B	5,352	-29,624.93
DEUTSCHE SECURITIES	FGL	ORD	30-Dec-09	B	6,095	-33,597.50
DEUTSCHE SECURITIES	FGL	ORD	30-Dec-09	S	-9,473	53,055.70
DEUTSCHE SECURITIES	FGL	ORD	30-Dec-09	B	9,635	-52,896.15
DEUTSCHE SECURITIES	FGL	ORD	30-Dec-09	S	-9,787	54,689.75
DEUTSCHE SECURITIES	FGL	ORD	30-Dec-09	B	10,000	-55,100.00
DEUTSCHE SECURITIES	FGL	ORD	30-Dec-09	S	-11,799	65,328.70
DEUTSCHE SECURITIES	FGL	ORD	30-Dec-09	B	15,000	-82,750.50
DEUTSCHE SECURITIES	FGL	ORD	30-Dec-09	S	-16,239	90,651.42
DEUTSCHE SECURITIES	FGL	ORD	30-Dec-09	B	18,215	-100,000.35
DEUTSCHE SECURITIES	FGL	ORD	30-Dec-09	B	23,821	-130,777.29
DEUTSCHE SECURITIES	FGL	ORD	30-Dec-09	B	25,027	138,436.05
DEUTSCHE SECURITIES	FGL	ORD	30-Dec-09	S	-29,571	164,243.25
DEUTSCHE SECURITIES	FGL	ORD	30-Dec-09	B	30,000	-164,700.00
DEUTSCHE SECURITIES	FGL	ORD	30-Dec-09	B	60,638	-338,551.30
DEUTSCHE SECURITIES	FGL	ORD	31-Dec-09	B	271	-1,485.08
DEUTSCHE SECURITIES	FGL	ORD	31-Dec-09	B	1,400	-7,714.00
DEUTSCHE SECURITIES	FGL	ORD	31-Dec-09	S	-4,742	26,107.84
DEUTSCHE SECURITIES	FGL	ORD	31-Dec-09	B	5,000	-27,360.00
DEUTSCHE SECURITIES	FGL	ORD	31-Dec-09	S	-6,000	33,140.00
DEUTSCHE SECURITIES	FGL	ORD	31-Dec-09	B	8,000	-44,000.00
DEUTSCHE SECURITIES	FGL	ORD	31-Dec-09	B	8,282	-46,284.79
DEUTSCHE SECURITIES	FGL	ORD	31-Dec-09	B	9,434	-51,790.02
DEUTSCHE SECURITIES	FGL	ORD	31-Dec-09	B	13,269	-72,897.99
DEUTSCHE SECURITIES	FGL	ORD	31-Dec-09	S	-13,688	75,483.32
DEUTSCHE SECURITIES	FGL	ORD	31-Dec-09	S	-16,564	92,564.61
DEUTSCHE SECURITIES	FGL	ORD	31-Dec-09	S	-18,164	99,805.65
DEUTSCHE SECURITIES	FGL	ORD	31-Dec-09	S	-18,215	100,182.50
DEUTSCHE SECURITIES	FGL	ORD	31-Dec-09	S	-50,491	277,810.32
DEUTSCHE SECURITIES	FGL	ORD	31-Dec-09	B	55,163	-303,887.45
DEUTSCHE SECURITIES	FGL	ORD	31-Dec-09	B	82,607	-455,259.77
DEUTSCHE SECURITIES	FGL	ORD	31-Dec-09	S	-3,000	16,550.00
DEUTSCHE SECURITIES	FGL	ORD	31-Dec-09	B	3,000	-16,460.00
DEUTSCHE SECURITIES	FGL	ORD	04-Jan-10	S	-263	1,454.39
DEUTSCHE SECURITIES	FGL	ORD	04-Jan-10	S	-509	2,845.31
DEUTSCHE SECURITIES	FGL	ORD	04-Jan-10	S	-966	5,332.32
DEUTSCHE SECURITIES	FGL	ORD	04-Jan-10	B	2,299	-12,880.50
DEUTSCHE SECURITIES	FGL	ORD	04-Jan-10	B	2,380	-13,234.47
DEUTSCHE SECURITIES	FGL	ORD	04-Jan-10	B	2,500	-13,825.78
DEUTSCHE SECURITIES	FGL	ORD	04-Jan-10	B	3,210	-17,709.53
DEUTSCHE SECURITIES	FGL	ORD	04-Jan-10	S	-3,626	20,186.67
DEUTSCHE SECURITIES	FGL	ORD	04-Jan-10	B	4,000	-22,140.00
DEUTSCHE SECURITIES	FGL	ORD	04-Jan-10	S	-4,226	23,541.82
DEUTSCHE SECURITIES	FGL	ORD	04-Jan-10	B	6,370	-35,226.10
DEUTSCHE SECURITIES	FGL	ORD	04-Jan-10	S	-8,299	46,050.48
DEUTSCHE SECURITIES	FGL	ORD	04-Jan-10	B	12,019	-66,892.95
DEUTSCHE SECURITIES	FGL	ORD	04-Jan-10	S	-12,500	69,225.00
DEUTSCHE SECURITIES	FGL	ORD	04-Jan-10	B	12,580	-70,060.60
DEUTSCHE SECURITIES	FGL	ORD	04-Jan-10	B	16,000	-88,049.60
DEUTSCHE SECURITIES	FGL	ORD	04-Jan-10	B	25,000	-138,500.00
DEUTSCHE SECURITIES	FGL	ORD	04-Jan-10	B	25,826	-142,773.58
DEUTSCHE SECURITIES	FGL	ORD	04-Jan-10	B	26,081	-144,227.93
DEUTSCHE SECURITIES	FGL	ORD	04-Jan-10	S	-41,558	231,141.44
DEUTSCHE SECURITIES	FGL	ORD	04-Jan-10	B	133,356	-740,739.24
DEUTSCHE SECURITIES	FGL	ORD	04-Jan-10	B	273,881	-1,523,510.54
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	S	-11	60.83
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	S	-37	204.61
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	S	-43	237.79
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	S	-46	254.38
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	S	-64	353.92
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	S	-128	707.84
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	S	-186	1,028.58
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	B	530	-2,930.30
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	S	-1,865	10,257.50
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	B	2,531	-13,920.50
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	S	-2,555	14,052.50
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	B	4,000	-22,082.40
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	S	-5,000	27,500.00
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	S	-6,370	35,035.00
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	B	9,000	-49,430.00
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	B	10,034	-55,257.10
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	B	12,826	-70,643.00
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	S	-24,950	137,061.69
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	S	-26,081	143,445.50
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	B	27,082	-152,251.00

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	B	27,686	-151,819.03
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	B	28,825	-158,537.50
DEUTSCHE SECURITIES	FGL	ORD	05 Jan-10	B	34,853	-191,605.31
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	S	-42,121	231,816.33
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	B	47,725	-262,476.05
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	S	-125,118	688,130.06
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	S	-131,752	724,556.95
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	B	172,735	-951,009.19
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	B	365,758	-2,014,375.61
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	B	1,035	-5,692.50
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	S	-1,035	5,692.50
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	B	1,392	-7,642.08
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	S	-1,392	7,656.00
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	B	8,619	-47,404.50
DEUTSCHE SECURITIES	FGL	ORD	05-Jan-10	S	-8,619	47,404.50
DEUTSCHE SECURITIES	FGL	ORD	06-Jan-10	S	-490	2,704.80
DEUTSCHE SECURITIES	FGL	ORD	06-Jan-10	S	-2,500	13,725.00
DEUTSCHE SECURITIES	FGL	ORD	06-Jan-10	B	3,000	-16,470.00
DEUTSCHE SECURITIES	FGL	ORD	06-Jan-10	S	-4,000	21,978.00
DEUTSCHE SECURITIES	FGL	ORD	06-Jan-10	B	5,439	-29,887.11
DEUTSCHE SECURITIES	FGL	ORD	06-Jan-10	B	5,688	-31,229.96
DEUTSCHE SECURITIES	FGL	ORD	06 Jon 10	B	7,000	-38,310.00
DEUTSCHE SECURITIES	FGL	ORD	06-Jan-10	S	-12,233	67,153.05
DEUTSCHE SECURITIES	FGL	ORD	06-Jan-10	S	12,826	70,158.22
DEUTSCHE SECURITIES	FGL	ORD	06-Jan-10	B	16,710	-91,403.70
DEUTSCHE SECURITIES	FGL	ORD	06-Jan-10	S	-26,234	143,499.98
DEUTSCHE SECURITIES	FGL	ORD	06-Jan-10	B	26,409	-144,457.23
DEUTSCHE SECURITIES	FGL	ORD	06-Jan-10	S	-27,682	151,420.54
DEUTSCHE SECURITIES	FGL	ORD	06-Jan-10	S	-47,071	258,203.52
DEUTSCHE SECURITIES	FGL	ORD	06-Jan-10	S	-57,697	316,266.11
DEUTSCHE SECURITIES	FGL	ORD	06-Jan-10	B	91,210	-501,051.33
DEUTSCHE SECURITIES	FGL	ORD	06-Jan-10	B	246,587	-1,355,168.18
DEUTSCHE SECURITIES	FGL	ORD	07-Jan-10	B	7,772	-42,078.52
DEUTSCHE SECURITIES	FGL	ORD	07-Jan-10	B	8,396	-45,290.54
DEUTSCHE SECURITIES	FGL	ORD	07-Jan-10	B	8,976	-49,008.96
DEUTSCHE SECURITIES	FGL	ORD	07-Jan-10	S	-10,000	54,100.00
DEUTSCHE SECURITIES	FGL	ORD	07-Jan-10	S	-11,510	62,069.10
DEUTSCHE SECURITIES	FGL	ORD	07-Jan-10	S	-13,185	71,067.15
DEUTSCHE SECURITIES	FGL	ORD	07-Jan-10	B	18,000	-97,280.00
DEUTSCHE SECURITIES	FGL	ORD	07-Jan-10	B	18,300	-99,077.24
DEUTSCHE SECURITIES	FGL	ORD	07-Jan-10	S	-18,519	100,002.60
DEUTSCHE SECURITIES	FGL	ORD	07-Jan-10	S	-18,728	101,091.87
DEUTSCHE SECURITIES	FGL	ORD	07-Jan-10	S	-30,039	162,133.02
DEUTSCHE SECURITIES	FGL	ORD	07-Jan-10	S	-50,835	274,509.00
DEUTSCHE SECURITIES	FGL	ORD	07-Jan-10	B	55,000	-297,800.00
DEUTSCHE SECURITIES	FGL	ORD	07-Jan-10	S	-61,242	332,290.62
DEUTSCHE SECURITIES	FGL	ORD	07-Jan-10	S	-65,743	355,426.38
DEUTSCHE SECURITIES	FGL	ORD	07-Jan-10	B	88,515	-477,998.70
DEUTSCHE SECURITIES	FGL	ORD	07-Jan-10	B	101,270	-547,536.51
DEUTSCHE SECURITIES	FGL	ORD	07-Jan-10	S	-135,676	732,699.35
DEUTSCHE SECURITIES	FGL	ORD	07-Jan-10	B	140,000	-756,000.00
DEUTSCHE SECURITIES	FGL	ORD	07-Jan-10	S	-250,000	1,342,500.00
DEUTSCHE SECURITIES	FGL	ORD	07-Jan-10	B	250,000	-1,349,100.41
DEUTSCHE SECURITIES	FGL	ORD	08-Jan-10	S	-1	5.39
DEUTSCHE SECURITIES	FGL	ORD	08-Jan-10	S	-1,000	5,400.00
DEUTSCHE SECURITIES	FGL	ORD	08-Jan-10	S	-1,305	7,020.90
DEUTSCHE SECURITIES	FGL	ORD	08-Jan-10	S	-1,942	10,467.38
DEUTSCHE SECURITIES	FGL	ORD	08-Jan-10	B	6,000	-32,440.00
DEUTSCHE SECURITIES	FGL	ORD	08-Jan-10	B	6,000	-32,280.00
DEUTSCHE SECURITIES	FGL	ORD	08-Jan-10	S	-8,692	48,116.80
DEUTSCHE SECURITIES	FGL	ORD	08-Jan-10	B	10,400	-56,141.00
DEUTSCHE SECURITIES	FGL	ORD	08-Jan-10	B	11,919	-64,302.76
DEUTSCHE SECURITIES	FGL	ORD	08-Jan-10	S	-14,452	78,239.07
DEUTSCHE SECURITIES	FGL	ORD	08 Jan-10	B	15,281	-82,468.60
DEUTSCHE SECURITIES	FGL	ORD	08-Jan-10	S	-15,669	84,651.77
DEUTSCHE SECURITIES	FGL	ORD	08-Jan-10	B	24,142	-129,942.67
DEUTSCHE SECURITIES	FGL	ORD	08-Jan-10	B	26,518	-142,932.02
DEUTSCHE SECURITIES	FGL	ORD	08-Jan-10	B	34,969	-188,006.29
DEUTSCHE SECURITIES	FGL	ORD	08-Jan-10	B	37,072	-199,818.08
DEUTSCHE SECURITIES	FGL	ORD	08-Jan-10	S	-37,422	201,704.58
DEUTSCHE SECURITIES	FGL	ORD	08-Jan-10	S	-40,425	217,890.75
DEUTSCHE SECURITIES	FGL	ORD	08-Jan-10	B	44,943	-242,242.77
DEUTSCHE SECURITIES	FGL	ORD	08-Jan-10	S	-64,267	346,411.98
DEUTSCHE SECURITIES	FGL	ORD	08-Jan-10	B	64,903	-351,021.39
DEUTSCHE SECURITIES	FGL	ORD	08-Jan-10	B	106,931	-577,781.10
DEUTSCHE SECURITIES	FGL	ORD	08-Jan-10	B	2,000	-10,760.00
DEUTSCHE SECURITIES	FGL	ORD	08-Jan-10	S	-2,000	10,780.00
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	B	1	-5.39

NB: Note 1 Some trades details not available at time of filing

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans,Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	B	6	-32.34
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	S	-16	86.24
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	B	3.937	-21,412.02
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	S	-5,000	27,250.00
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	B	5 100	-27.795 00
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	S	-6,568	35,994.72
DEUTSCHE SECURITIES	FGL	ORD	11 Jan 10	B	6,637	-36,203.87
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	S	-10,818	58,958.10
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	S	-15,000	81,750.00
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	S	-18,553	101,113.85
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	B	23,142	-126,075.31
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	B	23,643	-129,004.34
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	S	-26,106	140,709.07
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	B	29,170	-158,976.50
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	S	-31,750	172,667.49
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	S	-34,155	186,288.20
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	B	36,698	-200,004.10
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	B	54,706	-297.184.30
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	B	101,270	-547,536.51
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	B	146.192	-798,407.99
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	B	157,437	-858,204.83
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	B	217.927	-1,187,140.10
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	S	-34,000	185,210.00
DEUTSCHE SECURITIES	FGL	ORD	11-Jan-10	B	34,000	-185.360.01
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	B	1	-5.45
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	B	3,000	-16,380.00
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	B	5,667	-30,885.15
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	S	-13.275	72,614.25
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	B	14,873	-81,355.31
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	B	17,770	-96,069.02
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	B	18,349	-100,002.05
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	B	19,290	-105,130.50
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	S	-21,510	117,620.86
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	S	-22,300	122,100.55
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	S	-23,000	125,840.00
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	S	-29,170	158,976.50
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	S	-36,698	200,004.10
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	S	-50,668	276,325.48
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	S	-72,675	396,323.42
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	B	93,151	-509,768.85
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	B	96,900	-528,439.30
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	B	98,044	-536,552.01
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	S	-101,270	547.536.51
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	S	-122,655	671.582.71
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	S	-166,797	911,245.37
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	B	260,810	-1,405,799.79
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	S	-10,000	54,600.00
DEUTSCHE SECURITIES	FGL	ORD	12-Jan-10	B	10,000	-54,800.00
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	S	-1,400	7,626.27
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	B	1,659	-9,046.67
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	B	3,000	-16,260.00
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	S	-3,364	18,320.88
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	B	4,000	-21,700.00
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	B	4,200	-22,796.00
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	S	-7,000	38,040.00
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	B	8,486	-46,183.84
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	S	-9,243	50,369.71
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	B	16,026	-87,021.18
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	S	-18,349	99,635.07
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	B	20,832	-113,127.76
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	S	-25,832	140,181.56
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	B	27,225	-147,658.80
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	S	-37,658	204,482.94
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	B	43.469	-237,062.54
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	S	-51,044	278,307.20
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	S	-56,585	308,604.02
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	S	-56,994	310,146.64
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	S	-63,822	348,008.80
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	B	119,783	-653,151.47
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	S	-120,573	660,113.06
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	B	128,708	-700,420.69
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	S	-129,000	705,179.52
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	B	3	-16.29
DEUTSCHE SECURITIES	FGL	ORD	13-Jan-10	S	-3	16.29
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	B	2	-10.93
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	S	-2.610	14,211.45
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	B	4,000	-21,880.00
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	S	-8,587	47,019.63

NS Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	S	-8.643	47.450.07
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	B	9,838	-53,786.31
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	S	-16,026	87,513.01
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	S	-16,389	89,483.94
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	B	18.315	-99,999.90
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	B	18,368	-100,289.28
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	S	-19,443	106,331.82
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	B	23.668	-129,277.98
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	S	-26,188	142,986.48
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	B	44,201	-241,693.84
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	B	60,600	-333,074.55
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	B	70,537	-385,160.23
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	S	-101,080	551,896.80
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	B	120,573	-660,173.35
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	B	126,347	-690,731.45
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	B	173,623	-949,387.93
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	S	-218,137	1.188,425.33
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	B	12	-65.46
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	S	-12	65.45
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	S	-2,000	10,940.00
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	B	2,000	-10,920.00
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	S	-9,000	49,380.00
DEUTSCHE SECURITIES	FGL	ORD	14-Jan-10	B	9,000	-49,110.00
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	S	-5	27.30
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	S	-5	27.25
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	B	48	-261.60
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	B	1,600	-8,704.00
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	B	1,821	-9,907.29
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	S	-2,000	10,940.00
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	B	2,047	-11,198.11
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	S	-3,000	16,430.00
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	B	4,000	-21,760.00
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	B	4,188	-22,848.31
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	S	-4,200	22,956.36
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	S	-8,000	43,800.00
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	S	-9,520	51,979.20
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	S	-10,000	54,900.00
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	B	12,361	-67,431.30
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	S	-15,600	85,492.15
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	S	-17,514	96,151.66
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	S	-18,315	100,549.35
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	S	-23,174	126,833.62
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	B	26,188	-143,772.12
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	S	-39,927	218,256.95
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	S	-50,977	278,040.57
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	S	-53,346	292,869.54
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	S	-101,080	551,896.80
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	B	101,085	-551,924.10
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	B	110,210	-602,838.70
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	S	-148,606	810,467.40
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	B	341,495	-1,865,518.89
DEUTSCHE SECURITIES	FGL	ORD	15-Jan-10	S	-600,000	3,264,360.00
DEUTSCHE SECURITIES	FGL	ORD	18-Jan-10	S	-1,000	5,470.00
DEUTSCHE SECURITIES	FGL	ORD	18-Jan-10	S	-1,821	9,960.87
DEUTSCHE SECURITIES	FGL	ORD	18-Jan-10	B	2,000	-10,920.00
DEUTSCHE SECURITIES	FGL	ORD	18-Jan-10	B	2,424	-13,186.56
DEUTSCHE SECURITIES	FGL	ORD	18-Jan-10	B	4,000	-21,760.00
DEUTSCHE SECURITIES	FGL	ORD	18-Jan-10	B	4,375	-23,896.25
DEUTSCHE SECURITIES	FGL	ORD	18-Jan-10	S	-4,666	25,425.50
DEUTSCHE SECURITIES	FGL	ORD	18-Jan-10	S	-4,669	25,539.43
DEUTSCHE SECURITIES	FGL	ORD	18-Jan-10	S	-6,560	35,752.00
DEUTSCHE SECURITIES	FGL	ORD	18-Jan-10	S	-12,303	67,297.41
DEUTSCHE SECURITIES	FGL	ORD	18-Jan-10	B	14,357	-78,532.79
DEUTSCHE SECURITIES	FGL	ORD	18-Jan-10	B	17,933	-97,555.52
DEUTSCHE SECURITIES	FGL	ORD	18-Jan-10	B	18.364	-99,921.60
DEUTSCHE SECURITIES	FGL	ORD	18-Jan-10	S	-41,381	225,439.50
DEUTSCHE SECURITIES	FGL	ORD	18-Jan-10	S	-44,405	242,895.35
DEUTSCHE SECURITIES	FGL	ORD	18-Jan-10	B	53,346	-291,802.62
DEUTSCHE SECURITIES	FGL	ORD	18-Jan-10	S	-119,553	651,468.21
DEUTSCHE SECURITIES	FGL	ORD	18-Jan-10	S	-182,902	990,020.62
DEUTSCHE SECURITIES	FGL	ORD	18-Jan-10	S	-232,135	1,263,580.45
DEUTSCHE SECURITIES	FGL	ORD	18-Jan-10	B	1,021,428	-5,588,334.73
DEUTSCHE SECURITIES	FGL	ORD	18-Jan-10	B	3,000	-16,290.00
DEUTSCHE SECURITIES	FGL	ORD	18-Jan-10	S	-3,000	16,340.00
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	S	-400	2,152.00
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	S	-1,862	10,017.56
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	B	2,380	-12,804.40
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	S	-3,333	17,931.54
DEUTSCHE SECURITIES						

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans,Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	S	-3,846	20,742.76
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	B	4,853	-26,206.20
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	S	-4,929	26,669.63
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	B	5,352	-28,793.76
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	B	6,000	-32,280.00
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	S	-9,200	49,632.00
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	S	-11,725	63,784.00
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	B	13,634	-73,630.42
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	B	16,000	80,700.00
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	B	29,649	-160,500.26
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	S	-35,282	191,443.66
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	B	36,500	-196,850.01
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	S	-50,431	272,195.91
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	B	51,000	-275,500.00
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	B	60,000	-322,800.00
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	B	83,193	-447,576.34
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	B	172,706	-944,563.66
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	B	200,000	-1,081,080.00
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	S	-353,044	1,912,933.61
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	S	-3,219	17,266.03
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	B	3,219	-17,318.22
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	B	5,000	-27,060.00
DEUTSCHE SECURITIES	FGL	ORD	19-Jan-10	S	-5,000	27,000.00
DEUTSCHE SECURITIES	FGL	ORD	20-Jan-10	S	-1,000	5,420.00
DEUTSCHE SECURITIES	FGL	ORD	20-Jan-10	B	1,556	-8,417.96
DEUTSCHE SECURITIES	FGL	ORD	20-Jan-10	B	1,844	-9,994.48
DEUTSCHE SECURITIES	FGL	ORD	20-Jan-10	B	1,862	-10,073.42
DEUTSCHE SECURITIES	FGL	ORD	20-Jan-10	S	-3,248	17,604.16
DEUTSCHE SECURITIES	FGL	ORD	20-Jan-10	B	3,683	-19,925.03
DEUTSCHE SECURITIES	FGL	ORD	20-Jan-10	B	4,000	-21,680.00
DEUTSCHE SECURITIES	FGL	ORD	20-Jan-10	B	8,920	-48,221.85
DEUTSCHE SECURITIES	FGL	ORD	20-Jan-10	S	-11,343	61,404.20
DEUTSCHE SECURITIES	FGL	ORD	20-Jan-10	S	-17,000	91,970.00
DEUTSCHE SECURITIES	FGL	ORD	20-Jan-10	S	-24,354	131,755.90
DEUTSCHE SECURITIES	FGL	ORD	20-Jan-10	S	-28,600	154,874.72
DEUTSCHE SECURITIES	FGL	ORD	20-Jan-10	B	45,319	-245,175.79
DEUTSCHE SECURITIES	FGL	ORD	20-Jan-10	S	-50,000	270,095.00
DEUTSCHE SECURITIES	FGL	ORD	20-Jan-10	B	66,323	-358,820.69
DEUTSCHE SECURITIES	FGL	ORD	20-Jan-10	S	-71,367	386,095.47
DEUTSCHE SECURITIES	FGL	ORD	20-Jan-10	B	201,668	-1,088,926.53
DEUTSCHE SECURITIES	FGL	ORD	20-Jan-10	S	-474,773	2,560,260.88
DEUTSCHE SECURITIES	FGL	ORD	20-Jan-10	B	12,782	-69,278.44
DEUTSCHE SECURITIES	FGL	ORD	20-Jan-10	B	12,782	-69,278.44
DEUTSCHE SECURITIES	FGL	ORD	20-Jan-10	S	-12,782	69,150.62
DEUTSCHE SECURITIES	FGL	ORD	20-Jan-10	S	-12,782	69,150.62
DEUTSCHE SECURITIES	FGL	ORD	21-Jan-10	B	380	-2,059.83
DEUTSCHE SECURITIES	FGL	ORD	21-Jan-10	S	-1,855	9,979.90
DEUTSCHE SECURITIES	FGL	ORD	21-Jan-10	B	3,199	-17,217.61
DEUTSCHE SECURITIES	FGL	ORD	21-Jan-10	S	3,460	18,693.28
DEUTSCHE SECURITIES	FGL	ORD	21-Jan-10	S	-4,000	21,640.00
DEUTSCHE SECURITIES	FGL	ORD	21-Jan-10	B	5,219	-28,234.79
DEUTSCHE SECURITIES	FGL	ORD	21-Jan-10	B	7,500	-40,350.00
DEUTSCHE SECURITIES	FGL	ORD	21-Jan-10	S	-7,722	41,801.76
DEUTSCHE SECURITIES	FGL	ORD	21-Jan-10	S	-8,500	46,070.00
DEUTSCHE SECURITIES	FGL	ORD	21-Jan-10	B	8,760	-47,479.20
DEUTSCHE SECURITIES	FGL	ORD	21-Jan-10	S	-18,716	101,183.72
DEUTSCHE SECURITIES	FGL	ORD	21-Jan-10	S	-34,901	188,814.41
DEUTSCHE SECURITIES	FGL	ORD	21-Jan-10	B	42,671	-230,577.02
DEUTSCHE SECURITIES	FGL	ORD	21-Jan-10	B	45,096	-243,974.86
DEUTSCHE SECURITIES	FGL	ORD	21-Jan-10	S	-70,548	381,699.95
DEUTSCHE SECURITIES	FGL	ORD	21-Jan-10	B	89,139	-479,567.82
DEUTSCHE SECURITIES	FGL	ORD	21-Jan-10	S	-704,822	3,810,972.55
DEUTSCHE SECURITIES	FGL	ORD	21-Jan-10	S	-1,000	5,410.00
DEUTSCHE SECURITIES	FGL	ORD	21-Jan-10	B	1,000	-5,390.00
DEUTSCHE SECURITIES	FGL	ORD	21-Jan-10	S	-32,969	177,799.00
DEUTSCHE SECURITIES	FGL	ORD	21-Jan-10	B	32,969	-177,583.06
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	B	1,000	-5,310.00
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	B	3,488	-18,592.78
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	B	3,500	-18,630.15
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	B	3,724	-19,923.40
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	S	-5,148	27,541.80
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	B	8,244	-44,070.84
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	S	-11,985	64,053.32
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	B	17,220	-91,641.14
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	B	21,951	-117,218.34
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	B	30,000	-160,500.00
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	S	-32,000	171,155.20
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	S	-40,166	214,699.32
DEUTSCHE SECURITIES						

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans,Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	B	42,710	-226,849.84
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	B	47,220	-252,627.00
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	S	-56,560	301,962.64
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	S	-62,618	334,380.12
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	B	187,671	-1,008,037.24
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	B	233,654	-1,246,520.72
DEUTSCHE SECURITIES	FGL	ORD	22 Jan 10	S	-421,876	2,247,670.95
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	S	-2,000	10,700.00
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	B	2,000	-10,700.00
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	S	-19,261	102,996.86
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	B	19,261	-103,103.70
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	S	-43,902	234,436.68
DEUTSCHE SECURITIES	FGL	ORD	22-Jan-10	B	43,902	-234,436.68
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	B	1,866	-10,020.42
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	S	-1,869	10,036.53
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	S	-1,952	10,404.16
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	S	-2,000	10,640.00
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	S	-4,062	21,681.33
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	S	-4,788	25,376.40
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	B	5,111	-27,446.07
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	B	6,605	-35,257.49
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	S	-7,758	41,427.72
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	S	-17,160	92,149.20
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	B	23,611	-126,585.87
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	S	-25,000	134,250.00
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	S	-28,088	150,818.52
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	B	30,179	-162,061.23
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	B	30,538	-163,105.15
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	B	37,081	-198,270.47
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	S	-47,220	253,571.40
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	B	60,000	-322,200.00
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	B	103,359	-553,001.60
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	S	-137,419	731,047.35
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	S	-320,358	1,706,931.50
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	S	-1,000	5,310.00
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	B	1,000	-5,300.00
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	S	-14,904	79,597.65
DEUTSCHE SECURITIES	FGL	ORD	25-Jan-10	B	14,904	-79,566.40
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	B	5	-26.85
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	B	19	-102.03
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	S	-20	107.40
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	B	22	-118.14
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	B	33	-177.21
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	S	-47	252.39
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	B	65	-349.05
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	B	103	-553.11
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	S	-136	730.32
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	B	504	-2,706.48
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	B	1,508	-8,007.96
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	S	-2,462	13,245.56
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	S	-2,574	13,826.70
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	S	-2,797	15,019.89
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	B	4,685	-25,150.11
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	B	9,058	-48,598.88
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	B	9,883	-53,280.18
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	S	-10,240	55,142.13
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	S	-12,000	64,440.00
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	B	12,794	-68,831.72
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	S	-16,000	85,920.00
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	S	-16,909	90,850.71
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	B	17,081	-91,556.69
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	S	-20,522	109,856.36
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	S	-25,140	135,001.80
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	S	-30,179	162,061.23
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	S	-44,000	236,360.00
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	S	-62,593	336,875.53
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	S	-92,948	500,269.16
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	B	212,491	-1,141,034.17
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	S	-500,000	2,685,950.00
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	S	-565,561	3,037,687.53
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	B	150,077	-805,567.07
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	S	-150,077	805,594.80
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	B	200,000	-1,080,000.00
DEUTSCHE SECURITIES	FGL	ORD	27-Jan-10	S	-200,000	1,078,305.77
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	S	-648	3,460.32
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	B	1,871	-9,953.72
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	B	2,300	-12,190.00
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	S	-3,287	17,499.26
DEUTSCHE SECURITIES						

NB Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	B	3,395	-18,061.40
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	B	4,558	-24,339.72
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	S	-4,627	24,615.64
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	S	-5,000	26,600.00
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	B	9,883	-52,577.56
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	B	15,622	-83,401.72
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	S	-23,011	122,578.23
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	S	-28,839	153,423.48
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	B	39,545	-210,379.40
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	B	41,564	-221,004.84
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	B	48,670	258,914.67
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	S	-50,000	266,995.00
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	S	-70,501	375,241.19
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	B	88,425	-471,305.25
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	B	106,208	-565,778.30
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	S	-270,000	1,440,855.00
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	S	-1,021,726	5,472,262.28
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	B	2,000	-10,640.00
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	S	-2,000	10,640.00
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	S	-103,004	549,013.79
DEUTSCHE SECURITIES	FGL	ORD	28-Jan-10	B	103,004	-549,040.45
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	S	-385	2,044.35
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	B	700	-3,717.00
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	S	-733	3,914.22
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	B	871	-4,651.14
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	S	-940	5,019.60
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	B	1,872	-9,996.48
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	S	-2,000	10,680.00
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	S	-3,529	18,925.01
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	B	3,982	-21,263.88
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	B	4,943	-26,405.62
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	B	6,768	-36,141.12
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	S	-8,000	42,480.00
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	S	-8,109	43,422.11
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	S	-19,067	101,438.76
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	B	20,054	-106,486.74
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	S	-45,839	244,765.03
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	B	59,706	-317,858.64
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	S	-61,287	327,560.63
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	S	-81,478	436,433.19
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	B	103,935	-557,756.78
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	S	-122,059	651,795.06
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	B	183,953	-982,768.90
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	B	287,605	-1,537,392.53
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	S	-338,773	1,807,116.81
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	B	100,251	-535,962.87
DEUTSCHE SECURITIES	FGL	ORD	29-Jan-10	S	-100,251	535,836.93
DEUTSCHE SECURITIES	FGL	ORD	01-Feb-10	B	1	-5.34
DEUTSCHE SECURITIES	FGL	ORD	01-Feb-10	S	-871	4,651.14
DEUTSCHE SECURITIES	FGL	ORD	01-Feb-10	S	-1,000	5,300.00
DEUTSCHE SECURITIES	FGL	ORD	01-Feb-10	S	-2,200	11,706.08
DEUTSCHE SECURITIES	FGL	ORD	01-Feb-10	S	-2,807	15,017.45
DEUTSCHE SECURITIES	FGL	ORD	01-Feb-10	B	3,199	-16,998.86
DEUTSCHE SECURITIES	FGL	ORD	01-Feb-10	S	-5,981	31,998.35
DEUTSCHE SECURITIES	FGL	ORD	01-Feb-10	B	6,433	-34,352.22
DEUTSCHE SECURITIES	FGL	ORD	01-Feb-10	B	8,855	-47,217.75
DEUTSCHE SECURITIES	FGL	ORD	01-Feb-10	S	-10,517	55,962.37
DEUTSCHE SECURITIES	FGL	ORD	01-Feb-10	S	-17,732	94,305.58
DEUTSCHE SECURITIES	FGL	ORD	01-Feb-10	S	-19,766	105,748.09
DEUTSCHE SECURITIES	FGL	ORD	01-Feb-10	S	-48,854	259,746.95
DEUTSCHE SECURITIES	FGL	ORD	01-Feb-10	S	-49,539	263,284.12
DEUTSCHE SECURITIES	FGL	ORD	01-Feb-10	S	-49,842	266,654.70
DEUTSCHE SECURITIES	FGL	ORD	01-Feb-10	S	-52,818	282,507.64
DEUTSCHE SECURITIES	FGL	ORD	01-Feb-10	B	82,514	-441,449.90
DEUTSCHE SECURITIES	FGL	ORD	01-Feb-10	B	191,220	-1,017,997.91
DEUTSCHE SECURITIES	FGL	ORD	01-Feb-10	S	-236,538	1,258,689.66
DEUTSCHE SECURITIES	FGL	ORD	01-Feb-10	S	-82,866	440,046.62
DEUTSCHE SECURITIES	FGL	ORD	01-Feb-10	B	82,866	-439,759.79
DEUTSCHE SECURITIES	FGL	ORD	02-Feb-10	B	935	-5,049.00
DEUTSCHE SECURITIES	FGL	ORD	02-Feb-10	B	1,000	-5,340.00
DEUTSCHE SECURITIES	FGL	ORD	02-Feb-10	S	-1,849	9,836.68
DEUTSCHE SECURITIES	FGL	ORD	02-Feb-10	S	-2,300	12,420.00
DEUTSCHE SECURITIES	FGL	ORD	02-Feb-10	S	-3,649	19,481.28
DEUTSCHE SECURITIES	FGL	ORD	02-Feb-10	B	4,563	-24,499.66
DEUTSCHE SECURITIES	FGL	ORD	02-Feb-10	S	-5,700	30,595.00
DEUTSCHE SECURITIES	FGL	ORD	02-Feb-10	B	6,619	-36,437.15
DEUTSCHE SECURITIES	FGL	ORD	02-Feb-10	B	9,354	-50,043.90
DEUTSCHE SECURITIES	FGL	ORD	02-Feb-10	S	-9,772	52,768.80

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX Stock	Trade Date	Trans Type	Trans,Number	Consideration
DEUTSCHE SECURITIES	FGL ORD	02-Feb-10	S	-10,974	58,900.17
DEUTSCHE SECURITIES	FGL ORD	02-Feb-10	S	-25,000	135,000.00
DEUTSCHE SECURITIES	FGL ORD	02-Feb-10	B	49,842	-268,771.95
DEUTSCHE SECURITIES	FGL ORD	02-Feb-10	S	-57,678	311,461.20
DEUTSCHE SECURITIES	FGL ORD	02-Feb-10	S	-98,084	526,495.69
DEUTSCHE SECURITIES	FGL ORD	02-Feb-10	S	-117,689	629,847.56
DEUTSCHE SECURITIES	FGL ORD	02-Feb-10	B	123,267	-660,637.16
DEUTSCHE SECURITIES	FGL ORD	02-Feb-10	S	-232,420	1,245,957.45
DEUTSCHE SECURITIES	FGL ORD	02-Feb-10	S	-266,955	1,435,523.82
DEUTSCHE SECURITIES	FGL ORD	02-Feb-10	S	-310,337	1,655,678.93
DEUTSCHE SECURITIES	FGL ORD	02-Feb-10	S	36,114	193,094.32
DEUTSCHE SECURITIES	FGL ORD	02-Feb-10	B	36,114	-193,318.14
DEUTSCHE SECURITIES	FGL ORD	02-Feb-10	S	-700,000	3,780,000.00
DEUTSCHE SECURITIES	FGL ORD	02-Feb-10	B	700,000	-3,780,000.00
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	S	-2,000	10,880.00
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	B	2,800	-15,232.00
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	S	-4,868	26,384.56
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	S	-7,254	39,364.72
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	B	7,852	-42,627.84
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	B	8,456	-45,989.65
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	B	10,013	-54,310.50
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	S	-10,500	57,045.00
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	S	-11,799	64,163.79
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	B	14,000	-76,126.40
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	S	-17,000	92,140.00
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	S	-17,422	94,775.68
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	B	17,707	-96,084.61
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	S	-20,000	108,400.00
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	S	-39,469	214,711.36
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	B	94,505	-512,217.10
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	S	-200,721	1,090,379.93
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	S	-299,310	1,626,420.61
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	B	313,361	-1,694,436.94
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	S	-452,820	2,459,940.80
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	B	544,367	-2,955,406.26
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	S	-42,815	232,913.60
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	B	42,815	-232,913.60
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	S	-1,000,000	5,428,400.00
DEUTSCHE SECURITIES	FGL ORD	03-Feb-10	B	1,000,000	-5,431,325.44
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	S	-3	16.65
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	B	1,000	-5,470.00
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	S	-1,075	5,902.50
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	B	1,802	-10,001.10
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	S	-4,000	22,237.60
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	B	4,118	-22,854.90
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	B	7,360	-40,848.00
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	S	-7,563	41,595.24
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	B	10,751	-58,162.91
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	S	-11,385	62,369.10
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	S	-13,900	76,796.11
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	S	-14,293	79,013.71
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	B	14,969	-81,896.90
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	S	-16,686	92,807.30
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	S	-17,533	95,935.81
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	S	-33,000	182,650.00
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	B	72,072	-397,706.33
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	S	-86,598	480,618.90
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	S	-102,298	555,478.14
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	S	-132,838	735,905.82
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	B	159,248	-883,530.54
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	S	-163,812	903,624.23
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	S	-169,417	937,605.60
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	B	185,761	-1,018,100.31
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	B	200,000	-1,111,120.00
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	B	240,864	-1,329,087.55
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	S	-265,646	1,456,457.32
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	S	-414,849	2,294,655.96
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	B	242,986	-1,344,959.03
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	S	-242,986	1,345,025.24
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	B	511,159	-2,783,320.59
DEUTSCHE SECURITIES	FGL ORD	04-Feb-10	S	-511,159	2,785,282.91
DEUTSCHE SECURITIES	FGL ORD	05-Feb-10	B	1,000	-5,560.00
DEUTSCHE SECURITIES	FGL ORD	05-Feb-10	B	1,459	-8,112.04
DEUTSCHE SECURITIES	FGL ORD	05-Feb-10	B	1,600	-8,880.00
DEUTSCHE SECURITIES	FGL ORD	05-Feb-10	S	-1,802	10,091.20
DEUTSCHE SECURITIES	FGL ORD	05-Feb-10	S	-2,800	15,584.00
DEUTSCHE SECURITIES	FGL ORD	05-Feb-10	B	3,000	-16,710.00
DEUTSCHE SECURITIES	FGL ORD	05-Feb-10	S	-5,000	27,760.00

NB: Note 1 Some trades details not available at time of filing.

Schedule 1 to Form 605

Group Name	ASX	Stock	Trade Date	Trans Type	Trans,Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	05-Feb-10	S	-5,000	27,950.00
DEUTSCHE SECURITIES	FGL	ORD	05-Feb-10	B	5,067	-28,172.52
DEUTSCHE SECURITIES	FGL	ORD	05-Feb-10	S	-5,856	32,564.86
DEUTSCHE SECURITIES	FGL	ORD	05-Feb-10	B	6,975	-38,711.25
DEUTSCHE SECURITIES	FGL	ORD	05-Feb-10	B	8,400	-46,593.16
DEUTSCHE SECURITIES	FGL	ORD	05-Feb-10	S	-8,756	48,861.29
DEUTSCHE SECURITIES	FGL	ORD	05-Feb-10	S	40,000	224,000.00
DEUTSCHE SECURITIES	FGL	ORD	05-Feb-10	B	49,771	-278,717.60
DEUTSCHE SECURITIES	FGL	ORD	05-Feb-10	S	-100,478	559,367.47
DEUTSCHE SECURITIES	FGL	ORD	05-Feb-10	S	-102,196	569,242.86
DEUTSCHE SECURITIES	FGL	ORD	05-Feb-10	S	-103,428	577,203.72
DEUTSCHE SECURITIES	FGL	ORD	05-Feb-10	S	-175,037	975,294.21
DEUTSCHE SECURITIES	FGL	ORD	05-Feb-10	S	-189,384	1,054,300.73
DEUTSCHE SECURITIES	FGL	ORD	05-Feb-10	B	200,000	-1,115,180.00
DEUTSCHE SECURITIES	FGL	ORD	05-Feb-10	S	-310,073	1,725,804.30
DEUTSCHE SECURITIES	FGL	ORD	05-Feb-10	S	-341,834	1,902,210.29
DEUTSCHE SECURITIES	FGL	ORD	05-Feb-10	B	410,169	-2,281,673.50
DEUTSCHE SECURITIES	FGL	ORD	05-Feb-10	S	-600,000	3,344,000.00
DEUTSCHE SECURITIES	FGL	ORD	05-Feb-10	S	-182,382	1,016,879.43
DEUTSCHE SECURITIES	FGL	ORD	05-Feb-10	B	182,382	-1,016,256.37
DEUTSCHE SECURITIES	FGL	ORD	05-Feb-10	B	900,000	-5,005,000.00
DEUTSCHE SECURITIES	FGL	ORD	05-Feb-10	S	-900,000	4,998,500.00

NB: Note 1 Some trades details not available at time of filing.

Hearing on "China's Activities in Southeast Asia and the Implications for U.S. Interests"

Thursday, February 4, 2010
Room 562, Dirksen Senate Office Building
First Street and Constitution Avenue, NE
Washington, DC 20510

Final Agenda

Hearing Co-Chairs: Vice Chairman Carolyn Bartholomew and Commissioner Larry M. Wortzel

8:45 am – 9:00 am — **Commissioners' Opening Statements**

9:00 am – 9:30 am — **Panel I: Congressional Perspectives**

- Congresswoman Madeleine Z. Bordallo (D-Guam)
- Congressman Eni F. H. Faleomavaega (D-A. Samoa)
- Congressman J. Randy Forbes (R-VA)
- Congressman Dana Rohrabacher, (R-CA)

9:30 am – 10:45 am — **Panel II: Administration Perspectives**

- Mr. David B. Shear, Deputy Assistant Secretary for East Asian and Pacific Affairs, U.S. Department of State, Washington, DC
- Mr. Robert Scher, Deputy Assistant Secretary of Defense for South and Southeast Asia, U.S. Department of Defense, Washington, DC

11:00 am – 12:15 pm — **Panel III: Political and Economic Aspects**

- Mr. Ernest Z. Bower, Senior Advisor and Director, Southeast Asia Program, Center for Strategic and International Studies, Washington, DC
- Mr. Walter Lohman, Director, Asia Studies Center, The Heritage Foundation, Washington, DC
- Ms. Catharin E. Dalpino, Visiting Associate Professor and Director of Thai Studies, Georgetown University, Washington, DC

12:15 pm – 1:00 pm — **Lunch Break**

1:00 pm – 2:15 pm — **Panel IV: Security Aspects**

- Dr. Andrew Scobell, Associate Professor, Texas A&M University, College Station, TX
- Mr. Bronson Percival, Senior Advisor with the Center for Strategic Studies, CNA, Alexandria, VA
- Dr. Richard P. Cronin, Senior Associate, Henry L. Stimson Center, Washington, DC

2:30 pm – 3:30 pm — **Panel V: China and Regional Forums**

- Dr. Ellen L. Frost, Visiting Fellow, Peterson Institute for International Economics and Adjunct Research Fellow, INSS National Defense University, Washington, DC
- Dr. Donald E. Weatherbee, Professor Emeritus, University of South Carolina, Columbia, SC


FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"New Segment Reporting Structure"

Released: 3 February 2010

Pages: 6

(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 9633 2105


FOSTER'S
GROUP

3 February 2010

NEW SEGMENT REPORTING STRUCTURE

Foster's Group Limited (Foster's) today released fiscal 2009 comparative financial information in the segment reporting structure to be adopted in fiscal 2010. The segment reporting change affects only segment composition and does not change Foster's fiscal 2009 results as previously reported to the market.

The revised segment reporting incorporates the requirements of AASB 8 Operating Segments and reflects changes to the management structure announced as part of the wine strategic review.

Foster's revised segment reporting includes financial information on the following business operations:

- Carlton & United Breweries (CUB) which incorporates Foster's beer, cider, spirits (BCS) business in Australia and Foster's operations in Fiji and Samoa
- Australia and New Zealand (ANZ) Wine
- Americas Wine
- Europe, Middle East and Africa (EMEA) Wine
- Asia Wine
- Rest of world BCS which incorporates Foster's BCS activities in EMEA, Americas, Asia and New Zealand
- Corporate

The allocation of shared fiscal 2009 overhead costs in Australia between CUB and ANZ Wine has also been adjusted to provide a comparable basis for actual overheads being incurred by the separate beer and wine businesses in fiscal 2010. The realignment of overhead costs is consistent with the detailed overhead cost analysis completed as part of the wine strategic review announced on 17 February 2009. In first half 2009 $31.7 million and for fiscal 2009 $60.0 million of overhead costs have been reallocated from CUB to ANZ Wine.

Foster's will report first half fiscal 2010 results on 16 February 2010.

Further Information:

Media

Troy Hey
Tel: +61 3 8626 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 8626 2685
Mob: +61 417 033 623

New Segment Reporting Structure

Operating Segments

In February 2009, Foster's announced the outcome of a comprehensive strategic review of its global wine business. The implementation of the recommendations from the review resulted in the Australian Wine and Beer, Cider and Spirits (BCS) divisions being structurally separated to provide greater management focus, organisational simplicity, financial transparency and performance accountability. This change in structure, as well as the adoption of AASB 8 Operating Segments, has resulted in a change in segments reported by the Group. Comparative amounts have been adjusted accordingly.

The Group has identified its operating segments based on the internal reports reviewed and used by the Chief Executive Officer (the chief operating decision maker) in assessing performance and in determining the allocation of resources. These reports, which are reviewed by the chief executive officer on at least a monthly basis, consider the business from both a geographic and product perspective.

The reportable segments are based on operating segments determined by the similarity of the nature of products, the production process, the types of customers and the methods used to distribute the products.

The Group has identified the following reportable segments:

Carlton and United Breweries (CUB)
This segment is responsible for the sale, marketing and supply of all beer, cider and spirits in Australia, and all operations of beer and wine in Fiji & Samoa.

Australia & New Zealand Wine (ANZ Wine)
This segment is responsible for the manufacture, sale and marketing of wine within Australia and New Zealand.

Europe, Middle East and Africa (EMEA) Wine
This segment is responsible for the sale and marketing of wine within the EMEA region.

Americas Wine
This segment is responsible for the manufacture, sale and marketing of wine within the Americas region.

Asia Wine
This segment is responsible for the sale and marketing of wine within the Asia region.

The results of the beer, cider and spirits operations within the Americas, EMEA, New Zealand and Asian regions are not reportable segments and are included within "Rest of the World BCS".

Although EMEA Wine and Asia Wine segments do not meet the quantitative thresholds required by AASB 8, management has concluded that these segments should be reported, given the continued focus on these regions.

Types of products and services

Beer, Cider and Spirits (BCS)
Foster's beer portfolio includes brands such as VB, Carlton Draught, Crown Lager and Pure Blonde. In Australia, Foster's also licenses leading international brands including Corona and Asahi. Cider brands include Strongbow and spirits brands include Cougar and The Black Douglas.

Wine
Foster's wine portfolio includes some of the world's leading premium wine brands such as Beringer, Penfolds, Lindemans, Wolf Blass and Rosemount.

Accounting policies and inter-segment transactions

Inter-segment revenues
Inter-segment revenues represent transactions between legal entities which are recognised based on an internally set transfer price. The price is set on an arm's length basis which is eliminated on consolidation.

Corporate charges
Certain Corporate shared service charges, except for net finance costs, are allocated to each business segment on a proportionate basis linked to segment revenue, to determine a segment result. Unallocated costs are reported in the Corporate segment. Net finance costs are not allocated to segments as the financing function of the Group is centralised through the Group's treasury function.

Segment loans payable and loans receivable
Segment loans are initially recognised at the consideration received excluding transaction costs. Inter-segment loans receivable and payable that earn or incur non-market interest are not adjusted to fair value based on market interest rates.

Other
It is the Group's policy that if items of revenue and expense are not allocated to operating segments, then any associated assets and liability are also not allocated to segments.

Management EBITS
The Chief Executive Officer assesses the financial performance of each segment by analysing the segment's result on a measure of Management EBITS. Management EBITS is defined as profit from continuing operations excluding the effect of net finance costs, tax, material items and the income statement effects of agricultural assets (SGARA). Corporate charges are allocated to each segment on a proportionate basis linked to segment revenue.

Total Assets
Segment assets are those operating assets of the entity that the management committee views as directly attributing to the performance of the segment. Cash, tax and Corporate related assets are not considered to be operating assets and are therefore included in the corporate/unallocated column.

New Segment Reporting Structure

Six months ended 31 December 2008 $m	CUB	ANZ wine	Americas wine	Asia wine	EMEA wine	Total segments	Rest of world BCS	Corporate/ Unallocated	Consolidated
Volume (9L cases millions)	58.0	5.3	9.5	0.4	4.7	77.9	4.0	-	81.9
Total revenue	**1,305.4**	**621.4**	**591.9**	**27.2**	**241.9**	**2,787.8**	**36.8**	**2.9**	**2,827.5**
Less: Inter-segment revenue	-	(290.5)	(7.0)	-	(14.0)	(311.5)	-	-	(311.5)
Total external revenue	**1,305.4**	330.9	**584.9**	**27.2**	227.9	**2,476.3**	**36.8**	**2.9**	**2,516.0**
Comprised of:									
Net sales revenue	1,207.2	326.7	583.9	27.1	226.2	2,371.1	36.5	-	2,407.6
Other revenue	98.2	4.2	1.0	0.1	1.7	105.2	0.3	2.9	108.4
Depreciation	29.0	31.9	17.9	-	1.4	80.2	0.1	3.4	83.7
Amortisation	0.1	1.4	-	-	-	1.5	-	-	1.5
Share of profit of associates & Joint Ventures	-	-	-	-	-	-	5.4	-	5.4
Management EBITS	**456.2**	37.4	**115.2**	**8.6**	**50.4**	**667.8**	**11.8**	**(16.4)**	**663.2**
SGARA profit / (loss)	-	0.5	(0.2)	-	-	0.3	-	-	0.3
Net finance costs								(84.2)	(84.2)
Profit before tax	456.2	37.9	115.0	**8.6**	50.4	**668.1**	11.8	**(100.6)**	**579.3**
Capital expenditure	**20.3**	**13.0**	**12.6**	-	**0.9**	**46.8**	-	**6.3**	**53.1**
Total assets	**1,803.9**	**3,386.9**	**2,192.9**	0.1	**717.8**	**8,101.6**	**113.6**	**1,320.6**	**9,535.8**

New Segment Reporting Structure

Twelve months ended 30 June 2009 $m	CUB	ANZ wine	Americas wine	Asia wine	EMEA wine	Total segments	Rest of world BCS	Corporate/ Unallocated	Consolidated
Volume (9L cases millions)	108.7	8.9	17.9	0.9	8.8	145.2	7.8	-	153.0
Total revenue	2,459.3	1,115.5	1,104.8	71.5	411.7	5,162.8	67.6	1.3	5,231.7
Less: Inter-segment revenue	-	(509.2)	(10.6)	-	(27.4)	(547.2)	-	-	(547.2)
Total external revenue	2,459.3	606.3	1,094.2	71.5	384.3	4,615.6	67.6	1.3	4,684.5
Comprised of:									
Net sales revenue	2,279.2	598.8	1,093.2	71.2	381.6	4,424.0	67.1	-	4,491.1
Other revenue	180.1	7.5	1.0	0.3	2.7	191.6	0.5	1.3	193.4
Depreciation	67.5	64.2	36.5	-	2.8	171.0	0.3	6.7	178.0
Amortisation	0.3	1.8	-	-	-	2.1	-	-	2.1
Share of profit of associates & Joint Ventures	-	-	-	-	-	-	15.6	-	15.6
Management EBITS	860.7	71.6	159.3	27.8	45.4	1,164.8	24.6	(24.4)	1,165.0
SGARA profit / (loss)	-	(22.2)	0.3	-	-	(21.9)	-	-	(21.9)
Material items	(45.5)	(250.8)	(67.2)	-	(1.6)	(365.1)	-	(32.5)	(397.6)
Net finance costs								(146.6)	(146.6)
Profit before tax	815.2	(201.4)	92.4	27.8	43.8	777.8	24.6	(203.5)	598.9
Capital expenditure	57.1	62.5	35.9	-	1.2	156.7	0.2	29.4	186.3
Total assets	1,813.4	3,021.4	1,777.7	0.1	620.8	7,233.4	102.7	1,038.0	8,374.1

New Segment Reporting Structure

Reconciliation

External revenue by product	**6 months ended 31 December 2008**	**12 months ended 30 June 2009**
BCS	1,243.7	2,346.3
Wine	1,163.9	2,144.8
Other	108.4	193.4
Total	**2,516.0**	**4,684.5**

External revenue by geography		
Australia	1,526.8	2,880.4
Americas	586.5	1,099.7
EMEA	228.7	386.9
Other	174.0	317.5
Total	**2,516.0**	**4,684.5**

Non-current assets by geography	**31 December 2008**	**30 June 2009**
Australia	4,369.8	4,025.0
Americas	1,787.2	1,401.6
EMEA	442.7	452.7
Other	129.4	127.1
Total	**6,729.1**	**6,006.4**


FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Notice of Initial Substantial Holder'

Released: 2 February 2010

Pages: 7
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to *jane.jamieson@fostersgroup.com* or
Ph: +61 3 9633 2105

1 February 2010

BY FAX - ORIGINAL IN POST
(61 3 8626 2555)

Foster's Group Limited
77 Southbank Blvd.
Southbank, Victoria 3006
Australia

Re: Notice of Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Form 603 dated 29 January 2010. Please note that a copy of this report has been sent to the Australian Stock Exchange.

The Capital Group Companies, Inc. ("CGC") is the parent company of Capital Research and Management Company ("CRMC"). CRMC is a U.S.-based investment management company that manages the American Funds family of mutual funds. CGC is also the parent company of Capital Group International, Inc. ("CGII"), which in turn is the parent company of five investment management companies: Capital Guardian Trust Company, Capital International, Inc., Capital International Limited, Capital International Sàrl and Capital International K.K. Each of these investment management companies acts separately from the others and from CGC in exercising investment discretion over its managed accounts.

Neither CGC nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 603 are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.

For the purposes of this Notice an outstanding share balance of 1,930,403,911 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469 or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Vivien Tan
Compliance Specialist

Form 603

Corporations Act 2001 Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Foster's Group Limited

ACN/ARSN:

1. Details of substantial holder (1)

Name: The Capital Group Companies, Inc.

ACN/ARSN (if applicable): n/a

The holder became a substantial holder on 29 January 2010

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	96,823,485 shares	96,823,485	5.02%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
The Capital Group Companies, Inc.		96,823,485 Ordinary Shares

The shares being reported under this section are owned by accounts under the discretionary investment management of 1 investment management company (Capital Research and Management Company) which is a direct or indirect subsidiary of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
		none	
See Annexure A dated 29 January 2010 (copy attached)			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
The Capital Group Companies, Inc.	29 September 2009 – 29 January 2010	Average price of 5.4816		70,769,688 Ordinary Shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

The company (Capital Research and Management Company) referred to in paragraph 1(a) is a wholly owned direct or indirect subsidiary of The Capital Group Companies, Inc.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Walter R. Burkley

Capacity: Senior Counsel

sign here ________________________

Date: 1 February 2010

Annexure "A"

This is the Annexure of 1 page marked Annexure "A" referred to in Form 603 (initial) signed by this corporation dated 29 January 2010.

The Capital Group Companies, Inc.

By: ______________________________

Walter R. Burkley
Senior Counsel

Australia Annexure

Foster's Group Limited

29 January 2010

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Research and Management Company	11000006	7,200,000	
	11000012	55,832,127	
	11000016	7,503,689	
	11000033	21,207,356	
	11000034	3,900,000	
	11000054	49,713	
	11000071	1,080,000	
	11000834	50,600	
		96,823,485	
GRAND TOTAL		**96,823,485**	**5.02%**

Nominee List

Foster's Group Limited

29 January 2010

Nominee Name

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000006	7,200,000
11000012	55,832,127
11000016	7,503,689
11000033	21,207,356

Total Shares: 91,743,172

JP Morgan Chase Bank

11000034	3,900,000
11000834	50,600

Total Shares: 3,950,600

State Street Bank & Trust Co.

11000054	49,713

Total Shares: 49,713

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

11000071	1,080,000

Total Shares: 1,080,000